UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 10, 2020

NEOS THERAPEUTICS, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-37508	27-0395455
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2940 N. Highway 360 Grand Prairie, TX	75050
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (972) 408-1300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	NEOS	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01	Entry into Material Definitive Agreement

Merger Agreement

On December 10, 2020, Aytu BioScience, Inc. (“Aytu”) and Neutron Acquisition Sub, Inc., a wholly owned subsidiary of Aytu (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Neos Therapeutics, Inc. (“Neos”). The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Neos, with Neos surviving as a wholly owned subsidiary of Aytu (the “Merger”). Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

In the Merger, each share of Neos common stock issued and outstanding immediately prior to the effective time of the Merger (excluding any Excluded Shares) will automatically be converted into the right to receive (1) 0.1088 shares of Aytu common stock (the “Exchange Ratio”) (provided that the Exchange Ratio is subject to adjustment with respect to the Bridge Note Adjustment (as defined below)) and (2) any cash in lieu of fractional shares of Aytu common stock.

Completion of the Merger is subject to customary closing conditions, including (1) the adoption of the Merger Agreement by a majority of the holders of the outstanding shares of Neos common stock, (2) approval of the issuance of Aytu common stock by a majority of the votes cast by Aytu stockholders on the matter, (3) that the conditions to the Debt Facility Letters (as defined below) have been satisfied as of the time of closing, and that the lenders do not dispute the satisfaction thereof, (4) accuracy of each party’s representations and warranties, subject to certain materiality standards set forth in the Merger Agreement, (5) the absence of a material adverse effect of either party and (6) compliance in all material respects with each party’s obligations under the Merger Agreement and certain other conditions.

Either Neos or Aytu may terminate the Merger Agreement in certain circumstances, including if (1) the Merger is not completed on or before September 10, 2021 (the “Outside Date”), (2) Neos’ stockholders fail to adopt the Merger Agreement, (3) Aytu’s stockholders fail to approve the issuance of Aytu common stock in connection with the Merger, (4) a governmental authority of competent jurisdiction has issued a final nonappealable governmental order prohibiting the Merger, (5) the other party breaches its representations, warranties or covenants in the Merger Agreement, in each case such that the conditions would not be satisfied and such breach cannot be or, if curable, has not been cured by the earlier of (i) the Outside Date and (ii) twenty (20) days after the giving of written notice to the other party of such breach or failure, (6) prior to the receipt of the Parent Stockholder Approval, or the Company Stockholder Approval, as applicable, (i) Aytu or Neos has effected a Parent Adverse Recommendation Change, or a Company Adverse Recommendation Change, as applicable, or (ii) either party shall have committed a material breach of its obligations under its non-solicit obligations, or (7) subject to compliance with specified process and notice requirements, contained in the Merger Agreement, Aytu or Neos has effected a Parent Adverse Recommendation Change, or a Company Adverse Recommendation Change, as applicable, and Aytu or Neos, as applicable, substantially concurrently enters into a definitive agreement providing for a Parent Superior Proposal, or a Company Superior Proposal, as applicable. In the event of a termination of the Merger Agreement by Aytu or Neos under various specified circumstances, a party may be required to pay the other party a termination fee equal to $2,000,000.

The foregoing description of the Merger and the Merger Agreement is not complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Important Statement Regarding the Merger Agreement

The Merger Agreement has been included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Aytu, Merger Sub, Neos or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by Aytu and Merger Sub, on the one hand, and by Neos, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders or may have been used for the purpose of allocating risk between Aytu and Merger Sub, on the one hand, and Neos, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Aytu or Neos at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Aytu’s or Neos’ public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, Aytu, Neos, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Neos and Aytu and a prospectus of Aytu, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Aytu and Neos make with the Securities and Exchange Commission (the “SEC”).

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, certain stockholders of Aytu and Neos holding approximately 2% and 1%, respectively, of the companies’ outstanding voting shares entered into voting agreements with Neos (the “Aytu Stockholder Voting Agreements”) and Aytu, as applicable (the “Neos Stockholder Voting Agreements” and, together with the Aytu Stockholder Voting Agreements, the “Voting Agreements”).

Pursuant to the Voting Agreements, each of the stockholders of Aytu and Neos, as applicable, have agreed, among other things, to vote their shares of Aytu common stock, or Neos common stock, as applicable, that such stockholder owns in favor of the issuance of shares of Aytu common stock in connection with the Merger, or the adoption of the Merger Agreement, as applicable.

Each Voting Agreement contains restrictions on transfer that, subject to limited exceptions, prevent each stockholder from transferring their shares of Aytu’s or Neos’ common stock, as applicable.  Each Voting Agreement will terminate upon the earliest to occur of (1) the effective time of the Merger, (2) the termination of the Merger Agreement in accordance with its terms and (3) such date and time as any amendment or change to the Merger Agreement is effected without such stockholder’s prior written consent that materially and adversely affects such stockholder.

The foregoing description of the Voting Agreements is not complete and is qualified in its entirety by reference to the form of Aytu Stockholder Voting Agreement and the form of Neos Stockholder Voting Agreement, which are filed as Exhibits 10.1 and 10.2 hereto, respectively, and are incorporated herein by reference.

Bridge Financing

In connection with the execution of the Merger Agreement, Aytu and Neos have entered into a Commitment Letter (the “Bridge Commitment Letter”) and an Unsecured Convertible Promissory Note (the “Promissory Note”) for Aytu to provide financing to Neos under an unsecured convertible note, in an aggregate amount of up to $5,000,000, subject to receipt of approval from The Nasdaq Stock Market with respect to the convertible note and the transactions contemplated therein.   Interest accrues on the principal amount outstanding under the note at a rate of 6.0% per annum, compounding monthly beginning in January 2021. If an event of default has occurred and is continuing, the interest rate then in effect will be increased by 2.0% per annum, and all overdue obligations under the note will bear interest at the interest rate in effect at such time plus the additional 2.0% per annum. Aytu’s rights under the note, including rights to payment, are subordinated to the rights of Neos’s existing senior lenders. The maturity date of the note is the earlier of the acceleration of the obligations evidenced thereby and November 7, 2022.

If drawn down on, the convertible note will be cancelled in the event the Merger is consummated.  If the Merger is not consummated and the Merger Agreement is terminated, at any time beginning 30 days following such termination, Aytu will have the right to elect to convert principal and accrued interest amounts outstanding under the note at a conversion price equal to the greater of $.50 per Neos share or 90% of Neos’ then current share price (calculated based on a volume weighted average price per share for the thirty (30) trading days immediately preceeding).  Aytu’s ability to convert the note is subject to a customary exchange cap, under which no shares may be issued by Neos to the extent such issuance (together with all previous issuances under the note) would exceed 19.9% of Neos’s outstanding common stock as of the date the note is issued. Alternatively, at Aytu’s option, it may acquire shares in excess of such exchange cap if it elects to increase the conversion price with respect to any given conversion such that Nasdaq would deem such conversion price to be at least the Minimum Price for purposes of Nasdaq listing Rule 5635(d). In addition, Aytu may not acquire common stock upon conversion of the note to the extent such acquisition would result in Aytu’s beneficial ownership of Neos’s common stock exceeding 9.985% of Neos’s total outstanding shares of common stock at such time.

The issuance of the convertible note and the conversion of the shares of Neos’s common stock thereunder will occur as a private placement of securities. As a result, the shares issuable upon conversion of the note may be restricted from resale unless such shares have been registered for resale under the Securities Act or an exemption exists for such resale. The Bridge Commitment Letter and Promissory Note also contemplates that Aytu and Neos will prepare, negotiate and enter into a registration rights agreement to register the resale of the conversion shares under the notes. Under such registration rights agreement, within 30 days from the termination of the Merger Agreement for any reason, Neos will use best efforts to register the conversion shares for resale and cause such registration statement to be declared effective by the SEC within 75 days following the filing of such registration statement. If the registration statement is not declared effective by such deadline or its effectiveness not maintained, Neos will pay Aytu an additional amount of its common stock (or cash if such issuance of common stock is not permitted under Nasdaq rules) equal to 3% of the common stock covered under the registration statement for each 30-day period the registration statement is not declared effective after the deadline. In addition, if the registration statement is not effective or available to use prior to such time that Aytu can sell all of the common stock covered by the registration statement under Rule 144 without regard to volume limitations, Neos will pay Aytu an additional amount of common stock (or cash if such issuance common stock is not permitted under Nasdaq rules) equal to 3% of the remaining unsold amount of common stock covered under the registration statement for each 30-day period that the registration statement is not available to use. The registration rights agreement will also include a covenant prohibiting Neos from issuing equity or convertible securities from the date the convertible note is issued until 30 days after the date the registration statement is declared effective, subject to certain exceptions.

In addition, in the event that Neos draws down on the convertible note, the Exchange Ratio will be adjusted downward by an amount equal to 0.00011 for every $100,000 of bridge financing funded by Aytu under the convertible note (the “Bridge Note Adjustment”).

The foregoing description of the Bridge Commitment Letter and the Promissory Note is not complete and is qualified in its entirety by reference to the Bridge Commitment Letter and the Promissory Note, which are filed as Exhibits 10.3 and 10.4 hereto, respectively and are incorporated herein by reference.

Debt Facility Letters

In connection with the execution of the Merger Agreement, Aytu, Neos and the lenders (“Deerfield Lenders”) under the Facility Agreement, dated as of May 11, 2016 (the “Deerfield Facility Agreement”) by and among Neos and the lenders party thereto, have entered into a Letter re: Consent and Modifications to Loan Documents (the “Deerfield Consent Letter”). Pursuant to the Deerfield Consent Letter, Deerfield Lenders have agreed to consent to the issuance of the convertible note described above, and, if the Merger is consummated, to permit the Merger and waive certain defaults that would otherwise result after giving effect thereto and to waive permanently defaults related to “going concern” qualifications to Neos’ financial statements, which consents and agreements are conditioned upon, among other things, (i) Aytu and its subsidiaries providing a senior secured guarantee (including customary affirmative and negative covenants) in support of the repayment of the obligations owed by Neos under the Deerfield Facility Agreement upon closing of the Merger (the “Closing Date”), (ii) entering into certain joinder documents and amendments to the Deerfield Facility Agreement on the Closing Date in order to effectuate such guaranties and grant of security interests, (iii) prepayment of $15,000,000 of the principal of the loan under the Deerfield Facility Agreement on the Closing Date in lieu of payment of the same on May 11, 2021, and (iv) certain other modifications to the Deerfield Facility Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu.  Such modifications also include the elimination of the right of the Deerfield Lenders to convert outstanding amounts of the loans into conversion shares and Neos’ rights to make payments to Deerfield Lenders in the form of shares of common stock.

The foregoing description of the Deerfield Consent Letter is not complete and is qualified in its entirety by reference to the Deerfield Consent Letter, which is filed as Exhibit 10.5 hereto and is incorporated herein by reference.

In connection with the execution of the Merger Agreement, Aytu, Neos and Encina Business Credit, LLC (“Encina”) have entered into a Commitment Letter (the “Encina Commitment Letter”) in connection with the Loan and Security Agreement, dated as of October 2, 2019 (the “Encina Loan Agreement”), by and among Neos, certain affiliates of Neos party thereto and Encina. Pursuant to the Encina Commitment Letter, Encina has agreed to consent to the Merger and the issuance of the convertible note described above and, if the Merger is consummated, to waive permanently defaults related to “going concern” qualifications to Neos’ audited financial statements for the year ending December 31, 2020 and to waive certain defaults that would otherwise result after giving effect thereto and make certain other modifications to the Encina Loan Agreement to reflect the consummation of the Merger and the status of Neos as a wholly-owned subsidiary of Aytu.

The foregoing description of the Encina Commitment Letter is not complete and is qualified in its entirety by reference to the Encina Commitment Letter, which is filed as Exhibit 10.7 hereto, and is incorporated herein by reference.

Limited Waivers

As previously disclosed, our financial statements for the period ended June 30, 2020 and September 30, 2020 (the “Subject Fiscal Quarters”) were prepared on a going concern basis, as we have identified conditions and events that raise substantial doubt about our ability to continue as a going concern within one year after the date that the applicable financial statements were issued. Pursuant to our Facility Agreement, dated as of May 11, 2016, among us, our subsidiary guarantors party thereto, Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P., as lenders, and Deerfield MGMT, L.P., as collateral agent, as amended (the “Deerfield Facility Agreement”), no financial statements delivered by us may contain any explanatory paragraph expressing substantial doubt as to going concern status (a “Going Concern Exception”; and the requirement that there be no such Going Concern Exception, the “Going Concern Condition”). In August and November 2020, we and our subsidiary guarantors entered into a Limited Waiver with the lenders and the collateral agent, pursuant to which, such lenders and collateral agent waived the Going Concern Condition solely with respect to the Subject Fiscal Quarters and solely during the period commencing on the issuance dates of the applicable financial statements and ending on the earliest to occur of (i) the date on which the annual financial statements for the year ending December 31, 2020 are filed with the SEC, (ii) March 31, 2021, and (iii) the first date following the waiver on which an Event of Default, as defined in the Deerfield Facility Agreement, has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of our failure to satisfy the Going Concern Condition with respect to the Subject Fiscal Quarter).

In connection with the Merger Agreement and the transactions contemplated thereby, we entered into a limited waiver with the lenders and collateral agent under the Deerfield Facility Agreement. Under this limited waiver, such lenders and collateral agent agreed to extend the duration of the waivers described above until the earlier of (A) the first date following the waiver on which an Event of Default, as defined in the Deerfield Facility Agreement, has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of our failure to satisfy the Going Concern Condition with respect to the applicable Subject Fiscal Quarter) and (B) the earliest to occur of (i) the consummation of the Merger, (ii) any termination of the Merger Agreement, and (iii) September 10, 2021 (such earliest date, the “Merger-Related Termination Date”) (such ending date, the “Waiver Period Ending Date”). In addition, if our financial statements for the period ending December 31, 2020, March 31, 2021 or June 30, 2021 (the “Additional Subject Fiscal Quarters”) contain a Going Concern Exception, such lenders and collateral agent agreed to waive the Going Concern Condition with respect to any applicable Additional Subject Fiscal Quarters solely during the period commencing on the issuance dates of the applicable financial statements for such Additional Subject Fiscal Quarters and ending on the Waiver Period Ending Date.

In addition, we entered into a limited waiver with our lenders and agent under the Loan and Security Agreement, dated as of October 2, 2019, by and between Neos, Neos Therapeutics Brands, LLC and Neos Therapeutics, LP, as borrowers, Neos Therapeutics Commercial, LLC and PharmaFab Texas, LLC, as Loan Party Obligors, Encina Business Credit, LLC, as agent, and lenders listed therein as lenders (the “Encina Facility Agreement”). Pursuant to this limited waiver, such lenders and agent agreed to irrevocably waive all breaches, defaults and events of default under the Encina Facility Agreement solely to the extent resulting from the inclusion of a going concern qualification in our financial statements for the fiscal year ending December 31, 2020. Such waiver will terminate and be of no further force and effect upon the termination of the Encina Commitment Letter.

The foregoing description of the limited waivers is not complete and is qualified in its entirety by reference to the limited waiver under the Deerfield Facility Agreement, which is filed as Exhibit 10.6 hereto, and the limited waiver under the Encina Facility Agreement, which is filed as Exhibit 10.8 hereto, and both of which are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure

Aytu is scheduled to make presentations to investors and other parties on or after December 10, 2020 to discuss the proposed merger, the Merger Agreement and the business of Aytu and Neos. A copy of a presentation used in connection with such discussions is attached as Exhibit 99.1 hereto. Exhibit 99.1 is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information contained in the presentation shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof and regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such a filing.

Additional Information about the Proposed Merger Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of December 10, 2020, by and among Neos, Aytu, and Merger Sub, Inc.  In connection with the proposed merger transaction, Aytu expects to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Aytu and Neos that also constitutes a prospectus of Aytu, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Aytu stockholders and Neos stockholders when it becomes available. Aytu and Neos also plan to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by Aytu or Neos with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Aytu with the SEC will be available free of charge on Aytu’s website at www.aytubio.com or by contacting Aytu’s Investor Relations at james@haydenir.com. Copies of the documents filed by Neos with the SEC will be available free of charge on Neos’ website at investors.neostx.com or by contacting Neos’ Investor Relations at (972) 408-1300.

Certain Information Regarding Participants

Aytu and Neos and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. You can find information about Aytu’s executive officers and directors in Aytu’s definitive proxy statement filed with the SEC on March 4, 2020 in connection with Aytu’s 2020 annual meeting of stockholders. You can find information about Neos’ executive officers and directors in Neos’ definitive proxy statement filed with the SEC on April 21, 2020 in connection with Neos’ 2020 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Aytu or Neos using the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor a solicitation of any vote or approval with respect to the proposed merger transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this communication, are forward-looking statements. Forward-looking statements are generally written in the future tense and/or are preceded by words such as ''may,'' ''will,'' ''should,'' ''forecast,'' ''could,'' ''expect,'' ''suggest,'' ''believe,'' ''estimate,'' ''continue,'' ''anticipate,'' ''intend,'' ''plan,'' or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. All statements other than statements of historical facts contained in this presentation, are forward-looking statements, including but not limited to any statements regarding the expected timetable for completing the proposed merger transaction, the results, effects, benefits and synergies of the proposed merger transaction, future, opportunities for the combined company, future financial performance and condition, the executive and board structure of Aytu, guidance and any other statements regarding Aytu’s or Neos’ future expectations, beliefs plans, objectives, financial conditions, assumptions or future events or performance. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: the outcome of any legal proceedings that may be instituted against the companies and others related to the proposed merger transaction;  unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Aytu and Neos; the effects of the business combination of Aytu and Neos, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; risks relating to gaining market acceptance of our products, obtaining reimbursement by third-party payors, the potential future commercialization of the combined company's product candidates, the anticipated start dates, durations and completion dates, as well as the potential future results, of the combined company's ongoing and future clinical trials, the anticipated designs of the combined company's future clinical trials, anticipated future regulatory submissions and events, the combined company's anticipated future cash position and future events under current and potential future collaboration; risks associated with the companies’ ability to obtain the stockholder approvals required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; and those additional risks and factors discussed in reports filed with the SEC by Aytu and Neos from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q and in the other reports and documents each company files with the SEC from time to time. In addition, the forward-looking statements included in this communication represent the views of Aytu and Neos only as of the date hereof, and subsequent events and developments may cause the views of Aytu and Neos to change. However, while Aytu and Neos may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, except as may be required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT NUMBER	DESCRIPTION

2.1*	Agreement and Plan of Merger, dated as of December 10, by and among Neos, Therapeutics, Inc., Aytu BioScience, Inc. and Neutron Acquisition Sub, Inc.
10.1	Form of Parent Stockholder Voting Agreement.
10.2	Form of Company Stockholder Voting Agreement.
10.3	Commitment Letter, dated as of December 10, 2020, by and between Aytu BioScience, Inc. and Neos Therapeutics, Inc.
10.4	Form of Unsecured Convertible Promissory Note, by and between Neos and Aytu
10.5	Deerfield Consent Letter, dated as of December 10, 2020, by and among Aytu, Neos and the Deerfield Lenders
10.6	Limited Waiver, dated as of December 10, 2020, by and between Neos and the Deerfield Lenders
10.7	Commitment Letter, dated as of December 10, 2020, by and between Encina, Encina Business Credit SPV, LLC, Neos and Aytu.
10.8	Limited Waiver to Loan and Security Agreement, dated as of December 10, 2020, by and between Neos, Encina and Encina Business Credit SPV, LLC
99.1	Investor Presentation titled “Aytu BioScience to Acquire Neos Therapeutics, Inc.” dated December 10, 2020.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(b)(2) of Regulation S-K. The registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

Neos Therapeutics, Inc.

Date: December 11, 2020	By:	/s/ Richard I. Eisenstadt
	Name:	Richard I. Eisenstadt
	Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

AYTU BIOSCIENCE, INC.,

NEUTRON ACQUISITION SUB, INC.

and

NEOS THERAPEUTICS, INC.

Dated as of December 10, 2020

THIS FORM OF AGREEMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIAL DISCLOSURE AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF (OR ITS AFFILIATE) WITH RESPECT TO THE SUBJECT MATTER HEREOF. THIS FORM OF AGREEMENT IS NOT INTENDED TO CREATE, NOR WILL IT CREATE, A LEGALLY BINDING OR ENFORCEABLE OFFER OR AGREEMENT OF ANY TYPE OR NATURE UNLESS AND UNTIL IT IS EXECUTED AND DELIVERED BY ALL PARTIES. THE PARTIES ACKNOWLEDGE AND AGREE THAT EACH PARTY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY AND ALL PROPOSALS MADE WITH REGARD TO THE POTENTIAL TRANSACTION, AND TO TERMINATE DISCUSSIONS AND NEGOTIATIONS AT ANY TIME, IN SUCH PARTY’S OR ITS AFFILIATES’ SOLE AND ABSOLUTE DISCRETION AND WITHOUT GIVING ANY REASON THEREFOR.

i

(Continued)

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Page

Section 9.14	Counterparts	109
Section 9.15	Facsimile or .pdf Signature	109
Section 9.16	No Presumption Against Drafting Party	109

INDEX OF DEFINED TERMS

Definition	Location

Acceptable Confidentiality Agreement	9.3(a)
Action	4.10
Affiliate	9.3(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(b)(ii)
Annual Premium Amount	4.18
Applicable Date	4.6(a)
Assumed Company Option	9.3(c)
Book-Entry Shares	3.3(b)
Bridge Adjustment	3.1(d)
Bridge Note	Recitals
Business Day	9.3(d)
Certificate of Merger	2.4
Certificates	3.3(b)
Closing	2.3
Closing Date	2.3
COBRA	4.13(c)(vi)
Code	Recitals
Company	Preamble
Company Acquisition Proposal	6.2(h)(i)
Company Adverse Recommendation Change	9.3(e)
Company Board	Recitals
Company Board Recommendation	4.4(b)
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Common Stock	Recitals
Company Designees	1.1(a)(ii)
Company Disclosure Letter	Article IV
Company Equity Plan	9.3(f)
Company Intervening Event	6.2(h)(iii)
Company IP Agreement	9.3(g)
Company Loan Agreement	9.3(h)
Company Loan Facilities	9.3(i)
Company Manufactured Products	4.12(e)
Company Manufacturing Facility	4.12(e)
Company Material Adverse Effect	4.1(a)
Company Notice Period	6.2(b)(ii)(I)(A)
Company Option	9.3(j)
Company Owned IP	9.3(k)
Company Plan	4.13(a)
Company Preferred Stock	4.2(a)
Company Registered IP	4.20(a)

v

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Company RSU	9.3(l)
Company SEC Documents	4.6(a)
Company Stock Awards	4.2(b)
Company Stockholder Approval	4.4(a)
Company Stockholders Meeting	6.4(a)
Company Superior Proposal	6.2(h)(ii)
Company Termination Fee	8.3(b)(i)
Company Transaction Litigation	6.11(a)
Confidential Disclosure Agreement	6.5(d)
Continuation Period	6.14(a)
Continuing Employee	6.14(a)
Contract	9.3(m)
control	9.3(n)
Controlled Group	4.13(b)
Conversion of the Deerfield Notes	6.1(a)(vii)
Cowen	5.23
D&O Insurance	6.9(a)
Damages	9.3(o)
Debt Facility Letters	9.3(q)
Debt Financing Sources	9.3(p)
Deerfield Debt Facility Letter	9.3(r)
Deerfield Loan Facility	9.3(s)
Delaware Secretary of State	2.4
DGCL	Recitals
Effective Time	2.4
Encina Debt Facility Letter	9.3(t)
Encina Loan Agreement	9.3(u)
Environmental Law	4.15(b)
Environmental Permits	4.15(a)
ERISA	4.13(a)
Exchange Act	4.5(b)
Exchange Agent	3.3(a)
Exchange Fund	3.3(a)
Exchange Ratio	3.1(a)
Excluded Shares	3.1(b)
FDA	4.12(c)
FDCA	4.12(a)
Financing	6.17(a)
Form S-4	4.5(b)
GAAP	4.6(b)
Governmental Entity	4.5(b)
Hazardous Substance	4.15(c)
Health Care Laws	4.12(a)
Indebtedness	9.3(v)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Indemnified Party	6.9(b)
Innovus CVRs	9.3(w)
Intellectual Property	9.3(x)
IRS	4.13(a)
IT Systems	4.20(d)
Joint Proxy Statement	4.5(b)
knowledge	9.3(y)
Law	4.5(a)
Liens	4.3
Measurement Date	4.2(a)
Merger	Recitals
Merger Consideration	3.1(a)
Merger Sub	Preamble
Merger Sub Board	Recitals
MTS	4.25
Nasdaq	3.3(f)
Non-Assumed Company Option	9.3(z)
Order	9.3(aa)
Outside Date	8.1(b)(i)
Parent	Preamble
Parent Acquisition Proposal	6.3(d)
Parent Board	Recitals
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent Equity Plan	9.3(cc)
Parent Intervening Event	6.2(h)(iii)
Parent IT Systems	5.20(d)
Parent Loan Agreement	6.1(b)(vii)(A)
Parent Material Adverse Effect	5.1(a)
Parent Material Contract	5.17(a)
Parent Notice Period	6.2(b)(ii)(I)(A)
Parent Option	3.2(a)
Parent Owned IP	9.3(dd)
Parent Permit	5.11(a)
Parent Plan	5.13(a)
Parent Preferred Stock	5.2(a)
Parent Registered IP	9.3(ff)
Parent RSU	3.2(b)
Parent SEC Documents	5.6(a)
Parent Stock Awards	5.2(b)
Parent Stock Issuance	Recitals
Parent Stockholder Approval	5.4(a)
Parent Stockholders Meeting	6.4(a)
Parent Superior Proposal	6.2(h)(ii)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Parent Termination Fee	8.3(b)(i)
Parent Transaction Litigation	6.13
Parent Warrants	5.2(a)
PBGC	4.13(c)(iv)
Pension Plan	4.13(b)
Permits	4.11
Permitted Liens	9.3(gg)
Person	9.3(hh)
Personal Information	4.20(e)
Privacy Laws	4.20(e)
Product	9.3(ee)
Products	4.11(a)
Representative	9.3(ii)
Safety Notices	4.12(g)
Sarbanes-Oxley Act	4.6(a)
SEC	4.5(b)
Securities Act	4.5(b)
Subsidiary	9.3(jj)
Surviving Corporation	2.2
Takeover Laws	4.21
Tax Action	4.16(d)
Tax Return	9.3(kk)
Taxes	9.3(ll)
Terminated Employees	6.14(f)
Termination Fees	8.3(b)(i)
Third Person	9.3(mm)
Trade Secrets	9.3(n)
WARN Act	4.14(d)
Willful and Material Breach	9.3(nn)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 10, 2020, by and among Aytu BioScience, Inc., a Delaware corporation (“Parent”), Neutron Acquisition Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), and Neos Therapeutics, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”) has: (a) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the Surviving Corporation (as defined below), pursuant to which each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) shall be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) equal to the Exchange Ratio, upon the terms and subject to the conditions set forth in this Agreement, (b) deemed it fair to, advisable and in the best interests of, the Company and its stockholders to enter into this Agreement, and (c) resolved to recommend adoption of this Agreement by the holders of shares of Company Common Stock, in each case, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the respective Boards of Directors of Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) have each: (a) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and, in the case of the Parent Board, the Parent Stock Issuance, (b) in the case of the Merger Sub Board, deemed it fair to, advisable and in the best interests of, Parent, in its capacity as the sole stockholder of Merger Sub, to enter into this Agreement, and (c) in the case of the Merger Sub Board, resolved to recommend adoption of this Agreement by Parent, in its capacity as the sole stockholder of Merger Sub, in each case, in accordance with the DGCL;

WHEREAS, the Parent Board has resolved to recommend that the holders of shares of Parent Common Stock approve the issuance, on the terms and subject to the conditions set forth in this Agreement, of the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger (collectively, the “Parent Stock Issuance”);

WHEREAS, concurrently with the execution of this Agreement, certain Parent and Company stockholders together holding approximately 2% and 1%, respectively, of the outstanding voting shares of such companies have entered into voting agreements substantially in the forms set forth in Exhibit A-1 and Exhibit A-2 providing for their agreement to vote in favor of the Merger and the Parent Stock Issuance, respectively, among other things;

WHEREAS, concurrently with the execution of this Agreement, Parent and the Company have entered into a letter agreement under which Parent commits to provide bridge financing to the Company in the form of a Convertible Promissory Note in an aggregate amount of up to $5,000,000 (the “Bridge Note”);

WHEREAS, for United States federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g); and

WHEREAS, Parent, Merger Sub and the Company each desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

Article I
CERTAIN GOVERNANCE MATTERS

Section 1.1           Parent Matters.

(a)          Board of Directors. The parties shall take all action necessary so that, as of the Effective Time, the number of directors that comprise the full Board of Directors of Parent shall be up to eight (8), and such Board of Directors shall upon the Effective Time initially consist of:

(i)            up to six (6) directors serving on the Board of Directors of Parent as of immediately prior to the Effective Time; and

(ii)           two (2) directors as set forth on Exhibit B hereto (the “Company Designees”).

(b)          Parent shall use commercially reasonable efforts to procure the resignation of the director set forth on Exhibit B hereto effective no later than upon the Effective Time.

(c)          Replacement of Company Designees. In the event that prior to the Effective Time any Company Designee is unable or unwilling to serve on the Board of Directors of Parent, the Company and Parent shall discuss in good faith and identify a replacement for such individual to serve in such Company Designee’s place. The parties shall take all action necessary to ensure that any such replacement designee is duly qualified and appointed as a director of the Board of Directors of Parent as of the Effective Time. Any such replacement designee shall also be deemed to be a Company Designee.

Section 1.2           Surviving Corporation Matters.

(a)          Surviving Corporation Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety as the Certificate of Incorporation of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended in accordance with applicable Law.

(b)           Surviving Corporation Bylaws. At the Effective Time, the Bylaws of the Surviving Corporation shall be amended to read in their entirety as the Bylaws of Merger Sub (except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation), until thereafter amended in accordance with applicable Law.

(c)           Surviving Corporation Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation, disqualification or removal or until their respective successors are duly elected and qualified.

(d)           Surviving Corporation Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation, disqualification or removal or until their respective successors are duly elected and qualified.

Article II
THE MERGER

Section 2.1            Formation of Merger Sub. Parent has caused Merger Sub to be incorporated under the Laws of the State of Delaware.

Section 2.2            The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent.

Section 2.3            Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time, on the second (2nd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions at the Closing), remotely by electronic exchange of documents, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 2.4            Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL and shall make any other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time.”)

Section 2.5            Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Corporation.

Article III
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 3.1            Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of Parent, Merger Sub or the Company:

(a)           Subject to Section 3.3(f), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including any shares of Company Common Stock issued upon settlement of Company RSUs under Section 3.2(b), but excluding any Excluded Shares) shall thereupon be converted into and become exchangeable for 0.1088 (the “Exchange Ratio”) shares of Parent Common Stock (the “Merger Consideration”); provided, however, that the Exchange Ratio is subject to adjustment as provided in Section 3.1(d). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), in each case to be issued or paid in accordance with Section 3.3, without interest.

(b)           Each share of Company Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)           Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

(d)           In the event the Company receives bridge financing from Parent under the Bridge Note, the Exchange Ratio shall be adjusted by reducing the Exchange Ratio by 0.00011 for every $100,000 of financing funded to the Company under the Bridge Note between the date of this Agreement and such date (the “Bridge Note Adjustment”). The Exchange Ratio and the Bridge Note Adjustment shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution to shareholders of securities convertible into Company Common Stock or Parent Common Stock, reorganization, recapitalization, reclassification, exchange, readjustment of shares or other like change with respect to Company Common Stock or Parent Common Stock, other than as contemplated by this Agreement, having a record date occurring on or after the date of this Agreement and prior to the Effective Time; provided, however, that nothing in this Section 3.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2            Treatment of Options and Other Equity-Based Awards.

(a)           Each Assumed Company Option that is outstanding immediately prior to the Effective Time shall, at the Effective Time, immediately and automatically cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically, at the Effective Time, into an option to purchase shares of Parent Common Stock (a “Parent Option”), on the same terms and conditions (including, without limitation, any vesting, acceleration or forfeiture provisions or repurchase rights, but taking into account that such option will be in respect of Parent Common Stock instead of Company Common Stock) as were applicable to such Assumed Company Option as of immediately prior to the Effective Time. The number of shares of Parent Common Stock subject to each such Parent Option shall be equal to (i) the number of shares of Company Common Stock subject to the corresponding Assumed Company Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded down, if necessary, to the nearest whole share of Parent Common Stock, and such Parent Option shall have an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock otherwise purchasable pursuant to the corresponding Assumed Company Option divided by (B) the Exchange Ratio; provided, that the exercise price, the number of shares of Parent Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner intended to be consistent with the requirements of Section 409A of the Code and, with respect to any Assumed Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code, Section 424(a) of the Code. The conversion of the Assumed Company Options as provided in this Section 3.2(a) shall be treated as an assumption by Parent of the Assumed Company Options for purposes of the Company Equity Plans. Each Non-Assumed Company Option that is outstanding immediately prior to the Effective Time shall, at the Effective Time, immediately and automatically be cancelled for no consideration and shall thereafter have no further force or effect.

(b)           Each Company RSU that is outstanding immediately prior to the Effective Time shall, at the Effective Time, immediately and automatically cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically, at the Effective Time, into a restricted stock unit denominated in Parent Common Stock (a “Parent RSU”) covering a number of shares of Parent Common Stock equal to (i) the number of shares of Company Common Stock subject to the corresponding Company RSU immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, rounded, if necessary, to the nearest share of Parent Common Stock, having substantially similar terms and conditions (including, without limitation, any vesting, acceleration, forfeiture and settlement date provisions) as were applicable to such Company RSU as of immediately prior to the Effective Time. The Company will not take any action to accelerate the vesting of any Company RSU (other than to implement any existing agreements or arrangements for such acceleration in effect immediately prior to the date of this Agreement). The conversion of the Company RSUs as provided in this Section 3.2(b) shall be treated as an assumption by Parent of the Company RSUs for purposes of the Company Equity Plans.

(c)           Prior to the Effective Time, the Company shall take all action necessary for the assumption of the Assumed Company Options and Company RSUs under this Section 3.2. The Company shall ensure that, as of the Effective Time, no holder of a Company Option or Company RSU (or former holder of any such equity awards) or a participant in the Company Equity Plans shall have any rights thereunder to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their respective Subsidiaries, or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(d)           Parent shall assume the Company Equity Plans and shall take all action necessary for the assumption of the Company Options and Company RSUs under this Section 3.2. In addition, Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options and Parent RSUs as a result of the actions contemplated by this Section 3.2. As soon as practicable following the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms) with respect to the shares of Parent Common Stock subject to the Parent Options and Parent RSUs, and shall exercise commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any of such Parent Options and Parent RSUs remain outstanding and are required to be registered.

Section 3.3            Exchange and Payment.

(a)           Promptly after the Effective Time, Parent shall deposit (or cause to be deposited) with a bank or trust company designated by Parent (the “Exchange Agent”), in trust for the benefit of holders of shares of Company Common Stock immediately prior to the Effective Time (other than holders to the extent they hold Excluded Shares), book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 3.1(a). In addition, Parent shall make available by depositing with the Exchange Agent, as necessary from time to time after the Effective Time, any dividends or distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f). All certificates representing shares of Parent Common Stock, dividends, distributions and cash deposited with the Exchange Agent are hereinafter referred to as the “Exchange Fund.”

(b)           As soon as reasonably practicable after the Effective Time and in any event not later than the third (3rd) Business Day thereafter, Parent shall cause the Exchange Agent to furnish to each holder of record of a certificate (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock that were converted into the right to receive the Merger Consideration, any dividends or distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which letter shall be in customary form and contain such other provisions as Parent or the Exchange Agent may reasonably specify) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as the Exchange Agent may reasonably require, the holder of such Certificate shall be entitled to receive in exchange for the shares of Company Common Stock formerly represented by such Certificate (other than Excluded Shares) (A) that number of whole shares of Parent Common Stock (after taking into account all shares of Company Common Stock then held by such holder under all Certificates so surrendered) to which such holder of Company Common Stock shall have become entitled pursuant to Section 3.1(a) (which shall be in uncertificated book-entry form), (B) any dividends or other distributions payable pursuant to Section 3.3(d) and (C) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), and the Certificate so surrendered shall forthwith be cancelled. Promptly after the Effective Time and in any event not later than the third (3rd) Business Day thereafter, the Surviving Corporation shall cause the Exchange Agent to issue and send to each holder of uncertificated shares of Company Common Stock represented by book entry (“Book-Entry Shares”), other than with respect to Excluded Shares, (1) that number of whole shares of Parent Common Stock to which such holder of Book-Entry Shares shall have become entitled pursuant to the provisions of Section 3.1(a) (which shall be in book-entry form unless a physical certificate is requested), (2) any dividends or other distributions payable pursuant to Section 3.3(d) and (3) any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f), subject to receipt of an agent’s message or such other confirmation as may be reasonably required, and such Book-Entry Shares shall then be cancelled. No interest will be paid or accrued on any unpaid dividends and distributions or cash in lieu of fractional shares, if any, payable to holders of Certificates or Book-Entry Shares. Until surrendered as contemplated by this Section 3.3, each Certificate or Book-Entry Share shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f).

(c)            If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share or shall have established to the satisfaction of Parent that such Tax is not applicable.

(d)           (i)           No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 3.3(f), in each case until the holder thereof shall surrender such Certificate in accordance with this Article III. Following the surrender of a Certificate in accordance with this Article III, there shall be paid to the record holder thereof, without interest, (A) promptly after such surrender, the amount of any dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ii)           Notwithstanding anything in the foregoing to the contrary, holders of Book-Entry Shares who are entitled to receive shares of Parent Common Stock under this Article III shall be paid (A) at the time of payment of such Parent Common Stock by the Exchange Agent under Section 3.3(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(f) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment by the Exchange Agent under Section 3.3(b) and a payment date subsequent to the time of such payment by the Exchange Agent under Section 3.3(b) payable with respect to such whole shares of Parent Common Stock.

(e)            The Merger Consideration, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f) issued and paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article III.

(f)            Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, no dividends or other distributions with respect to the Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive a fractional share of Parent Common Stock an amount in cash (without interest) determined by multiplying (i) the fraction of a share of Parent Common Stock which such holder would otherwise be entitled to receive (taking into account all shares of Company Common Stock held at the Effective Time by such holder and rounded to the nearest thousandth when expressed in decimal form) pursuant to Section 3.1(a) by (ii) the volume weighted average price as of the close of trading of each share of Parent Common Stock traded on the Nasdaq Stock Market, LLC (“Nasdaq”) for the ten (10) consecutive trading days ending at the close of business ending on the third (3rd) trading day prior to the Closing Date.

(g)           Any portion of the Exchange Fund that remains undistributed to the holders of Certificates or Book-Entry Shares six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any remaining holders of Certificates or Book-Entry Shares (except to the extent representing Excluded Shares) shall thereafter look only to Parent (subject to abandoned property, escheat, or other similar Laws), as general creditors thereof, for payment of the Merger Consideration, any unpaid dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f) (subject to abandoned property, escheat or other similar laws), in each case without interest.

(h)           None of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of shares of Parent Common Stock, dividends or other distributions with respect thereto or cash in lieu of fractional shares of Parent Common Stock properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to two years after the Effective Time (or immediately prior to such earlier date on which the related Merger Consideration (and all dividends or other distributions with respect to shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock pursuant to this Article III) would otherwise escheat to or become the property of any Governmental Entity), any such Merger Consideration (and such dividends, distributions and cash) in respect thereof shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(i)            The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent.

(j)            If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof, any dividends or other distributions payable pursuant to Section 3.3(d) and any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 3.3(f).

Section 3.4            Withholding Rights. Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable to any holder of shares of Company Common Stock or otherwise pursuant to this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Exchange Agent determines it is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

Section 3.5             Dissenters Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or any of the other transactions contemplated by this Agreement.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents at least five (5) Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1             Organization, Standing and Power.

(a)            The Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, liabilities, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole or (B) materially impairs the ability of the Company to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Company Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which the Company and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, including any changes in currency exchange rates or interest rates, (2) the outbreak or escalation of war or acts of terrorism or sabotage or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), acts of God or other force majeure events, (3) any epidemic, pandemic or disease outbreak (including the novel strain of coronavirus (SARS-Cov-2) and its disease commonly known as COVID-19 (including any and all additional strains, variations or mutations thereof)) or any worsening of such epidemic, pandemic or disease outbreak or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in connection therewith or in response thereto, (4) changes in applicable Law or GAAP, or the interpretation or enforcement thereof after the date of this Agreement, (5) the public announcement of this Agreement or the pendency of this Agreement, including the impact thereof on the relationships of the Company and its Subsidiaries with their respective customers, suppliers, distributors, partners or other material third-party business relations or with their respective employees, (6) any failure, in and of itself, by the Company to meet any internal or published projections, budgets, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics or performance for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (7) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (8) the taking of any action required to be taken pursuant to this Agreement, or which Parent has in writing requested, or the failure to take any specific action expressly prohibited by this Agreement for which Parent has unreasonably refused the Company’s written request to provide consent or (9) any Company Transaction Litigation; except that, with respect to subclauses (1), (2), (3) and (4), such event, change, circumstance, occurrence, effect or state of facts shall be taken into account to the extent they, individually or in the aggregate, materially disproportionately affect the Company or its Subsidiaries, taken as a whole, compared to other participants in the industry in which the Company operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

(b)           The Company has previously made available to Parent true and complete copies of the Company’s Certificate of Incorporation (the “Company Charter”) and Bylaws (the “Company Bylaws”) and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each of its Subsidiaries, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws, and no Subsidiary of the Company is in violation of any provision of its Certificate of Incorporation or Bylaws (or comparable organizational document).

Section 4.2             Capital Stock.

(a)            The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the close of business on December 4, 2020 (the “Measurement Date”), (i) 49,756,656 shares of Company Common Stock (excluding treasury shares) were issued and outstanding, (ii) 33,801 shares of Company Common Stock were held by the Company in its treasury, (iii) no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were held by the Company in its treasury, and (iv) 3,672,348 shares of Company Common Stock were reserved for issuance pursuant to the Company Equity Plans (of which (A) 5,466,097 shares were subject to outstanding unexercised Company Options and (B) 1,064,985 shares were subject to outstanding unsettled Company RSUs). All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of the Company or such Subsidiary on any matter. Except as set forth above in this Section 4.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of Company Options or settlement of Company RSUs, in each case described in Section 4.2(b), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of the Company, (B) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of the Company or other voting securities or equity interests of the Company or any of its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from the Company or any of its Subsidiaries, or obligations of the Company or any of its Subsidiaries to issue, any shares of capital stock of the Company or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities (other than under the Company Equity Plans and any award agreements issued thereunder). Except for the Company Equity Plans, Company Options and Company RSUs, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or of which the Company has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of the Company or any of its Subsidiaries.

(b)            Section 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of Company Options and Company RSUs (collectively, “Company Stock Awards”), indicating as applicable, with respect to each Company Stock Award then outstanding, the type of award granted (including whether it is intended to be an “incentive stock option” under Section 422 of the Code), the number of shares of Company Common Stock subject to such Company Stock Award, the name of the plan under which such Company Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, and expiration date thereof, and whether (and to what extent) the vesting of such Company Stock Award will be accelerated by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. The Company does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plans. The Company is under no obligation to issue shares of Company Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Company Equity Plans.

Section 4.3             Subsidiaries. Section 4.3 of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation and the ownership structure of each Subsidiary. Each of the Subsidiaries of the Company (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. No shares of capital stock of the Company are owned by any Subsidiary of the Company. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by the Company, free and clear of all pledges, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership) (collectively, “Liens”) other than Permitted Liens of the Company and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. The Company does not have any outstanding equity appreciation rights, phantom units or other equity equivalents or equity-based awards or rights that are valued in whole or in part with respect to any Subsidiary of the Company.

Section 4.4             Authority.

(a)            The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b)            The Company Board, at a meeting duly called and held at which all directors of the Company were present, duly adopted resolutions: (i) approving the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) deeming it fair to, advisable and in the best interests of the Company and its stockholders, to enter into this Agreement, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption and (iv) resolving to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Merger (the “Company Board Recommendation”), which resolutions have not been subsequently rescinded, modified or withdrawn in any way, except as may be expressly permitted by Section 6.2.

(c)            The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby.

Section 4.5             No Conflict; Consents and Approvals.

(a)            The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by the Company with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, material modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of the Company or any of its Subsidiaries under, or give rise to, any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Company Charter or Company Bylaws, or the certificate of incorporation or bylaws (or similar organizational documents) of any Subsidiary of the Company, (ii) any Company Material Contract or Permit or (iii) subject to the governmental filings and other matters referred to in Section 4.5(b), any material federal, state, local or foreign law (including common law), statute, ordinance, rule, code, regulation, Order or other legally enforceable requirement enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity having applicable jurisdiction (“Law”) or any rule or regulation of the Nasdaq (or other trading platform) applicable to the Company or any of its Subsidiaries, or by which the Company or any of its Subsidiaries, or any of their respective properties or assets, may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)            No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to, any supranational, national, federal, state, provincial, county, municipal, local or foreign or other government, any instrumentality, subdivision, court, administrative agency, or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of (x) a proxy statement with respect to the Company Stockholders Meeting (as defined below) (such proxy statement, together with the proxy statement relating to the Parent Stockholders Meeting, in each case as amended or supplemented from time to time in accordance with this Agreement, the “Joint Proxy Statement”), (y) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Stock Issuance (as amended or supplemented from time to time in accordance with this Agreement, the “Form S-4”) and (z) such reports under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL and (iv) such other consents, approvals, Orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6             SEC Reports; Financial Statements.

(a)            The Company has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2018 (such date, the “Applicable Date”) (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Company SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Company SEC Documents (i) have been prepared in a manner consistent with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Applicable Date, the Company has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)            The Company has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to the Company, including its consolidated Subsidiaries, required to be disclosed in the Company’s periodic and current reports under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and is made known to the Company’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)            The Company and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of the Company and its Subsidiaries that would materially affect the Company’s financial statements. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of the Company’s financial statements or the Company’s internal control over financial reporting.

(e)            Since the Applicable Date, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company or any of its Subsidiaries.

(f)            As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Company SEC Documents. None of the Company SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, occurring since the Applicable Date through the date of this Agreement.

(g)            Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

(h)            The Company is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq (or other trading platform), in each case, that are applicable to the Company.

(i)             No Subsidiary of the Company is required to file any form, report, schedule, statement or other document with the SEC.

Section 4.7             No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically accrued or reserved against in the unaudited consolidated balance sheet of the Company and its Subsidiaries as at September 30, 2020 included in the Quarterly Report on Form 10-Q filed by the Company with the SEC on November 9, 2020 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019 that are not material to the Company and its Subsidiaries, taken as a whole, (c) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement, or (d) which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

Section 4.8             Certain Information. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Joint Proxy Statement will not, at the time it is first mailed to the Company’s stockholders, at the time of any amendments or supplements thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

Section 4.9             Absence of Certain Changes or Events. Since September 30, 2020 through the date of this Agreement: (a) except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) none of the Company or any of its Subsidiaries has taken any action, that if taken after the date of this Agreement, would constitute a breach of any covenants set forth in Section 6.1(a)(i), (iii), (v), (vi), or (xii).

Section 4.10           Litigation. There is no legal, administrative, arbitral, or other proceeding, suit, action, investigation, arbitration, written claim, audit, hearing, written charge, complaint, indictment, litigation, or examination (each, an “Action”) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets, that (a) if adversely determined, individually or in the aggregate, would reasonably be likely to result in material liability to the Company and its Subsidiaries, taken as a whole, or (b) seeks material injunctive or other material non-monetary relief. None of the Company, any of its Subsidiaries, or any of their respective properties or assets, is subject to any material outstanding Order. As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement. There are no internal investigations or internal inquiries that, since the Applicable Date, have been conducted or are being conducted by or at the direction of the Company Board (or any committee thereof) regarding any material accounting practices of the Company or any of its Subsidiaries. For the avoidance of doubt, this Section 4.10 shall not apply to Taxes or the Company Plans.

Section 4.11           Compliance with Laws; Permits.

(a)            The Company and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. None of the Company or any of its Subsidiaries has received, since the Applicable Date, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. The Company and each of its Subsidiaries have in effect all material permits, licenses, variances, exemptions, applications, approvals, authorizations, registrations, formulary listings, consents, operating certificates, franchises, commissions, clearances, Orders and approvals (collectively, “Permits”) of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, including, as applicable, all Permits for the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products that are regulated under Health Care Laws, including investigational drugs being researched, tested, stored, developed, labeled, manufactured, packed, marketed, sold and/or distributed (“Products”) by the Company or any of its Subsidiaries (each such Product, a “Company Product,” and each such Permit, a “Company Permit”). Section 4.11(a) of the Company Disclosure Letter lists all Company Products and material Company Permits. There has occurred no material violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, suspension, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Company Permit, nor would any such revocation, non-renewal, suspension, adverse modification or cancellation result from the consummation of the transactions contemplated hereby. Since the Applicable Date, no material Company Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications.

(b)           The Company or its Subsidiaries are the sole and exclusive owner of all Company Permits. The Company or its Subsidiaries have not previously sold or transferred in any manner, in whole or in part, directly or indirectly, any of the Company Permits.

Section 4.12           Health Care Regulatory Matters.

(a)            The Company and its Subsidiaries, and to the knowledge of the Company, each of their directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and since the Applicable Date have been, in material compliance with all health care laws to the extent applicable to the Company or any of the Company Products or the Company’s activities, including, but not limited to the following: the Federal Food, Drug & Cosmetic Act (the “FDCA”) (21 U.S.C. § 301 et seq.), including as amended by the Controlled Substances Act; the Public Health Service Act (42 U.S.C. § 201 et seq.); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)); the Physician Payment Sunshine Act (42 U.S.C. §§ 1320a-7h et seq.); the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); the exclusion Laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act); Medicaid (Title XIX of the Social Security Act); and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); those Laws relating to good laboratory practices, good clinical practices, investigational use, state fraud and abuse Laws; Laws governing gifts and other transfers of value to physicians; any regulations promulgated pursuant to such Laws; and other applicable state, federal or ex-U.S. Laws or regulations governing the manufacturing, development, testing, labeling, advertising, marketing, record keeping, storage, handling, shipment, transfer, import, export, sale or distribution of prescription drugs or the hiring of employees who have been excluded from government health care programs to the extent applicable to the Company or its Subsidiaries (“Health Care Laws”). To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

(b)            Except as set forth in Section 4.12(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries are party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement Orders, or similar agreements with or imposed by any Governmental Entity.

(c)            All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for, or submitted in connection with, any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to Company Products, including, without limitation, investigational new drug applications, when submitted to the FDA or such other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or such other Governmental Entity. Except as set forth in Section 4.12(c) of the Company Disclosure Letter and except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FDA or such other Governmental Entity.

(d)           All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries have participated, have been, and if still pending are being, conducted in material compliance with research protocols, standard medical and scientific research procedures, and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320. No preclinical or clinical trial conducted by or on behalf of the Company or its Subsidiaries has been terminated or suspended prior to completion, and neither FDA nor an institutional review board that has, or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or its Subsidiaries has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in material compliance with applicable Health Care Laws. To the Company’s knowledge, there are no preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries the results of which reasonably call into question in any material respect the results of the preclinical studies and clinical trials described in the Company SEC Documents or otherwise disclosed to Parent by or on behalf of the Company, and the Company has not received any written notices or other correspondence from the FDA or any other foreign, state or local governmental body exercising comparable authority or any institutional review board or comparable authority requiring or threatening the termination, suspension or material modification of any preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries have participated.

(e)            All manufacturing operations conducted by, or, to the knowledge of the Company, for the benefit of the Company or its Subsidiaries, have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, including but not limited to the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211 and Laws and standards related to marketing, promotion, imports and exports, and off-label uses, and all applicable comparable foreign regulatory requirements of any Governmental Entity. Section 4.12(e) of the Company Disclosure Letter lists or describes each Product manufactured by the Company and its Subsidiaries as of the date of this Agreement (collectively, the “Company Manufactured Products”) and the facility in which each such is manufactured (each, a “Company Manufacturing Facility”). No Products subject to regulation under the FDA’s Drug Efficacy Study Implementation program are manufactured at any Company Manufacturing Facility. The Company and its Subsidiaries have, and following the Effective Time will have, valid title to all assets required for the manufacture of the Company Manufactured Products. With respect to interactions with healthcare professionals, the Company follows its corporate compliance program which complies, in all material respects, with applicable Law.

(f)            Except as set forth in Section 4.12(f) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have received any written communication that relates to an alleged material violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, inspection observations, FDA warning letter or untitled letter, or any other enforcement Action by a Governmental Entity relating to any Health Care Laws. To the knowledge of the Company, all warning letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 4.12(f) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g)            Except as set forth in Section 4.12(g) of the Company Disclosure Letter, since the Applicable Date, there have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing or distribution relating to the Company Products required or requested by a Governmental Entity, or voluntary recalls, field notifications, field corrections, product removals, market withdrawals or replacements, “dear doctor” letters, safety alerts, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products (“Safety Notices”), and, to the knowledge of the Company, there are no current facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices listed in Section 4.12(g) of the Company Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity. Since the Applicable Date, there are no legal proceedings in the United States or outside of the United States seeking the recall, withdrawal, suspension, seizure or discontinuation of any Company Product pending against the Company, its agents or any licensee of any Company Product. Except as set forth in Section 4.12(g) of the Company Disclosure Letter, no Company Product is under consideration by senior management of the Company or its Subsidiaries for recall, withdrawal, removal, suspension, seizure or discontinuation.

(h)            Except as set forth in Section 4.12(h) of the Company Disclosure Letter, there are no unresolved Safety Notices, and to the knowledge of the Company, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Company Products or a termination or suspension of developing and testing of any of the Company Products.

(i)            All reports, documents, claims, Permits, declarations, listings, registrations and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits, declarations, listings, registrations or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, all such reports, documents, claims, Permits, declarations, listings, registrations and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). To the knowledge of the Company, no deficiencies have been asserted by any applicable regulatory authority (including, without limitation, the FDA or any Governmental Entity) with respect to any such reports, documents, claims, Permits, declarations, listings, registrations or notices that remain unresolved.

(j)            The Company and its Subsidiaries have provided to Parent a copy of all, since the Applicable Date, (i) FDA or its foreign equivalent inspection reports, (ii) notices of adverse findings, (iii) warnings, untitled letters, minutes of meetings or other correspondence from the FDA or other Governmental Entities concerning the Company’s and its Subsidiaries’ Products in which the FDA or such other Governmental Entity asserted that the operations of the Company or its Subsidiaries are not in material compliance with applicable Laws or that the Company Products may not be safe, effective, or approvable, and (iv) material applications, registrations, licenses, waivers, accreditations, authorizations, approvals, and clinical and preclinical data in the possession or control of Company.

(k)            Since the Applicable Date, neither the Company, nor its Subsidiaries, nor, to the knowledge of the Company, any officer or employee of the Company or any of its Subsidiaries has committed any act, made any statement or failed to make any statement that (i) provides a basis for the FDA or any Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (10 September 1991), or (ii) that violates the Federal Healthcare Program Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, the Stark Law, other Health Care Laws, or any other similar federal, state, or ex-U.S. Law applicable in the jurisdictions in which the Company Products are sold or intended to be sold.

(l)            Since the Applicable Date, neither the Company nor its Subsidiaries, nor, to the knowledge of the Company, any officer or employee of the Company or its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or disqualification under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer or employee of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

(m)           No Company Product or Product candidate manufactured or distributed by Company is or has been (i) adulterated within the meaning of 21 U.S.C. § 351, (ii) except as set forth on Section 4.12(m)(a)(ii) of the Company Disclosure Letter, misbranded within the meaning of 21 U.S.C. § 352 or (iii) a product that is in violation of 21 U.S.C. §§ 355 or 360.

(n)            To the knowledge of the Company, there have not been any certifications made pursuant to Section 505(j)(2)(A)(vii)(III) or 505(j)(2)(A)(vii)(IV) of the FDCA with respect to any of the Company Products or Company Owned IP.

Section 4.13           Benefit Plans.

(a)            Section 4.13(a) of the Company Disclosure Letter contains a true and complete list of each material Company Plan. For purposes of this Agreement, “Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA Section 3(37)), and all pension, retirement, stock purchase, stock option, phantom stock or other equity or equity-based plan, severance (excluding severance agreements provided in connection with a reduction in force prior to the date of this Agreement), employment, consulting, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care, welfare and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of the Company or any of its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits, in any case, that the Company or any of its Subsidiaries sponsors or maintains, is making contributions to or with respect to which the Company or any of its Subsidiaries has any present or future liability or obligation (contingent or otherwise). The Company has provided or made available to Parent a current, accurate and complete copy of each material Company Plan (including, without limitation, all Company Equity Plans and the forms of all award agreements evidencing outstanding Company Stock Awards), or if such Company Plan is not in written form, a written summary of all of the material terms of such Company Plan. With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy of, to the extent applicable: (i) any related trust agreement or other funding instrument, (ii) the most recent determination, opinion or advisory letter of the Internal Revenue Service (the “IRS”), (iii) the current summary plan description, summary of material modifications thereto, and other similar material written communications to the employees of the Company or its Subsidiaries concerning the extent of the benefits provided under a Company Plan, and (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, (D) nondiscrimination testing reports and (E) attorney’s response to an auditor’s request for information and (iv) all records, notices and filings concerning IRS or Department of Labor or other Governmental Entity audits or investigations.

(b)           Neither the Company, its Subsidiaries or any member of their Controlled Group (defined as any organization which is a member of a controlled, affiliated or otherwise related group of entities within the meaning of Code Sections 414(b), (c), (m) or (o) or ERISA Section 4001(b)(1)) (a “Controlled Group”) (nor any predecessor of any such entity) sponsors, maintains, contributes to or is required to contribute to, or has in the past six (6) years sponsored, maintained, contributed to or been required to contribute to, or has any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA Section 3(37)), (ii) an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA (“Pension Plan”) that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” (within the meaning of Section 419 of the Code) or (v) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(c)           With respect to the Company Plans:

(i)            each Company Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)           no reportable event (as defined in Section 4043 of ERISA) no prohibited transaction (as described in Section 406 of ERISA or Section 4975 of the Code) for which any liability remains outstanding, and no accumulated funding deficiency (as defined in Section 302 of ERISA and 412 of the Code), in each case, has occurred with respect to any Company Plan, and all material contributions required to be made under the terms of any Company Plan have been timely made;

(iii)          each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to result in the loss of the qualified status of such Company Plan;

(iv)          there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits);

(v)           none of the Company or any of its Subsidiaries has outstanding any liability under ERISA, the Code or other applicable Laws in connection with the termination of, or withdrawal from, any Company Plan;

(vi)          none of the Company Plans currently provides, or has any liability to provide, post-termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual for any reason, except as may be required by Section 601, et seq. of ERISA and Section 4980B(b) of the Code or other applicable similar law regarding health care coverage continuation (collectively “COBRA”), and none of the Company, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual, except to the extent required by COBRA;

(vii)         each Company Plan is subject exclusively to United States Law; and

(viii)        neither the execution and delivery of this Agreement nor the consummation of the Merger will, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of the Company or any Subsidiary to severance pay, unemployment compensation, any other similar termination payment or any other payment or benefit, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant, (C) increase any amount of compensation or benefits otherwise payable under any Company Plan or (D) require any contribution or payment to fund any obligation under any Company Plan.

(d)           Neither the Company nor any Subsidiary is a party to any Contract, arrangement or plan (including any Company Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no Contract, plan or other arrangement to which any of the Company or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e)           Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and the exercise price of each other Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option in accordance with Section 409A of the Code.

Section 4.14          Labor Matters.

(a)           The Company and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization and immigration, employee classification, employee privacy, occupational safety and health, payment and withholding of Taxes and COBRA.

(b)           Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, an effective or pending collective bargaining agreement or similar agreement with a union or labor organization or other person purporting to act as exclusive bargaining representative to Company employees, and no employee of the Company or any of its Subsidiaries is covered by any such agreement. To the knowledge of the Company, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of the Company or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority, (ii) representation claims or petitions or demands for recognition pending before the National Labor Relations Board or any other labor relations tribunal or authority, or (iii) material grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement and to the knowledge of the Company, no such charges, complaints, claims, petitions, demands, arbitrations or grievances have been threatened. Since the Applicable Date, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of the Company, threatened, any labor dispute, work stoppage, labor strike or lockout against the Company or any of its Subsidiaries by employees.

(c)           To the knowledge of the Company, no current employee or officer of the Company or any of its Subsidiaries has expressed any plans to, or is expected to, terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

(d)           Since the Applicable Date, (i) neither the Company nor any Subsidiary has effectuated a “plant closing” (as defined in the Worker Adjustment Retraining and Notification Act of 1988, as amended (the “WARN Act”)) or any similar state or local Law, affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with the Company or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither the Company nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law. Except as would not result in material liability to the Company or any of its Subsidiaries, each Person employed by the Company or any Subsidiary is properly classified as exempt or non-exempt in accordance with applicable overtime Laws, and no Person treated as an independent contractor or consultant by the Company or any Subsidiary should have been properly classified as an employee under applicable law.

(e)            There are no Actions against the Company or any of its Subsidiaries pending, or to the knowledge of the Company, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of the Company, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, workers’ compensation, occupational safety and health, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, result in the Company incurring a material liability.

(f)            Except as set forth on Section 4.14(f) of the Company Disclosure Letter or with respect to any Company Plan (which subject is addressed in Section 4.13 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which the Company or any of its Subsidiaries is a party.

(g)            Except as set forth on Section 4.14(g) of the Company Disclosure Letter, since the Applicable Date, (i) no written allegations or, to the knowledge of the Company, verbal allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation have been made, initiated, filed or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of the Company, no incidents of any workplace sexual harassment, sexual misconduct, discrimination or retaliation have occurred, and (iii) neither the Company nor any of its Subsidiaries have entered into any settlement agreement related to allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

Section 4.15          Environmental Matters.

(a)           Except as, individually or in the aggregate, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole: (i) the Company and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) the Company and its Subsidiaries have obtained all Permits of all Governmental Entities and any other Person that are required under any Environmental Law (“Environmental Permits”); (iii), to the knowledge of the Company, there has been no release of any Hazardous Substance by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of the Company or any of its Subsidiaries under applicable Environmental Laws; (iv) neither the Company nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that the Company or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by the Company or any of its Subsidiaries or as a result of any operations or activities of the Company or any of its Subsidiaries at any location and, to the knowledge of the Company, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to the Company or any of its Subsidiaries under any Environmental Law; and (vi) neither the Company, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court Order, administrative Order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

(b)           As used in this Agreement, “Environmental Law” means any Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface and subsurface soils and strata, wetlands, plant and animal life or any other natural resource) or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

(c)           As used in this Agreement, “Hazardous Substance” means any substance listed, defined, designated, classified or regulated as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous or any other term of similar import under any Environmental Law, including but not limited to petroleum.

Section 4.16          Taxes.

(a)           The Company and each of its Subsidiaries have timely (i) filed all material Tax Returns required to be filed by any of them and all material Tax Returns filed by, or on behalf of, the Company and its Subsidiaries are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to them, whether or not such Taxes were shown as due on such Tax Returns.

(b)           All material Taxes not yet due and payable by the Company and its Subsidiaries as of the date of the latest Company SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the most recent financial statements contained in the Company SEC Documents, and such financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by the Company and its Subsidiaries through the date of such financial statements. Since the date of such financial statements, the Company and each of its Subsidiaries have not incurred, individually or in the aggregate, any liability for material Taxes outside the ordinary course of business consistent with past practice.

(c)           Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d)           No audits or other investigations, proceedings, claims, assessments or examinations by any Governmental Entity (each, a “Tax Action”) with respect to material Taxes or any material Tax Return of the Company or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing. No deficiencies or claims for material Taxes have been claimed, proposed, assessed or asserted in writing against the Company or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e)           The Company and each of its Subsidiaries have timely withheld all material Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f)            Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g)           Neither the Company nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (ii) is, or has been, a member of a group (other than a group the common parent of which is the Company or one of the Company’s Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law; or (iv) is, or has been, treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h)           No private letter rulings, technical advice memoranda, or similar agreements or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries which rulings remain in effect.

(i)            Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) Section 965 of the Code.

(j)            There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(k)           None of the Company or any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person in the two (2) year period ending immediately prior to the Closing, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)            The Company and each of its Subsidiaries have conducted all intercompany transactions, and maintained all related documentation, in compliance with Section 482 of the Code (or any similar provision of applicable Law).

(m)           Neither the Company nor any of its Subsidiaries knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n)           No claim has been made in writing by any Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries currently files, or has filed, a Tax Return, that the Company or any of its Subsidiaries is, or may be, subject to taxation by such jurisdiction.

For purposes of this Section 4.16, where the context permits, each reference to the Company and its Subsidiaries shall include a reference to any person for whose Taxes the Company or its Subsidiaries are liable under applicable Law.

Section 4.17           Contracts.

(a)           For purposes of this Agreement, “Company Material Contract” shall mean the following to which Company or any of its Subsidiaries is a party or any of their respective assets are bound (excluding the Company Plans, the Debt Facility Letters and any leases):

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), whether or not filed by the Company with the SEC;

(ii)           any Contract providing for indemnification or any guaranty by the Company or any Subsidiary thereof, in each case that is material to the Company and its Subsidiaries, taken as a whole, other than any guaranty by the Company or a Subsidiary thereof of any of the obligations of the Company or any Subsidiary of the Company pursuant to or in connection with a third-party commercial Contract that was entered into in the ordinary course of business consistent with past practice, the primary purpose of which is not related to the indemnification of any Persons;

(iii)          any Contract that purports to limit in any material respect the right of the Company or any of its Subsidiaries (or, at any time after the Effective Time, Parent or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location, in each case, that is material to the Company and its Subsidiaries, taken as a whole;

(iv)          any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Company or any of its Subsidiaries after the date of this Agreement of assets or capital stock or other equity interests of any Person, in each case with a fair market value in excess of $100,000;

(v)          any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company or any of its Subsidiaries;

(vi)          any Contract that contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(vii)         any Contract that obligates the Company or any of its Subsidiaries to conduct business or strategic discussions on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate Parent, the Surviving corporation, or any of their respective Subsidiaries to conduct business on an exclusive or preferential basis or subject to a “most favored nation” or similar covenant with any third party;

(viii)           any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contract solely between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries;

(ix)             any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to Indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly owned Subsidiaries of the Company;

(x)              any employee collective bargaining agreement or other Contract with any labor union;

(xi)             any Company IP Agreement, other than licenses for shrinkwrap, clickwrap, or other similar commercially available off-the-shelf software that (A) can be replaced for less than $5,000 if licensed on a perpetual basis, or less $2,500 per year otherwise, and (B) has not been modified or customized by a third party for the Company or any of its Subsidiaries; and

(xii)            any grants of third party development rights or marketing or distribution rights relating to any Company Product.

(b)            Section 4.17(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Company Material Contracts.

(c)            (i) Each Company Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) the Company and each of its Subsidiaries, and, to the knowledge of the Company, each other party thereto, has performed all material obligations required to be performed by it under each Company Material Contract; (iii) there is no material default under any Company Material Contract by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto under any such Company Material Contract, nor has the Company or any of its Subsidiaries received any written notice of any such material default, event or condition; and (iv) except as listed in Section 4.17(c) of the Company Disclosure Letter, to the knowledge of the Company, none of the Company Material Contracts are the subject of any ongoing renegotiation discussions or pending notice of termination. The Company has made available to Parent true and complete copies of all Company Material Contracts, including all amendments thereto.

Section 4.18          Insurance. The Company and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of the Company or one or more of its Subsidiaries that are customary for companies of similar size in the industries and locations in which the Company operates. Section 4.18 of the Company Disclosure Letter sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries is a named insured, as well as any historic occurrence-based policies placed since the Applicable Date. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of the Company, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy. This Section 4.18 shall not apply to insurance relating to any Company Plan. The fiscal year 2020 premium for the Company’s D&O Insurance policy is set forth in Section 4.18 of the Company Disclosure Letter (such premium, the “Annual Premium Amount”). A true, correct and complete copy of such policy has been made available to Parent.

Section 4.19          Properties.

(a)           The Company or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens of the Company and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the tangible personal property currently used in the operation of the business of the Company and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b)            Each of the Company and its Subsidiaries has complied with the terms of all real property leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other party to the lease, is in breach or default under such lease, and no event has occurred or circumstance exists which would, with or without notice, lapse of time, or both, constitute a breach or default under such lease. Each of the Company and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any lease or any interest therein nor has the Company or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly owned Subsidiary of the Company) a right to use or occupy such leased real estate or any portion thereof.

(c)            Section 4.19(c) of the Company Disclosure Letter sets forth a true and complete list of (i) all real property owned by the Company or any of its Subsidiaries and (ii) all real property leased for the benefit of the Company or any of its Subsidiaries pursuant to a Contract providing for annual aggregate rent in excess of $25,000.

This Section 4.19 does not relate to Intellectual Property matters, which matters are the subject of Section 4.20.

Section 4.20          Intellectual Property.

(a)           Section 4.20(a) of the Company Disclosure Letter sets forth a true and complete list of all (i) Patents and Patent applications; (ii) trademark registrations and applications; (iii) copyright registrations and applications; and (iv) domain names, in each case owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, the Company or any of its Subsidiaries in whole or in part (collectively, “Company Registered IP”) and a true and complete list of all Company Owned IP that is not Company Registered IP but that is material to the business of the Company or any of its Subsidiaries, including any unregistered trademarks under which the Company or any of its Subsidiaries markets any Products or otherwise does business. (A) All of the Company Registered IP and Company Owned IP is subsisting and, with the exception of pending Company Registered IP (that is not yet registered or issued) and to the knowledge of the Company, valid and enforceable, (B) no Company Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar Action and, to the knowledge of the Company, no such Action is threatened with respect to any of the Company Registered IP, (C) the Company has no plans to withdraw or abandon any of the currently pending Company Registered IP, (D) the Company or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens of the Company and its Subsidiaries), or has a valid and enforceable exclusive license to, all Company Owned IP, including, without limitation, all Intellectual Property created on behalf of the Company or its Subsidiaries by employees or independent contractors, and (E) the Company and its Subsidiaries have sufficient and, to the knowledge of the Company, valid, enforceable, written licenses to practice all material Intellectual Property that is used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted and as currently planned to be conducted; provided, however, that with respect to third-party Patents, the representation and warranty in this clause (E) are made only to the Company’s knowledge.

(b)           The Company and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes, may constitute or that constituted a material Trade Secret of the Company or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information. To the knowledge of the Company, no material Trade Secret of the Company or its Subsidiaries has been misappropriated or otherwise made publicly available, through breach of a written non-disclosure agreement, breach of other binding confidentiality obligations, theft, bribery, or otherwise.

(c)            (i) The conduct of the businesses of the Company and its Subsidiaries, including the manufacture of the Company Manufactured Products and the marketing, importation, distribution, and sale of all Company Products, has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, provided, however, that with respect to third-party Patents, the representations and warranties in this clause (i) are made only to the Company’s knowledge, (ii) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written (or, to the Company’s knowledge, any other) notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is, or may be, occurring or has, or may have, occurred and (iii) to the knowledge of the Company, no Person is infringing, misappropriating, or diluting any Company Owned IP or Company Registered IP. Except as set forth on Section 4.20(c) of the Company Disclosure Letter, to the Company’s knowledge, no abbreviated new drug application referencing any Company Owned IP, Company Registered IP or any Product of the Company or any of its Subsidiaries has been submitted to the FDA.

(d)            (i) The Company and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by the Company and its Subsidiaries (the “IT Systems”) and the information and transactions stored or contained therein or transmitted thereby, (ii) to the knowledge of the Company, during the past five (5) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) during the past five (5) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the IT Systems. The IT Systems are sufficient to support the business of the Company and its Subsidiaries as currently conducted and as currently planned to be conducted.

(e)            (i) The Company and its Subsidiaries have at all times complied in all material respects with all applicable Laws relating to privacy, data protection, and the collection, retention, protection, disclosure, release, breach, breach notification and use of information that alone or in combination with other information can be used to identify an individual (“Personal Information”) collected, used, or held for use by the Company or its Subsidiaries (collectively, “Privacy Laws”) and the Company’s and its Subsidiaries’ applicable privacy policies, (ii) during the past five (5) years, no claims have been asserted or, to the knowledge of the Company, threatened against the Company or its Subsidiaries alleging a violation of any Person’s privacy or Personal Information or of any Privacy Laws or applicable privacy policies, and to the Company’s knowledge, no Governmental Entity or other Person has investigated the Company’s or its Subsidiaries’ privacy or data-security practices, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws or applicable privacy policies as they pertain to Personal Information collected, used or held for use by the Company or its Subsidiaries, and (iv) the Company and its Subsidiaries have taken commercially reasonable and appropriate steps to protect the Personal Information collected, used or held for use by the Company or its Subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse. As of the date hereof, no material breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for Company that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, as of the date hereof, no information security or privacy breach event has occurred that would require notification under any Privacy Laws.

(f)            No government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Company Owned IP or Company Registered IP, and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property; provided, however, that with respect to exclusively licensed (rather than Company- or Subsidiary-owned) Company Owned IP or Company Registered IP, the foregoing representations and warranties are made only to the knowledge of the Company.

(g)           Except as set forth on Section 4.20(g) of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of the Company’s or any Subsidiaries’ ownership of or other rights with respect to any Intellectual Property, (ii) result in or require, by virtue of any agreement or obligation of Company or any of its Subsidiaries, the granting of any license or other rights to any Third Person under any Intellectual Property of the Company, any of its Subsidiaries, or Parent, or (iii) give rise to any right of any Third Person to terminate or modify any of the Company’s or any Subsidiaries’ rights or obligations under any agreement under which the Company or any of its Subsidiaries grants to any Person, or any Person grants to the Company or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property.

(h)           No past or present employee, consultant, director, officer, or independent contractor of the Company or any of its Subsidiaries owns, or has any claim or right to any ownership interest in or to, any Company Owned IP or Company Registered IP. Each past and present employee, consultant, director, officer, and independent contractor of the Company or any of its Subsidiaries who is or was engaged in creating or developing any material Company Owned IP or Company Registered IP has executed a written agreement with the Company or one of its Subsidiaries pursuant to which such person has (i) presently assigned to the Company or its Subsidiary all of such person’s rights, title and interest in and to all such Company Owned IP or Company Registered IP, and (ii) agreed to hold all Trade Secrets included in the Company Owned IP in confidence. There is no material uncured breach by the Company or any of its Subsidiaries or, to the Company’s knowledge, the counterparty, under any such agreement.

Section 4.21          State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.15, the Company Board has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL with respect to the Company are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the timely consummation of the Merger and the other transactions contemplated hereby and will not restrict, impair or delay the ability of Parent or Merger Sub, after the Effective Time, to vote or otherwise exercise all rights as a stockholder of the Company. No other “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) or any similar anti-takeover provision in the Company Charter or Company Bylaws applicable to the Company is, or at the Effective Time will be, applicable to this Agreement, the Merger or any of the other transactions contemplated hereby.

Section 4.22          No Rights Plan; No Standstill Agreements. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar device in effect to which the Company is a party or is otherwise bound. The Company is not party to any standstill agreement (or other agreement containing standstill provisions) with any Third Person.

Section 4.23          Related Party Transactions. Since the Applicable Date through the date of this Agreement, except with respect to Company Plans, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and the Affiliates of the Company, on the other hand (other than the Company’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

Section 4.24          Certain Payments. Neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated, or is violating, any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. Since the Applicable Date, neither the Company nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the knowledge of the Company, as of the date of this Agreement, no Governmental Entity is investigating, examining, or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 4.25          Brokers. No broker, investment banker, financial advisor or other Person, other than MTS Securities, LLC (“MTS”), the fees and expenses of which will be paid by the Company or, following the Effective Time, Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a true and complete copy of any Contract between the Company and MTS pursuant to which MTS could be entitled to any payment from the Company of any of its Subsidiaries relating to the transactions contemplated hereby.

Section 4.26          Opinion of Financial Advisor. The Company has received the opinion of MTS, dated the date of this Agreement, to the effect that, as of such date, and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of Company Common Stock. A signed, true and complete copy of such opinion has been or will promptly be provided to Parent solely for informational purposes.

Section 4.27          Debt Facility Letters. Attached hereto as Exhibit C-1 and Exhibit C-2 are true and complete copies of each of the Debt Facility Letters, each duly executed by the Company. Each Debt Facility Letter, as to the Company and, to the knowledge of the Company, the other parties thereto (other than Parent), is in full force and effect, and, as of the date of this Agreement, no event has occurred under either of the Debt Facility Letters which, with or without notice, lapse of time or both, would constitute a breach, default or event of default on the part of the Company, or to the knowledge of the Company, any of the other parties thereto (other than Parent), under any term or condition of the Debt Facility Letters. As of the date of this Agreement: (i) the Debt Facility Letters have not been amended or modified; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. There are no other Contracts, agreements, side letters or arrangements to which the Company is a party relating to the continuing availability of the Company Loan Facilities from and after the Closing Date, as applicable, other than as expressly set forth in the Debt Facility Letters. The continued availability of the Company Loan Facilities from and after the Closing Date contemplated by the Debt Facility Letters are not subject to any condition precedent or other restriction limiting the continued availability of the Company Loan Facilities other than as expressly set forth in the Debt Facility Letters. As of the date of this Agreement, the Company has no reason to believe that any of the conditions set forth in the Debt Facility Letters will not be satisfied on or prior to the Closing Date. To the knowledge of the Company, there are no fees that are due and payable by Company on or prior to the date of this Agreement pursuant to the Debt Facility Letters.

Section 4.28          No Other Representations and Warranties. Except for the representations and warranties set forth in Article V (as qualified by the Parent Disclosure Letter) and in any certificate delivered by Parent pursuant to Section 7.3(c), the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, its Subsidiaries or any other Person on behalf of Parent or Merger Sub makes any representation or warranty with respect to any projections or forecasts furnished or made available to the Company or any of its Subsidiaries or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries (including any such projections or forecasts furnished or made available to the Company or its Subsidiaries and Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and the Company has not relied on any such information or any representation or warranty not set forth in Article V (as qualified by the Parent Disclosure Letter) or in any certificate delivered by Parent pursuant to Section 7.3(c).

Article V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the Parent SEC Documents at least five (5) Business Days prior to the date of this Agreement and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the corresponding section or subsection of the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery of this Agreement (the “Parent Disclosure Letter”) (it being agreed that the disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure of such information with respect to any other section or subsection of this Agreement to which the relevance of such information is readily apparent on its face), each of Parent and Merger Sub represent and warrant to the Company as follows:

Section 5.1           Organization, Standing and Power.

(a)            Each of Parent and Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that (A) is or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, assets, liabilities, financial condition, or results of operations of Parent, Merger Sub and their respective Subsidiaries, taken as a whole or (B) materially impairs the ability of Parent or Merger Sub to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that in the case of clause (A) only, Parent Material Adverse Effect shall not include any event, change, circumstance, occurrence, effect or state of facts to the extent resulting from (1) changes or conditions generally affecting the industries in which Parent and its Subsidiaries operate, or the economy or the financial, debt, banking, capital, credit or securities markets, in the United States, including effects on such industries, economy or markets resulting from any regulatory and political conditions or developments in general, including any changes in currency exchange rates or interest rates, (2) the outbreak or escalation of war or acts of terrorism or sabotage or any natural disasters (including hurricanes, tornadoes, floods or earthquakes), acts of God or other force majeure events, (3) any epidemic, pandemic or disease outbreak (including the novel strain of coronavirus (SARS-Cov-2) and its disease commonly known as COVID-19 (including any and all additional strains, variations or mutations thereof)) or any worsening of such epidemic, pandemic or disease outbreak, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in connection therewith or in response thereto, (4) changes in applicable Law or GAAP, or the interpretation or enforcement thereof after the date of this Agreement, (5) the public announcement of this Agreement or the pendency of this Agreement, including the impact thereof on the relationships of Parent and its Subsidiaries with their respective customers, suppliers, distributors, partners or other material third-party business relations or with their respective employees, (6) any failure, in and of itself, by Parent to meet any internal or published projections, budgets, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics or performance for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (7) any change, in and of itself, in the market price or trading volume of Parent’s securities or in its credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Parent Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by a clause of this proviso), (8) the taking of any action required to be taken pursuant to this Agreement, or which the Company has in writing requested, or the failure to take any specific action expressly prohibited by this Agreement for which the Company has unreasonably refused Parent’s written request to provide consent or (9) any Parent Transaction Litigation; except that, with respect to subclauses (1), (2), (3) and (4), such event, change, circumstance, occurrence, effect or state of facts shall be taken into account to the extent they, individually or in the aggregate, materially disproportionately affect Parent or its Subsidiaries, taken as a whole, compared to other participants in the industry in which Parent operates (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect).

(b)           Parent has previously made available to the Company true and complete copies of the Certificate of Incorporation and Bylaws of each of Parent and Merger Sub, and the Certificate of Incorporation and Bylaws (or comparable organizational documents) of each other Subsidiary of Parent, in each case, as amended to the date of this Agreement, and each as so delivered is in full force and effect. Neither Parent nor Merger Sub is in violation of any provision of its respective Certificate of Incorporation or Bylaws.

Section 5.2            Capital Stock.

(a)            The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock”). As of the close of business on the Measurement Date, (i) 12,949,571 shares of Parent Common Stock (including 423,077 shares of Parent RSUs, but excluding treasury shares) were issued and outstanding, (ii) no shares of Parent Common Stock were held by Parent in its treasury, (iii) no shares of Parent Preferred Stock were issued and outstanding, (iv) no shares of Parent Preferred Stock were held by Parent in its treasury, (v) 76,594 shares of Parent Common Stock were reserved for issuance pursuant to Parent Equity Plans (of which 76,594 shares were subject to outstanding unexercised Parent Options and 423,077 shares of Parent RSUs are included in the 12,949,571 shares of Parent Common Stock), (vii) 142,847 shares of Parent Common Stock were reserved for issuance pursuant to the Innovus CVRs and (viii) 2,480,587 shares of Parent Common Stock were reserved for issuance upon exercise of warrants to acquire shares of Parent Common Stock (the “Parent Warrants”). All outstanding shares of capital stock of Parent are, and all shares reserved for issuance will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. All shares of Parent Common Stock to be issued in connection with the Parent Stock Issuance, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights. Except as set forth above in this Section 5.2(a), neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the stockholders of Parent or such Subsidiary on any matter. Except as set forth above in this Section 5.2(a) and except for changes since the close of business on the Measurement Date resulting from the exercise of any Parent Options or settlement of Parent RSUs, in each case, described in this Section 5.2(a), there are no outstanding (A) shares of capital stock or other voting securities or equity interests of Parent, (B) securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock of Parent or other voting securities or equity interests of Parent or its Subsidiaries, (C) stock appreciation rights, “phantom” stock rights, performance units, interests in or rights to the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based awards or rights, (D) subscriptions, options, warrants, calls, commitments, Contracts or other rights to acquire from Parent or any of its Subsidiaries, or obligations of Parent or any of its Subsidiaries to issue, any shares of capital stock of Parent or any of its Subsidiaries, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or other voting securities or equity interests of Parent or its Subsidiaries or rights or interests described in the preceding clause (C) or (E) obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, any such securities (other than under the Parent Equity Plans and any award agreements issued thereunder). Except for the Parent Equity Plans, Parent Options and Parent RSUs, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party or of which Parent has knowledge with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of, any capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries.

(b)           Section 5.2(b) of the Parent Disclosure Letter sets forth a true and complete list of all holders, as of the close of business on the Measurement Date, of Parent Options and Parent RSUs (collectively, “Parent Stock Awards”), indicating as applicable, with respect to each Parent Stock Award then outstanding, the type of award granted (including whether it is intended to be an “incentive stock option” under Section 422 of the Code), the number of shares of Parent Common Stock subject to such Parent Stock Award, the name of the plan under which such Parent Stock Award was granted, the date of grant, exercise or purchase price, vesting schedule, and expiration date thereof, and whether (and to what extent) the vesting of such Parent Stock Award will be accelerated by the consummation of the Merger and the other transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the Merger. Parent does not sponsor, maintain or administer any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Equity Plans. Parent is under no obligation to issue shares of Parent Common Stock pursuant to any employee or director stock option, stock purchase or equity compensation plan or arrangement other than the Parent Equity Plans.

(c)           The authorized capital stock of Merger Sub consists of 100,000 shares of common stock, par value $0.001 per share, of which 100,000 shares are issued and outstanding, all of which shares are beneficially owned by Parent.

Section 5.3            Subsidiaries. Section 5.3 of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary of Parent, including its jurisdiction of incorporation or formation and the ownership structure of each Subsidiary. Each of the Subsidiaries of Parent (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii), where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. No shares of capital stock of Parent are owned by any Subsidiary of Parent. All outstanding shares of capital stock and other voting securities or equity interests of each Subsidiary of Parent have been duly authorized and validly issued, are fully paid, nonassessable and not subject to any preemptive rights. All outstanding shares of capital stock and other voting securities or equity interests of each such Subsidiary are owned, directly or indirectly, by Parent, free and clear of all Liens other than Permitted Liens of Parent and its Subsidiaries. Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, Parent does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, nor is it under any current or prospective obligation to form or participate in, provide funds to, make any loan, capital contribution, guarantee, credit enhancement or other investment in, or assume any liability or obligation of, any Person. Except as set forth in Section 5.3 of the Parent Disclosure Letter, Parent does not have any outstanding equity appreciation rights, phantom units or other equity equivalents or equity-based awards or rights that are valued in whole or in part with respect to any Subsidiary of Parent.

Section 5.4            Authority.

(a)           Each of Parent and Merger Sub has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated hereby, including the Parent Stock Issuance. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject, in the case of the consummation of the Merger, to (i) the approval of the Parent Stock Issuance by the affirmative vote of the majority of the total votes cast by the holders of Parent Common Stock (the “Parent Stockholder Approval”) and (ii) the approval of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b)           The Parent Board, at a meeting duly called and held at which all directors of Parent were present, duly adopted resolutions (i) approving the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Parent Stock Issuance and (ii) resolving to recommend that the stockholders of Parent vote in favor of the Parent Stock Issuance, which resolutions have as of the date of this Agreement not been subsequently rescinded, modified or withdrawn in any way, except as may be expressly permitted by Section 6.3.

(c)           The Merger Sub Board, acting by written consent, duly adopted resolutions (i) approving the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (ii) deemed it fair to, advisable and in the best interests of Parent, in its capacity as the sole stockholder of Merger Sub, to enter into this Agreement, and (iii) resolving to recommend that Parent, in its capacity as the sole stockholder of Merger Sub, vote in favor of the adoption of this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have as of the date of this Agreement not been subsequently rescinded, modified or withdrawn in any way, except as may be expressly permitted by Section 6.3.

(d)           The Parent Stockholder Approval is the only vote of the holders of any class or series of Parent’s capital stock or other securities required in connection with the consummation of the Merger and the other transactions contemplated hereby, including the Parent Stock Issuance.

Section 5.5            No Conflict; Consents and Approvals.

(a)           The execution, delivery and performance of this Agreement by each of Parent and Merger Sub does not, and the consummation of the Merger and the other transactions contemplated hereby and compliance by each of Parent and Merger Sub with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, material modification or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of Parent or any of its Subsidiaries under, or give rise to, any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) the Certificate of Incorporation or Bylaws of Parent or Merger Sub, (ii) any Parent Material Contract or Permit or (iii) subject to the governmental filings and other matters referred to in Section 4.5 and Section 5.5(b), any material Law or any rule or regulation of Nasdaq applicable to Parent or any of its Subsidiaries, or by which Parent or any of its Subsidiaries, or any of their respective properties or assets, may be bound, except as, in the case of clauses (ii) and (iii), as individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)           No consent, approval, Order or authorization of, or registration, declaration, filing with or notice to, any Governmental Entity is required by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated hereby or compliance with the provisions hereof, except for (i) the filing with the SEC of (x) the Joint Proxy Statement, (y) the Form S-4 and (z) such reports under Section 13(a) or 15(d) of the Exchange Act, as may be required in connection with this Agreement and the transactions contemplated hereby, (ii) such other filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State as required by the DGCL, (iv) any filings and approvals required under the rules and regulations of Nasdaq to permit the shares of Parent Common Stock that are to be issued in the Parent Stock Issuance to be listed on Nasdaq and (v) such other consents, approvals, Orders, authorizations, registrations, declarations, filings or notices the failure of which to be obtained or made, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6           SEC Reports; Financial Statements.

(a)            Parent has filed with or furnished to the SEC on a timely basis true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since the Applicable Date (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, as of the date of the last such amendment or superseding filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)            The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents (i) have been prepared in a manner consistent with the books and records of Parent and its Subsidiaries, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (except as may be indicated in the notes thereto and subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since the Applicable Date, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)            Parent has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Parent, including its consolidated Subsidiaries, required to be disclosed in Parent’s periodic and current reports under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC, and is made known to Parent’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Parent have evaluated the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)            Parent and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP including policies and procedures that: (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of the Parent’s management and the Parent Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the assets of Parent and its Subsidiaries that would materially affect Parent’s financial statements. Parent has disclosed, based on its most recent evaluation of Parent’s internal control over financial reporting prior to the date hereof, to Parent’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of Parent’s financial statements or Parent’s internal control over financial reporting.

(e)            Since the Applicable Date, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, officer, employee, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to any director or officer of Parent or any of its Subsidiaries.

(f)            As of the date of this Agreement, there are no outstanding or unresolved comments in the comment letters received from the SEC staff with respect to the Parent SEC Documents. None of the Parent SEC Documents is subject to ongoing review or outstanding SEC comment or investigation. Parent has made available to the Company true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Parent and any of its Subsidiaries, on the other hand, occurring since the Applicable Date through the date of this Agreement.

(g)           Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

(h)           Parent is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Parent.

(i)            No Subsidiary of Parent is required to file any form, report, schedule, statement or other document with the SEC.

Section 5.7             No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP, except (a) to the extent specifically accrued or reserved against in the unaudited consolidated balance sheet of Parent and its Subsidiaries as at September 30, 2020 included in the Quarterly Report on Form 10-Q filed by Parent with the SEC on November 12, 2020 (without giving effect to any amendment thereto filed on or after the date hereof), (b) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2019 that are not material to Parent and its Subsidiaries, taken as a whole, (c) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement or (d) which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

Section 5.8           Certain Information. The Joint Proxy Statement will not, at the time it is first mailed to Parent’s stockholders, at the time of any amendments or supplements thereto and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will not, at the time the Form S-4 is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. The Form S-4 will comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act. Notwithstanding the foregoing, none of Parent or Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Form S-4 or the Joint Proxy Statement based on information supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference therein.

Section 5.9           Absence of Certain Changes or Events. Since September 30, 2020 through the date of this Agreement, (a) except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, Parent and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice, (b) there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect and (c) none of Parent or any of its Subsidiaries has taken any action, that if taken after the date of this Agreement, would constitute a breach of any covenants set forth in Section 6.1(b)(i), (iii), (v), (vi), or (xii).

Section 5.10            Litigation. There is no Action pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, or any of their respective properties or assets, that (a) if adversely determined, individually or in the aggregate, would reasonably be likely to result in material liability to Parent and its Subsidiaries, taken as a whole, or (b) seeks material injunctive or other material non-monetary relief. None of Parent, any of its Subsidiaries, or any of their respective properties or assets, is subject to any material outstanding Order. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement. There are no internal investigations or internal inquiries that, since the Applicable Date, have been conducted or are being conducted by or at the direction of the Parent Board (or any committee thereof) regarding any material accounting practices of Parent or any of its Subsidiaries. For the avoidance of doubt, this Section 5.10 shall not apply to Taxes or the Parent Plans.

Section 5.11            Compliance with Laws; Permits. Parent and each of its Subsidiaries are and have been in compliance in all material respects with all Laws applicable to their businesses, operations, properties or assets. None of Parent or any of its Subsidiaries has received, since the Applicable Date, a notice or other written communication alleging or relating to a possible material violation of any Law applicable to their businesses, operations, properties or assets. Parent and each of its Subsidiaries have in effect all material Permits of all Governmental Entities necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, including, as applicable, all Permits for the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of the Parent Products (each such permit, a “Parent Permit”). There has occurred no material violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, suspension, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Parent Permit, nor would any such revocation, non-renewal, suspension, adverse modification or cancellation result from the consummation of the transactions contemplated hereby. Since the Applicable Date, no material Parent Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications.

(b)            Parent or its Subsidiaries are the sole and exclusive owner of all Parent Permits. The Company or its Subsidiaries have not previously sold or transferred in any manner, in whole or in part, directly or indirectly, any of the Parent Permits.

Section 5.12            Health Care Regulatory Matters.

(a)             Parent and its Subsidiaries, and to the knowledge of Parent, each of their directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and since the Applicable Date have been, in material compliance with all Health Care Laws to the extent applicable to Parent or any of the Parent Products or Parent’s activities. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.

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(b)            Neither Parent nor any of its Subsidiaries are party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement Orders, or similar agreements with or imposed by any Governmental Entity.

(c)            All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for, or submitted in connection with, any and all requests for a Permit from the FDA or other Governmental Entity relating to Parent Products, including, without limitation, investigational new drug applications, when submitted to the FDA or such other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or such other Governmental Entity. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries have knowledge of any facts or circumstances that would be reasonably likely to lead the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws or of any application for marketing approval currently pending before the FDA or such other Governmental Entity.

(d)            All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries have participated, have been, and if still pending are being, conducted in material compliance with research protocols, standard medical and scientific research procedures, and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314, 320. No preclinical or clinical trial conducted by or on behalf of Parent or its Subsidiaries has been terminated or suspended prior to completion, and neither FDA nor an institutional review board that has, or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent or its Subsidiaries has placed a clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in material compliance with applicable Health Care Laws. To Parent’s knowledge, there are no preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent or any of its Subsidiaries the results of which reasonably call into question in any material respect the results of the preclinical studies and clinical trials described in the Parent SEC Documents or otherwise disclosed to the Company by or on behalf of Parent, and Parent has not received any written notices or other correspondence from the FDA or any other foreign, state or local governmental body exercising comparable authority or any institutional review board or comparable authority requiring or threatening the termination, suspension or material modification of any preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent or any of its Subsidiaries or in which Parent or any of its Subsidiaries have participated.

(e)            All manufacturing operations conducted by, or, to the knowledge of Parent, for the benefit of Parent or its Subsidiaries, have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, including but not limited to the provisions of the FDA’s current good manufacturing practice regulations at 21 C.F.R. Parts 210-211, and Laws and standards related to marketing, promotion, imports and exports, and off-label uses, and all applicable comparable foreign regulatory requirements of any Governmental Entity. With respect to interactions with healthcare professionals, Parent follows its corporate compliance program, which complies, in all material respects, with applicable Law.

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(f)             Except as set forth in Section 5.12(f) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries have received any written communication that relates to an alleged material violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, inspection observations, FDA warning letter or untitled letter, or any other enforcement Action by a Governmental Entity relating to any Health Care Laws. To the knowledge of Parent or its Subsidiaries, all warning letters, Form-483 observations, or comparable findings from other Governmental Entities listed in Section 5.12(f) of the Parent Disclosure Letter have been resolved to the satisfaction of the applicable Governmental Entity.

(g)            Since the Applicable Date, there have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing or distribution relating to the Parent Products required or requested by a Governmental Entity, or Safety Notices, and, to the knowledge of Parent, there are no current facts or circumstances that reasonably would be expected to give rise to a Safety Notice. All Safety Notices have been resolved to the satisfaction of the applicable Governmental Entity. Since the Applicable Date, there are no legal proceedings in the United States or outside of the United States seeking the recall, withdrawal, suspension, seizure or discontinuation of any Parent Product pending against Parent, its agents or any licensee of any Parent Product. No Parent Product is under consideration by senior management of Parent or its Subsidiaries for recall, withdrawal, removal, suspension, seizure or discontinuation.

(h)            There are no unresolved Safety Notices, and to the knowledge of Parent or its Subsidiaries, there are no facts that would be reasonably likely to result in a material Safety Notice with respect to the Parent Products or a termination or suspension of developing and testing of any of the Parent Products.

(i)             All reports, documents, claims, Permits, declarations, listings, registrations and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits, declarations, listings, registrations or notices have not had and would not reasonably be expected to have, individually or in the aggregate, an Parent Material Adverse Effect. To the knowledge of Parent, all such reports, documents, claims, Permits, declarations, listings, registrations and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). To the knowledge of Parent, no deficiencies have been asserted by any applicable regulatory authority (including, without limitation, the FDA or any Governmental Entity) with respect to any such reports, documents, claims, Permits, declarations, listings, registrations or notices that remain unresolved.

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(j)             Parent and its Subsidiaries have provided to the Company a copy of all, since the Applicable Date, (i) FDA or its foreign equivalent inspection reports, (ii) notices of adverse findings, (iii) warnings, untitled letters, minutes of meetings or other correspondence from the FDA or other Governmental Entities concerning Parent Products in which the FDA or such other Governmental Entity asserted that the operations of Parent or its Subsidiaries are not in material compliance with applicable Laws or that the Parent Products may not be safe, effective, or approvable, and (iv) material applications, registrations, licenses, waivers, accreditations, authorizations, approvals, and clinical and preclinical data in the possession or control of Company.

(k)            Since the Applicable Date, neither Parent, nor its Subsidiaries, nor, to the knowledge of Parent, any officer or employee of Parent or any of its Subsidiaries has committed any act, made any statement or failed to make any statement that (i) provides a basis for the FDA or any Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (10 September 1991), or (ii) that violates the Federal Healthcare Program Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, the Stark Law, other Health Care Laws, or any other similar federal, state, or ex-U.S. Law applicable in the jurisdictions in which the Parent Products are sold or intended to be sold.

(l)             Since the Applicable Date, neither Parent nor its Subsidiaries, nor, to the knowledge of Parent, any officer or employee of Parent or its Subsidiaries has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment or disqualification under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are sold or intended to be sold. Since the Applicable Date, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer or employee of Parent or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

(m)            No Parent Product or Product candidate manufactured or distributed by Parent is or has been (i) adulterated within the meaning of 21 U.S.C. § 351, (ii) misbranded within the meaning of 21 U.S.C. § 352 or (iii) a product that is in violation of 21 U.S.C. §§ 355 or 360.

(n)            To the knowledge of Parent, there have not been any certifications made pursuant to Section 505(j)(2)(A)(vii)(III) or 505(j)(2)(A)(vii)(IV) of the FDCA with respect to any of the Parent Products or Parent Owned IP.

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Section 5.13            Benefit Plans.

(a)            For purposes of this Agreement, a “Parent Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), “multiemployer plans” (within the meaning of ERISA Section 3(37)), and all pension, retirement, stock purchase, stock option, phantom stock or other equity or equity-based plan, severance (excluding severance agreements provided in connection with a reduction in force prior to the date of this Agreement), employment, consulting, collective bargaining, change-in-control, retention, fringe benefit, bonus, incentive, deferred compensation, supplemental retirement, health, life, or disability insurance, dependent care, welfare and all other employee benefit and compensation plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, written or oral, legally binding or not, under which any current or former employee, director or consultant of Parent or any of its Subsidiaries (or any of their dependents) has any present or future right to compensation or benefits, in any case, that Parent or any of its Subsidiaries sponsors or maintains, is making contributions to or with respect to which Parent or any of its Subsidiaries has any present or future liability or obligation (contingent or otherwise). Parent has provided or made available to the Company a current, accurate and complete copy of each material Parent Plan (including, without limitation, all Parent Equity Plans and the forms of all award agreements evidencing outstanding Parent Stock Awards), or if such Parent Plan is not in written form, a written summary of all of the material terms of such Parent Plan.

(b)            Neither Parent, its Subsidiaries or any member of their Controlled Group (nor any predecessor of any such entity) sponsors, maintains, contributes to or is required to contribute to, or has in the past six (6) years sponsored, maintained, contributed to or been required to contribute to, or has any liability (contingent or otherwise) with respect to: (i) a “multiemployer plan” (within the meaning of ERISA Section 3(37)), (ii) a Pension Plan that is subject to Title IV of ERISA or Section 412 of the Code, (iii) a Pension Plan which is a “multiple employer plan” as defined in Section 413 of the Code, (iv) a “funded welfare plan” (within the meaning of Section 419 of the Code) or (v) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(c)            With respect to the Parent Plans:

(i)            each Parent Plan complies in all material respects with its terms and complies in all material respects in form and in operation with the applicable provisions of ERISA and the Code and all other applicable legal requirements;

(ii)            no reportable event (as defined in Section 4043 of ERISA), no prohibited transaction (as described in Section 406 of ERISA or Section 4975 of the Code) for which any liability remains outstanding, and no accumulated funding deficiency (as defined in Section 302 of ERISA and 412 of the Code), in each case, has occurred with respect to any Parent Plan, and all material contributions required to be made under the terms of any Parent Plan have been timely made;

(iii)          each Parent Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to result in the loss of the qualified status of such Parent Plan;

(iv)          there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the PBGC, the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of Parent, threatened, relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits);

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(v)           none of Parent or any of its Subsidiaries has outstanding any liability under ERISA, the Code or other applicable Laws in connection with the termination of, or withdrawal from, any Parent Plan;

(vi)          none of the Parent Plans currently provides, or has any liability to provide, post-termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual for any reason, except as may be required by COBRA, and none of Parent, its Subsidiaries or any members of their Controlled Group has any liability to provide post-termination or retiree medical, dental, vision, prescription drug, life insurance or other welfare benefits to any individual, except to the extent required by COBRA;

(vii)         each Parent Plan is subject exclusively to United States Law; and

(viii)        neither the execution and delivery of this Agreement nor the consummation of the Merger will, either alone or in combination with any other event, (A) entitle any current or former employee, officer, director or consultant of Parent or any Subsidiary to severance pay, unemployment compensation, any other similar termination payment or any other payment or benefit, (B) accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any such employee, officer, director or consultant, (C) increase any amount of compensation or benefits otherwise payable under any Parent Plan or (D) require any contribution or payment to fund any obligation under any Parent Plan.

(d)            Neither Parent nor any Subsidiary is a party to any Contract, arrangement or plan (including any Parent Plan) that may reasonably be expected to result, separately or in the aggregate, in connection with the transactions contemplated by this Agreement (either alone or in combination with any other events), in the payment of any “parachute payments” within the meaning of Section 280G of the Code. There is no Contract, plan or other arrangement to which any of Parent or any Subsidiary is a party or by which any of them is otherwise bound to compensate any person in respect of Taxes or other liabilities incurred with respect to Section 409A or 4999 of the Code.

(e)            The exercise price of each option to purchase Parent Common Stock is no less than the fair market value of a share of Parent Common Stock as determined on the date of grant of such Parent Option in accordance with Section 409A of the Code.

Section 5.14            Labor Matters.

(a)            Parent and its Subsidiaries are and, at all times since the Applicable Date have been, in compliance in all material respects with all applicable Laws relating to labor and employment, including those relating to wages, hours, collective bargaining, unemployment compensation, workers compensation, equal employment opportunity, age and disability discrimination, work authorization and immigration, employee classification, employee privacy, occupational safety and health, payment and withholding of Taxes and COBRA.

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(b)            Neither Parent nor any of its Subsidiaries is a party to, or otherwise bound by, an effective or pending collective bargaining agreement or similar agreement with a union or labor organization or other person purporting to act as exclusive bargaining representative to Company employees, and no employee of Parent or any of its Subsidiaries is covered by any such agreement. To the knowledge of Parent, there has not been any activity on behalf of any labor union, labor organization or similar employee group to organize any employees of Parent or any of its Subsidiaries. There are no (i) unfair labor practice charges or complaints against Parent or any of its Subsidiaries pending before the National Labor Relations Board or any other labor relations tribunal or authority, (ii) representation claims or petitions or demands for recognition pending before the National Labor Relations Board or any other labor relations tribunal or authority or (iii) material grievances or pending arbitration proceedings against Parent or any of its Subsidiaries that arose out of or under any collective bargaining agreement, and to the knowledge of Parent no such charges, complaints, claims, petitions, demands, arbitrations or grievances have been threatened. Since the Applicable Date, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Parent, threatened, any labor dispute, work stoppage, labor strike or lockout against Parent or any of its Subsidiaries by employees.

(c)            Except as set forth on Section 5.14(c) of the Parent Disclosure Letter, to the knowledge of Parent, no current key employee or officer of Parent or any of its Subsidiaries has expressed any plans to, or is expected to, terminate his employment relationship with such entity following the consummation of the transactions contemplated hereby.

(d)            Since the Applicable Date, (i) neither Parent nor any Subsidiary has effectuated a “plant closing” (as defined in the WARN Act or any similar state or local law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Parent or any Subsidiary affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) neither Parent nor any Subsidiary has engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law. Except as would not result in material liability to Parent or any of its Subsidiaries, each Person employed by Parent or any Subsidiary is properly classified as exempt or non-exempt in accordance with applicable overtime Laws, and no Person treated as an independent contractor or consultant by Parent or any Subsidiary should have been properly classified as an employee under applicable law.

(e)            Except as set forth on Section 5.14(e) of the Parent Disclosure Letter, there are no Actions against Parent or any of its Subsidiaries pending, or to Parent’s knowledge, threatened to be brought or filed, in connection with the employment or engagement of any current or former employee, officer, consultant or other service provider of Parent, including, without limitation, any claim relating to employment discrimination, harassment, retaliation, workers’ compensation, occupational safety and health, equal pay, employment classification or any other employment related matter arising under applicable Laws, except where such Action would not, individually or in the aggregate, result in Parent incurring a material liability.

(f)             Except with respect to any Parent Plan (which subject is addressed in Section 5.13 above), the execution of this Agreement and the consummation of the transactions set forth in or contemplated by this Agreement will not result in any breach or violation of, or cause any payment to be made under, any applicable Laws respecting labor and employment or any collective bargaining agreement to which Parent or any of its Subsidiaries is a party.

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(g)            Since the Applicable Date, (i) no written allegations or, to the knowledge of Parent, verbal allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation have been made, initiated, filed or, to the knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of their respective current or former directors, officers or senior level management employees, (ii) to the knowledge of Parent, no incidents of any workplace sexual harassment, sexual misconduct, discrimination or retaliation have occurred, and (iii) neither Parent nor any of its Subsidiaries have entered into any settlement agreement related to allegations of workplace sexual harassment, sexual misconduct, discrimination or retaliation by any of their directors, officers or employees described in clause (i) hereof or any independent contractor.

Section 5.15            Environmental Matters. Except as, individually or in the aggregate, is not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole: (i) Parent and each of its Subsidiaries have conducted their respective businesses in compliance with all, and have not violated any, applicable Environmental Laws; (ii) Parent and its Subsidiaries have obtained all Environmental Permits of all Governmental Entities; (iii), to the knowledge of Parent, there has been no release of any Hazardous Substance by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other Person in any manner that has given or would reasonably be expected to give rise to any remedial or investigative obligation, corrective action requirement or liability of Parent or any of its Subsidiaries under applicable Environmental Laws; (iv) neither Parent nor any of its Subsidiaries has received any claims, notices, demand letters or requests for information (except for such claims, notices, demand letters or requests for information the subject matter of which has been resolved prior to the date of this Agreement) from any federal, state, local, foreign or provincial Governmental Entity or any other Person asserting that Parent or any of its Subsidiaries is in violation of, or liable under, any Environmental Law; (v) no Hazardous Substance has been disposed of, arranged to be disposed of, released or transported in violation of any applicable Environmental Law, or in a manner that has given rise to, or that would reasonably be expected to give rise to, any liability under any Environmental Law, in each case, on, at, under or from any current or former properties or facilities owned or operated by Parent or any of its Subsidiaries or as a result of any operations or activities of Parent or any of its Subsidiaries at any location and, to the knowledge of Parent, Hazardous Substances are not otherwise present at or about any such properties or facilities in amount or condition that has resulted in or would reasonably be expected to result in liability to Parent or any of its Subsidiaries under any Environmental Law; and (vi) neither Parent, its Subsidiaries nor any of their respective properties or facilities are subject to, or are threatened to become subject to, any liabilities relating to any suit, settlement, court Order, administrative Order, regulatory requirement, judgment or claim asserted or arising under any Environmental Law or any agreement relating to environmental liabilities.

Section 5.16           Taxes.

(a)            Parent and each of its Subsidiaries have timely (i) filed all material Tax Returns required to be filed by any of them and all material Tax Returns filed by, or on behalf of, Parent and its Subsidiaries are true, accurate and complete in all material respects; and (ii) paid in full (or caused to be timely paid in full) all material Taxes that are required to be paid by or with respect to them, whether or not such Taxes were shown as due on such Tax Returns.

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(b)            All material Taxes not yet due and payable by Parent and its Subsidiaries as of the date of the latest Parent SEC Documents have been, in all respects, properly accrued in accordance with GAAP on the most recent financial statements contained in the Parent SEC Documents, and such financial statements reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but unpaid by Parent and its Subsidiaries through the date of such financial statements. Since the date of such financial statements, Parent and each of its Subsidiaries have not incurred, individually or in the aggregate, any liability for material Taxes outside the ordinary course of business consistent with past practice.

(c)            Neither Parent nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any amount of Tax, in each case that has not since expired.

(d)            No Tax Actions with respect to material Taxes or any material Tax Return of Parent or any of its Subsidiaries are presently in progress or have been asserted, threatened or proposed in writing. No deficiencies or claims for material Taxes have been claimed, proposed, assessed or asserted in writing against Parent or any of its Subsidiaries by a Governmental Entity, other than any such claim, proposal, assessment or assertion that has been satisfied by payment in full, settled or withdrawn.

(e)            Parent and each of its Subsidiaries have timely withheld all material Taxes required to have been withheld from payments made (or deemed made) to its employees, independent contractors, creditors, shareholders and other third parties and, to the extent required, such Taxes have been timely paid to the relevant Governmental Entity.

(f)            Neither Parent nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(g)            Neither Parent nor any of its Subsidiaries (i) is a party to or bound by, or currently has any liability pursuant to, any Tax sharing, allocation or indemnification agreement or obligation, other than any such agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (ii) is, or has been, a member of a group (other than a group the common parent of which is Parent or one of Parent’s Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; (iii) has any liability for the Taxes of any Person (other than Parent and its Subsidiaries) pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-United States Law) as a transferee or successor, or otherwise by operation of Law; or (iv) is, or has been, treated as a resident for any income Tax purpose, or as subject to Tax by virtue of having a permanent establishment, an office or fixed place of business, in any country other than the country in which it was or is organized.

(h)            No private letter rulings, technical advice memoranda, or similar agreements or rulings have been requested, entered into or issued by any taxing authority with respect to Parent or any of its Subsidiaries which rulings remain in effect.

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(i)            Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) a change in, or use of improper, method of accounting requested or initiated on or prior to the Closing Date, (ii) a “closing agreement” as described in Section 7121 of the Code (or any similar provision of Law) executed on or prior to the Closing Date, (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) Section 965 of the Code.

(j)            There are no Liens for Taxes upon any of the assets of Parent or any of its Subsidiaries other than Permitted Liens.

(k)            None of Parent or any of its Subsidiaries has distributed stock of another Person or has had its stock distributed by another Person in the two (2) year period ending immediately prior to the Closing, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)             Parent and each of its Subsidiaries have conducted all intercompany transactions, and maintained all related documentation, in compliance with Section 482 of the Code (or any similar provision of applicable Law).

(m)            Neither Parent nor any of its Subsidiaries knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(n)            No claim has been made in writing by any Governmental Entity in a jurisdiction where neither Parent nor any of its Subsidiaries currently files, or has filed, a Tax Return that Parent or any of its Subsidiaries is, or may be, subject to taxation by such jurisdiction.

For purposes of this Section 5.16, where the context permits, each reference to Parent and its Subsidiaries shall include a reference to any person for whose Taxes Parent or its Subsidiaries are liable under applicable Law.

Section 5.17           Contracts.

(a)            For purposes of this Agreement, “Parent Material Contract” shall any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act), whether or not filed by Parent with the SEC.

(b)            (i) Each Parent Material Contract is valid and binding on Parent and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the knowledge of Parent, each other party thereto, and is in full force and effect and enforceable in accordance with its terms; (ii) Parent and each of its Subsidiaries, and, to the knowledge of Parent, each other party thereto, has performed all material obligations required to be performed by it under each Parent Material Contract; (iii) there is no material default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto, and no event or condition has occurred that constitutes, or, after notice or lapse of time or both, would constitute, a material default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any other party thereto under any such Parent Material Contract, nor has Parent or any of its Subsidiaries received any written notice of any such material default, event or condition and (iv) to the knowledge of Parent, none of the Parent Material Contracts are the subject of any ongoing renegotiation discussions or pending notice of termination. Parent has made available to the Company true and complete copies of all Parent Material Contracts, including all amendments thereto.

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Section 5.18            Insurance. Parent and each of its Subsidiaries is covered by valid and currently effective insurance policies issued in favor of Parent or one or more of its Subsidiaries that are customary for companies of similar size in the industries and locations in which Parent operates. With respect to each such insurance policy, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither Parent nor any of its Subsidiaries is in breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a breach or default, or would permit termination or modification of, any such policy and (c) to the knowledge of Parent, no insurer issuing any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation. No notice of cancellation or termination has been received with respect to any such policy. This Section 5.18 shall not apply to insurance relating to any Parent Plan.

Section 5.19           Properties.

(a)            Parent or one of its Subsidiaries has good and valid title to, or in the case of leased property and leased tangible assets, a valid leasehold interest in, all of its real properties and tangible assets that are necessary for Parent and its Subsidiaries to conduct their respective businesses as currently conducted, free and clear of all Liens other than Permitted Liens of Parent and its Subsidiaries. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the tangible personal property currently used in the operation of the business of Parent and its Subsidiaries is in good working order (reasonable wear and tear excepted).

(b)            Each of Parent and its Subsidiaries has complied with the terms of all leases to which it is a party, and all such leases are in full force and effect, except for any such noncompliance or failure to be in full force and effect that, individually or in the aggregate, has not had and would not reasonably be expected to have an Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any other party to the lease, is in breach or default under such lease, and no event has occurred or circumstance exists which would, with or without notice, lapse of time, or both, constitute a breach or default under such lease. Each of Parent and its Subsidiaries enjoys peaceful and undisturbed possession under all such leases, except for any such failure to do so that, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any lease or any interest therein nor has Parent or any of its Subsidiaries subleased, licensed, or otherwise granted any Person (other than another wholly owned Subsidiary of Parent) a right to use or occupy such leased real estate or any portion thereof.

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This Section 5.19 does not relate to Intellectual Property matters, which matters are the subject of Section 5.20.

Section 5.20            Intellectual Property.

(a)            (A) All of the Parent Registered IP and Parent Owned IP is subsisting and, with the exception of pending Parent Registered IP (that is not yet registered or issued) and to the knowledge of Parent, valid and enforceable, (B) no Parent Registered IP is involved in any interference, reissue, derivation, reexamination, opposition, cancellation or similar Action and, to the knowledge of Parent, no such Action is threatened with respect to any of the Parent Registered IP, (C) Parent has no plans to withdraw or abandon any of the currently pending Parent Registered IP, (D) Parent or its Subsidiaries own exclusively, free and clear of any and all Liens (other than Permitted Liens of Parent and its Subsidiaries), or has a valid and enforceable exclusive license to, all Parent Owned IP, including, without limitation, all Intellectual Property created on behalf of Parent or its Subsidiaries by employees or independent contractors and (E) Parent and its Subsidiaries have sufficient and, to the knowledge of Parent, valid, enforceable, written licenses to practice all material Intellectual Property that is used in or necessary for the conduct of the business of Parent and its Subsidiaries as currently conducted and as currently planned to be conducted; provided, however, that with respect to third-party Patents, the representation and warranty in this clause (E) are made only to Parent’s knowledge.

(b)            Parent and its Subsidiaries have taken commercially reasonable measures to maintain the confidentiality of all information that constitutes, may constitute or that constituted a material Trade Secret of Parent or its Subsidiaries, including requiring all Persons having access thereto to execute written non-disclosure agreements or other binding obligations to maintain confidentiality of such information. To the knowledge of Parent, no material Trade Secret of Parent or its Subsidiaries has been misappropriated or otherwise made publicly available, through breach of a written non-disclosure agreement, breach of other binding confidentiality obligations, theft, bribery, or otherwise.

(c)            (i) The conduct of the businesses of Parent and its Subsidiaries, including the manufacture of each Product manufactured by Parent and the marketing, importation, distribution and sale of all Parent Products has not infringed, misappropriated or diluted, and does not infringe, misappropriate or dilute, any Intellectual Property of any Person, provided, however, that with respect to third-party Patents, the representations and warranties in this clause (i) are made only to Parent’s knowledge, (ii) since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written (or, to Parent’s knowledge, any other) notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is, or may be, occurring or has, or may have, occurred and (iii) to the knowledge of Parent, no Person is infringing, misappropriating, or diluting any Parent Owned IP or Parent Registered IP. Except as set forth on Section 5.20(c) of the Parent Disclosure Letter, to Parent’s knowledge, no abbreviated new drug application referencing any Parent Owned IP, Parent Registered IP or any Product of Parent or any of its Subsidiaries has been submitted to the FDA.

(d)            (i) Parent and its Subsidiaries have taken commercially reasonable steps to protect the confidentiality and security of the computer and information technology systems used by Parent and its Subsidiaries (the “Parent IT Systems”) and the information and transactions stored or contained therein or transmitted thereby. Except as set forth on Section 5.20(d) of the Parent Disclosure Letter, to the knowledge of Parent, during the past five (5) years, there has been no unauthorized or improper use, loss, access, transmittal, modification or corruption of any such information or data and (iii) during the past five (5) years, there have been no material failures, crashes, viruses, security breaches (including any unauthorized access to any personally identifiable information), affecting the Parent IT Systems. The Parent IT Systems are sufficient to support the business of Parent and its Subsidiaries as currently conducted and as currently planned to be conducted.

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(e)            (i) Parent and its Subsidiaries have at all times complied in all material respects with all applicable Privacy Laws and Parent’s and its Subsidiaries’ applicable privacy policies, (ii) during the past five (5) years, no claims have been asserted or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging a violation of any Person’s privacy or Personal Information or of any Privacy Laws or applicable privacy policies, and to Parent’s knowledge, no Governmental Entity or other Person has investigated Parent’s or its Subsidiaries’ privacy or data-security practices, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will breach or otherwise violate any Privacy Laws or applicable privacy policies as they pertain to Personal Information collected, used, or held for use by Parent or its Subsidiaries, and (iv) Parent and its Subsidiaries have taken commercially reasonable and appropriate steps to protect the Personal Information collected, used or held for use by Parent or its Subsidiaries against loss and unauthorized access, use, modification, disclosure or other misuse. As of the date hereof, no material breach has occurred with respect to any unsecured Protected Health Information, as that term is defined in 45 C.F.R. §160.103, maintained by or for Parent that is subject to the notification requirements of 45 C.F.R. Part 164, Subpart D, and, as of the date hereof, no information security or privacy breach event has occurred that would require notification under any Privacy Laws.

(f)            Except as would not be expected to have a Parent Material Adverse Effect, no government funding, facilities or resources of a university, college, other educational institution or research center or funding from third parties was used in the development of the Parent Owned IP or Parent Registered IP, and no Governmental Entity, university, college, other educational institution or research center has any claim or right in or to such Intellectual Property; provided, however, that with respect to exclusively licensed (rather than Parent- or Subsidiary-owned) Parent Owned IP or Parent Registered IP, the foregoing representations and warranties are made only to the knowledge of Parent.

(g)            The execution, delivery and performance by Parent of this Agreement, and the consummation of the transactions contemplated hereby, will not (i) result in the loss or impairment of Parent’s or any Subsidiaries’ ownership of or other rights with respect to any Intellectual Property, (ii) result in or require, by virtue of any agreement or obligation of Parent or any of its Subsidiaries, the granting of any license or other rights to any Third Person under any Intellectual Property of Parent or any of its Subsidiaries, or (iii) give rise to, any right of any Third Person to terminate or modify any of Parent’s or any Subsidiaries’ rights or obligations under any agreement under which Parent or any of its Subsidiaries grants to any Person, or any Person grants to Parent or any of its Subsidiaries, a license or right under or with respect to any Intellectual Property.

(h)            Except as would not be expected to have a Parent Material Adverse Effect, (i) no past or present employee, consultant, director, officer, or independent contractor of Parent or any of its Subsidiaries owns, or has any claim or right to any ownership interest in or to, any Parent Owned IP or Parent Registered IP; and (ii) each past and present employee, consultant, director, officer, and independent contractor of Parent or any of its Subsidiaries who is or was engaged in creating or developing any material Parent Owned IP or Parent Registered IP has executed a written agreement with Parent or one of its Subsidiaries pursuant to which such person has (A) presently assigned to Parent or its Subsidiary all of such person’s rights, title and interest in and to all such Parent Owned IP or Parent Registered IP, and (B) agreed to hold all Trade Secrets included in the Company Owned IP in confidence. There is no material uncured breach by Parent or any of its Subsidiaries or, to Parent’s knowledge, the counterparty, under any such agreement.

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Section 5.21            Related Party Transactions. Since the Applicable Date through the date of this Agreement, except with respect to any Parent Plans, there have been no transactions, agreements, arrangements or understandings between Parent or any of its Subsidiaries, on the one hand, and the Affiliates of Parent, on the other hand (other than Parent’s Subsidiaries) that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act and that have not been so disclosed in the Parent SEC Documents.

Section 5.22            Certain Payments. Neither Parent nor any of its Subsidiaries (nor, to the knowledge of Parent, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated, or is violating, any provision of the Foreign Corrupt Practices Act of 1977, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. Since the Applicable Date, neither Parent nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the knowledge of Parent, as of the date of this Agreement, no Governmental Entity is investigating, examining, or reviewing Parent’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 5.23           Brokers. No broker, investment banker, financial advisor or other Person, other than Cowen and Company, LLC (“Cowen”), the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

Section 5.24           Opinion of Financial Advisor. The Parent Board has received the opinion of Cowen to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations, assumptions and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent. A signed, true and complete copy of such opinion will promptly be provided to the Company solely for informational purposes.

Section 5.25            Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated by this Agreement.

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Section 5.26            Ownership of Company Common Stock. Except as contemplated by this Agreement, none of Parent or any of its Subsidiaries directly or indirectly owns, and at all times for the past three (3) years, none of Parent or any of its Subsidiaries has owned, beneficially or otherwise, any shares of Company Common Stock or any securities, Contracts or obligations convertible into or exercisable or exchangeable for shares of Company Common Stock.

Section 5.27            Debt Facility Letters. Attached hereto as Exhibit C-1 and Exhibit C-2 are true and complete copies of each of the Debt Facility Letters, each duly executed by Parent. Each Debt Facility Letter, as to Parent and, to the knowledge of Parent, the other parties thereto (other than the Company), is in full force and effect, and, as of the date of this Agreement, no event has occurred under either of the Debt Facility Letters which, with or without notice, lapse of time or both, would constitute a breach, default or event of default on the part of Parent, or to the knowledge of Parent, any of the other parties thereto (other than the Company), under any term or condition of the Debt Facility Letters. As of the date of this Agreement: (i) the Debt Facility Letters have not been amended or modified; (ii) no such amendment or modification is contemplated; and (iii) the respective commitments contained therein have not been withdrawn, terminated or rescinded in any respect. There are no other Contracts, agreements, side letters or arrangements to which Parent is a party relating to the continuing availability of the Company Loan Facilities from and after the Closing Date, as applicable, other than as expressly set forth in the Debt Facility Letters. The continued availability of the Company Loan Facilities from and after the Closing Date contemplated by the Debt Facility Letters are not subject to any condition precedent or other restriction limiting the continued availability of the Company Loan Facilities other than as expressly set forth in the Debt Facility Letters. As of the date of this Agreement, Parent has no reason to believe that any of the conditions set forth in the Debt Facility Letters will not be satisfied on or prior to the Closing Date. To the knowledge of the Company, there are no fees that are due and payable by Parent on or prior to the date of this Agreement pursuant to the Debt Facility Letters.

Section 5.28            No Other Representations or Warranties. Except for the representations and warranties set forth in Article IV (as qualified by the Company Disclosure Letter) and any certificate delivered pursuant to Section 7.2(c), each of Parent and Merger Sub acknowledges and agrees that none of the Company, its Subsidiaries or any other Person on behalf of the Company or any of its Subsidiaries makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, its Subsidiaries or any other Person on behalf of the Company or any of its Subsidiaries makes any representation or warranty with respect to any projections or forecasts furnished or made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries (including any such projections or forecasts furnished or made available to Parent, Merger Sub or any of their respective Subsidiaries or Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement), and neither Parent or Merger Sub has relied on any such information or any representation or warranty not set forth in Article IV (as qualified by the Company Disclosure Letter) and any certificate delivered pursuant to Section 7.2(c).

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Article VI
COVENANTS

Section 6.1           Conduct of Business.

(a)          Conduct of Business by the Company. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent or as otherwise specifically required by this Agreement, as required by applicable Law (including, upon written notice to Parent, as required by a Governmental Entity to respond to the impact, presence, outbreak or spread of any pandemic (including COVID-19); provided, if an action would reasonably be expected to require notice under a WARN Act, such notice to Parent shall be provided at least five (5) days prior to taking such action) or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its material assets, rights and properties in good repair and condition and preserve its goodwill and maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having business dealings with it and in compliance in all material respects with applicable Laws and use commercially reasonable efforts to maintain its listing with Nasdaq (provided, that in no event shall the Company’s ultimate failure to maintain such listing be considered in determining the satisfaction of the conditions set forth in Section 7.2(b) or Section 7.2(d) or form the basis for any termination under Article VIII). In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as specifically required by this Agreement, as required by applicable Law or as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to the matters in clauses (v), (vii) through (xxi), (xxiii) and, to the extent related to any of the foregoing clauses, (xxv)), to:

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for dividends by a wholly owned Subsidiary of the Company to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of the Company or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, except for acquisitions of Company Common Stock in satisfaction by holders of Company Options or Company RSUs of the applicable exercise price and/or withholding Taxes, or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (other than the issuance of shares of Company Common Stock issued (i) upon exercise of Company Options or settlement of Company RSUs, in each case under this clause (i), outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date) or (ii) pursuant to any Conversion of the Deerfield Notes in accordance with the terms thereof);

(ii)           except as in connection with the Bridge Note, issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of the Company on a deferred basis or other rights linked to the value of shares of Company Common Stock, including pursuant to Contracts as in effect on the date of this Agreement (other than the issuance of shares of Company Common Stock issued (a) upon the exercise of Company Options or settlement of Company RSUs, in each case, outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date), or (b) pursuant to any Conversion of the Deerfield Notes in accordance with the terms thereof);

(iii)          except as in connection with the Bridge Note, amend or otherwise change, or authorize the amendment or change of, its certificate of incorporation or by-laws (or similar organizational documents) (whether by merger, consolidation or otherwise);

(iv)         directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan, advancements or capital contribution to or in any other manner, any corporation, partnership, association or other Person or division thereof or (B) any assets that are otherwise material to the Company and its Subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

(v)          directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein (including any Company Owned IP), except (i) as set forth on Section 6.1(a)(v) of the Company Disclosure Letter, (ii) sales of inventory in the ordinary course of business consistent with past practice and (iii) the expiration of Intellectual Property in accordance with the applicable statutory term to the extent not extendable;

(vi)         adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii)        except in connection with consummating the transactions contemplated under the Debt Facility Letters, (A)  incur, create, assume or otherwise become liable for any Indebtedness, other than borrowings of revolving loans under, or with respect to letters of credit issued under, a Company Loan Agreement (as in effect on the date hereof) in the ordinary course of business, (B) repay, prepay or refinance any Indebtedness (other than (x) revolving loans borrowed under a Company Loan Agreement, (y) to the extent constituting repayment or prepayment, the conversion of the Second Amended and Restated Senior Secured Convertible Notes issued under the Facility Agreement, dated as of May 11, 2016, the Company and the lenders party thereto (as amended through the date hereof, the “Deerfield Company Loan Agreement”) in accordance with the terms thereof as in effect on the date hereof or (z) the making of the “2021 Principal Payment” as defined in and pursuant to the terms of the Deerfield Company Loan Agreement), or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly owned Subsidiary of the Company;

(viii)        incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $250,000;

(ix)          (A) pay, discharge, settle or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than any Conversion of the Deerfield Notes in accordance with the terms thereof and the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of this Agreement of claims, liabilities or obligations reflected or reserved against in the Company Form 10-Q or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any material Indebtedness owed to the Company or any of its Subsidiaries or (C) waive, release, grant or transfer any right of material value;

(x)           (A) materially modify, materially amend, terminate, cancel or extend any Company Material Contract (other than (I) in connection with consummating the transactions contemplated under the Debt Facility Letters and (II) any waiver, consent, amendment or other modification to any Company Loan Agreement, which waives or mitigates any obligation of the Company or any of its Subsidiaries or otherwise affects any consent or amendment, the consideration for which does not include an increase in the principal amount of the Indebtedness under such Company Loan Agreement or (other than in the case of the Deerfield Company Loan Agreement) does not add any new, or materially increase any existing, obligations of the Company and its Subsidiaries thereunder); provided, for the avoidance of doubt, that no term or provision of this Agreement shall prohibit or otherwise restrict the Company or any of its Subsidiaries from performing its obligations under Sections 5.1(xv) or 5.2(xiv) of the Deerfield Company Loan Agreement, so long as such compliance does not add any new, or materially increase any existing, obligations of the Company and its Subsidiaries thereunder or (B) other than in the ordinary course of business, consistent with past practice, enter into any Contract that if in effect on the date of this Agreement would be a Company Material Contract;

(xi)          except with respect to an Action to enforce its rights under this Agreement, commence any Action (other than an Action as a result of an Action commenced against the Company or any of its Subsidiaries), or compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby) other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages not in excess of $100,000 individually or $300,000 in the aggregate, in any case without the imposition of any equitable relief on, or the admission of wrongdoing by, the Company or any of its Subsidiaries; provided, however, that this clause (xi) shall not apply to any Action the defense of which is under the control of any insurer of the Company or any of its Subsidiaries;

(xii)         materially change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(xiii)        make any change in the policies of the Company or any of its Subsidiaries as in effect on the date of this Agreement with respect to cash management practices, including the payment of accounts payable or accrued expenses or the collection of accounts receivable or other receivables, or otherwise make any change with respect to the management of working capital;

(xiv)        settle or compromise any material liability for Taxes; file any amended Tax Return or claim for Tax refund; make, revoke or modify any material Tax election; file any Tax Return other than on a basis consistent with past practice (unless otherwise required by applicable Law); consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes; or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement (other than an agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes);

(xv)         change its fiscal year;

(xvi)        except as set forth on Section 6.1(a)(xvi) of the Company Disclosure Letter, as required by applicable Law or as required to maintain the Tax qualified status of any Company Plan, (A) grant any director, officer, employee or consultant any increase in base salary or hourly wage rate, target bonus opportunity or other material benefits (other than annual merit base salary (and corresponding annual target bonus opportunity) increases made in the ordinary course of business consistent with past practice), or pay any bonus of any kind to any current or former director, officer, employee or consultant (except for payment of annual bonuses and annual or sales incentive compensation in the ordinary course of business consistent with past practice), in each case under this clause (A), (B) grant or pay to any current or former director, officer, employee or consultant any severance, change in control or termination pay, or make any modifications thereto or increases therein (other than as the automatic and non-discretionary result of a permitted base salary or annual bonus opportunity increase under the immediately preceding clause (A)), (C) grant or amend any award of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units or other equity-based or equity related awards, or remove or modify any restrictions in any Company Equity Plan or awards made thereunder, (D) adopt or enter into any collective bargaining agreement or other labor union Contract, (E) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Company Plan or (F) adopt, enter into or establish any new Company Plan or amend, modify or terminate any existing Company Plan;

(xvii)       (A) hire any employee at the executive level or higher or (B) other than in the ordinary course of business consistent with past practice, hire any other employee;

(xviii)      terminate (or provide notice of termination to) any employee who has entered into an employment agreement with the Company, or otherwise request that any such employee of the Company or any of its Subsidiaries resign, in each case other than for cause or poor performance (consistent with the Company’s past practices);

(xix)        fail to keep in force any material insurance policies or replace or revise provisions regarding insurance coverage in any material respect, in each case with respect to the assets, operations and activities of the Company and its Subsidiaries as currently in effect;

(xx)         renew or enter into any non-compete, exclusivity or preferential treatment, non-solicitation or similar agreement that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries;

(xxi)        participate in any scheduled meetings or teleconferences with, or correspond in writing, communicate or consult with the FDA or other Governmental Entity without providing Parent (whenever feasible and to the extent permitted under applicable Law) with prior written notice and, within twenty-four (24) hours from the time such written notice is delivered, the opportunity to consult with the Company with respect to such correspondence, communication or consultation;

(xxii)       commence any clinical trial in respect of any Product if commencing such trial would require the Company and its Subsidiaries to pay funds in excess of $500,000, or enter into any new line of business outside of its existing business;

(xxiii)      enter into any new real property lease or amend the terms of any existing real property lease that would require payments over the remaining term of such lease in excess of $25,000;

(xxiv)      except as expressly provided by this Agreement, take any action that is intended to prevent, impede, or materially delay consummation of the Merger or the other transactions contemplated by this Agreement;

(xxv)       take any action (or fail to take any action) in breach of this Agreement, with the actual knowledge that such action or failure to act would alone, or in conjunction with one or more other events, changes, circumstances, occurrences, effects of state of facts, have a Company Material Adverse Effect; or

(xxvi)      authorize any of, or commit or agree to take any of, the foregoing actions.

(b)          Conduct of Business by Parent. During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by the Company or as otherwise specifically required by this Agreement, as required by applicable Law (including, upon written notice to the Company, as required by a Governmental Entity to respond to the impact, presence, outbreak or spread of any pandemic (including COVID-19); provided, if an action would reasonably be expected to require notice under a WARN Act, such notice to the Company shall be provided at least five (5) days prior to taking such action) or as set forth in Section 6.1(b) of the Parent Disclosure Letter, Parent shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to carry on its business in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact its business organization, preserve its material assets, rights and properties in good repair and condition and preserve its goodwill and maintain satisfactory relationships with customers, lenders, suppliers, licensors, licensees, distributors and others having business dealings with it and in compliance in all material respects with applicable Laws. In addition to and without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as specifically required by this Agreement, as required by applicable Law or as set forth in Section 6.1(b) of the Parent Disclosure Letter, Parent shall not, and shall not permit any of its Subsidiaries, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to the matters in clauses (v), (vii) through (xiv) and, to the extent related to any of the foregoing clauses, (xvi)), to:

(i)            (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock or other equity interests, except for any cash distributed pursuant to the terms of any Innovus CVR and dividends by a wholly owned Subsidiary of Parent to its parent, (B) purchase, redeem or otherwise acquire shares of capital stock or other equity interests of Parent or its Subsidiaries or any options, warrants, or rights to acquire any such shares or other equity interests, except for acquisitions of Parent Common Stock in satisfaction by holders of Parent Options, Parent Warrants or Parent RSUs of the applicable exercise price and/or withholding Taxes, or (C) split, combine, reclassify or otherwise amend the terms of any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity interests (other than the issuance of shares of Parent Common Stock issued (i) upon the exercise of Parent Options, Parent Warrants or settlement of Parent RSUs, in each case under this clause (i), outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date));

(ii)           issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens) any shares of its capital stock or other equity interests or any securities convertible into, or exchangeable for or exercisable for any such shares or other equity interests, or any rights, warrants or options to acquire, any such shares or other equity interests, or any stock appreciation rights, “phantom” stock rights, performance units, rights to receive shares of capital stock of Parent on a deferred basis or other rights linked to the value of shares of Parent Common Stock, including pursuant to Contracts as in effect on the date of this Agreement (other than the issuance of shares of Parent Common Stock issued (a) upon the exercise of Parent Options, Parent Warrants or settlement of Parent RSUs, in each case outstanding on the Measurement Date (to the extent issued in accordance with their terms as in effect on the Measurement Date), or (b) pursuant to the terms of any Innovus CVR);

(iii)          amend or otherwise change, or authorize the amendment or change of, its certificate of incorporation or by-laws (or similar organizational documents) (whether by merger, consolidation or otherwise);

(iv)          directly or indirectly acquire or agree to acquire (A) by merging or consolidating with, purchasing a substantial equity interest in or a substantial portion of the assets of, making an investment in or loan, advancements or capital contribution to or in any other manner, any corporation, partnership, association or other Person or division thereof or (B) any assets that are otherwise material to Parent and its Subsidiaries, other than inventory acquired in the ordinary course of business consistent with past practice;

(v)           directly or indirectly sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or subject to any Lien (other than a Permitted Lien) or otherwise dispose in whole or in part of any of its material properties, assets or rights or any interest therein (including any material Parent Owned IP), except (i) sales of inventory in the ordinary course of business consistent with past practice, (ii) the expiration of Intellectual Property in accordance with the applicable statutory term to the extent not extendable and (iii) where such property, asset or right does not comprise a line of business representing more than twenty-five percent (25%) of Parent’s total revenues for the twelve months ended September 30, 2020;

(vi)         adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(vii)        (A)  incur, create, assume or otherwise become liable for any Indebtedness, other than borrowings of revolving loans under, or with respect to letters of credit issued under, the credit agreement(s) listed or described on Section 6.1(b)(vii) of the Parent Disclosure Letter (each, a “Parent Loan Agreement”), (as in effect on the date hereof) in the ordinary course of business, (B) repay, prepay or refinance any Indebtedness (other than revolving loans borrowed under a Parent Loan Agreement), or (C) make any loans, advances or capital contributions to, or investments in, any other Person, other than the Company, Parent or any direct or indirect wholly owned Subsidiary of Parent;

(viii)       incur or commit to incur any capital expenditure or authorization or commitment with respect thereto that in the aggregate are in excess of $2,000,000;

(ix)          (A) materially modify, materially amend, terminate or cancel any Parent Material Contract or (B) other than in the ordinary course of business, consistent with past practice, enter into any Contract that if in effect on the date of this Agreement would be a Parent Material Contract;

(x)           materially change its financial or tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, or revalue any of its material assets;

(xi)          settle or compromise any material liability for Taxes; file any amended Tax Return or claim for Tax refund; make, revoke or modify any material Tax election; file any Tax Return other than on a basis consistent with past practice (unless otherwise required by applicable Law); consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes; grant any power of attorney with respect to Taxes; or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other similar agreement (other than an agreement entered into in the ordinary course of business, the primary purpose of which is not related to Taxes);

(xii)         change its fiscal year;

(xiii)        except as set forth on Section 6.1(b)(xvi) of the Parent Disclosure Letter, as required by applicable Law or as required to maintain the Tax qualified status of any Parent Plan, (A) grant or pay to any current or former director, officer, employee or consultant any severance, change in control or termination pay, or make any modifications thereto or increases therein, (B) except as expressly permitted by the proviso in Section 6.1(b)(ii), grant or amend any award of stock options, stock appreciation rights, performance units, restricted stock, restricted stock units or other equity-based or equity-related awards, or remove or modify any restrictions in any Parent Equity Plan or awards made thereunder, (C) adopt or enter into any collective bargaining agreement or other labor union Contract, (D) take any action to accelerate the vesting, funding or payment of any compensation or benefit under any Parent Plan or (E) adopt, enter into or establish any new Parent Plan or amend, modify or terminate any existing Parent Plan;

(xiv)        fail to keep in force any material insurance policies with respect to the assets, operations and activities of Parent and its Subsidiaries as currently in effect;

(xv)         except as expressly provided by this Agreement, take any action that is intended to prevent, impede, or materially delay consummation of the Merger or the other transactions contemplated by this Agreement;

(xvi)        take any action (or fail to take any action) in breach of this Agreement, with the actual knowledge that such action or failure to act would alone, or in conjunction with one or more other events, changes, circumstances, occurrences, effects of state of facts, have a Parent Material Adverse Effect; or

(xvii)       authorize any of, or commit or agree to take any of, the foregoing actions.

(c)          Debt Consents; Company Loan Facilities.

(i)            Subject to the terms and conditions of this Agreement, each of Parent and the Company will not permit, without the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or waiver of any provision or remedy pursuant to, the Debt Facility Letters if such amendment, modification or waiver would reasonably be expected to (i) impose new or additional conditions precedent to the availability of the Company Loan Facilities or otherwise expand, amend or modify any of the conditions to the continuing availability of the Company Loan Facilities from and after the Closing or any other terms thereto in a manner that would reasonably be expected to (A) delay or prevent the Closing or (B) delay or prevent the availability of the Company Loan Facilities from and after the Closing, or the satisfaction of the conditions to obtaining the continuation of the Company Loan Facilities from and after the Closing, or (ii) adversely impact the ability of Parent or the Company, as applicable, to enforce its rights against the other parties to the Debt Facility Letters (or the Company under the Company Loan Agreements) or the definitive agreements with respect to the continuing availability of the Company Loan Facilities from and after the Closing.

(ii)           Subject to the terms and conditions of this Agreement, each of Parent and the Company will use its reasonable best efforts to take (or cause to be taken) all actions and to do (or cause to be done) all things necessary, proper and advisable to arrange and obtain the continuing availability of the Company Loan Facilities on the terms and conditions described in the Debt Facility Letters (or on other terms that, with respect to conditionality, are not less favorable to Parent and the Company than the terms and conditions set forth in the Debt Facility Letters), including using its reasonable best efforts to: (i) maintain in effect the Debt Facility Letters in accordance with the terms and subject to the conditions thereof until the effective date of the continuation of the Company Loan Facilities from and after the Closing; (ii) satisfy on a timely basis all conditions to the effectiveness of the continuation of the Company Loan Facilities from and after the Closing that are applicable to Parent and the Company, respectively, in the Debt Facility Letters that are within Parent’s and the Company’s respective control in all material respects (or, if deemed advisable by Parent and the Company, seek the waiver of conditions applicable to Parent or the Company, as the case may be, contained in the Debt Facility Letters); (iii) upon satisfaction of the conditions precedent thereto, consummate the continuation of the Company Loan Facilities at Closing; and (iv) comply in all material respects with its obligations pursuant to the Debt Facility Letters. Parent will fully pay, or cause to be fully paid, all commitment or other fees payable by Parent arising pursuant to the Debt Facility Letters as and when they become due. The Company will fully pay, or cause to be fully paid, all commitment or other fees payable by the Company arising pursuant to the Debt Facility Letters as and when they become due.

(iii)          Each of Parent and the Company will keep the other party reasonably informed on a current and timely basis of the status of their respective efforts to obtain the continuation of the Company Loan Facilities from and after Closing and to satisfy the conditions thereof set forth in the Debt Facility Letters, including advising and updating the other party, in a reasonable level of detail, with respect to status, proposed effective date and material terms of the definitive documentation related thereto, and giving the other party reasonably prompt notice of any material change (adverse or otherwise) with respect thereto. Without limiting the foregoing, each of Parent and the Company will notify the other party promptly (and in any event within two (2) Business Days) if at any time before the Closing Date: (i) such party obtains knowledge of any material breach or default or any threatened breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to the Debt Facility Letters (other than Parent or the Company, as the case may be) or any definitive document related to the continuation of the Company Loan Facilities or any provisions of the Debt Facility Letters; (ii) Parent or the Company receives any written communication from any Person with respect to any (A) actual, potential or threatened breach, default, termination or repudiation by any Debt Financing Source party to the Debt Facility Letters or any definitive document related to the continuation of the Company Loan Facilities from and after the Closing or (B) material dispute or disagreement with, between or among any Debt Financing Sources party to the Debt Facility Letters; or (iii) there occurs any event or development that could reasonably be expected to adversely impact the ability of Parent or the Company, as applicable, to obtain the continuation of all, or any portion of, the Company Loan Facilities from and after the Closing as contemplated by the Debt Facility Letters on the terms and conditions, in the manner or from the sources contemplated by the Debt Facility Letters or the definitive documents related thereto.

(iv)         Notwithstanding any of the foregoing or any other term contained herein to the contrary, Parent shall have no obligation, and may unilaterally terminate any Debt Facility Letter per the terms therein, to consummate the transactions described in the Debt Facility Letter to be consummated on the Closing Date following the termination of this Agreement in accordance with the terms hereof.

Section 6.2           No Company Solicitation; Company Recommendation of the Merger.

(a)          The Company shall not, and shall cause its Subsidiaries and the Company’s and its Subsidiaries’ respective directors and officers not to, and shall not permit or authorize any of its or its Subsidiaries’ other Representatives to, directly or indirectly, (i) solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Company Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Company Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Third Person any information or data with respect to, or otherwise cooperate in any way with, any Company Acquisition Proposal or (iii) agree in writing or publicly propose to do any of the foregoing. The Company shall, and shall cause each of its Subsidiaries and the respective Representatives of the Company and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Third Person conducted heretofore with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Third Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Company Acquisition Proposal or potential Company Acquisition Proposal, and shall enforce the provisions of any such agreement (provided, that the Company shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Company Acquisition Proposal to the Company Board in compliance with this Section 6.2 and (II) would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Company Stockholder Approval, (1) the Company receives a written Company Acquisition Proposal that the Company Board believes in good faith to be bona fide, (2) such Company Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 6.2, (3) the Company Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and (4) the Company Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, then the Company and its Representatives may (x) furnish information with respect to the Company and its Subsidiaries to the Third Person making such Company Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that (I) the Company shall provide Parent a non-redacted copy of each confidentiality agreement the Company has executed in accordance with this Section 6.2(a) and (II) the Company shall furnish or make available to Parent prior to, or substantially concurrently with, the time it is furnished or made available to such Third Person any non-public information that was not previously provided to Parent or its Representatives, and (y) participate in discussions or negotiations with the Person making such Company Acquisition Proposal regarding such Company Acquisition Proposal. The Company shall notify Parent in writing of any decision of the Company Board to enter into discussions or negotiations concerning any Company Acquisition Proposal or to provide non-public information with respect to the Company and its Subsidiaries to any Person making a Company Acquisition Proposal, which notice shall be given as promptly as reasonably practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). For the avoidance of doubt, it shall not be a violation of this Section 6.2 if the Company and its Representatives contact a Third Person making any Company Acquisition Proposal solely to clarify the terms and conditions of such Company Acquisition Proposal and to determine whether it constitutes or would reasonably be expected to lead to a Company Superior Proposal.

(b)          Neither the Company Board nor any committee thereof shall:

(i)           make any Company Adverse Recommendation Change; or

(ii)          cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract, except for an Acceptable Confidentiality Agreement (each, an “Alternative Acquisition Agreement”), in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Company Acquisition Proposal, or agree in writing or publicly propose to take any such actions.

(iii)         Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, the Company Board may, if the Company Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, taking into account all adjustments to the terms of this Agreement that may be proposed by Parent pursuant to this Section 6.2(b), make a Company Adverse Recommendation Change in response to either (x) a Company Superior Proposal, and may cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(d)(iii) in order to enter into a definitive agreement providing for an Company Acquisition Proposal (which, for the avoidance of doubt, did not result from a breach of this Section 6.2 and such Company Acquisition Proposal is not withdrawn) or (y) a Company Intervening Event; provided, however, that the Company Board may not make a Company Adverse Recommendation Change in response to:

(I) a Company Superior Proposal, unless:

(A)            the Company notifies Parent in writing at least five (5) Business Days before taking that action of its intention to do so (the “Company Notice Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Company Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents, provided, that if there is any material amendment to the financial or other terms of such Company Superior Proposal after the commencement of the Company Notice Period, the Company Notice Period shall be extended to ensure that at least two (2) Business Days remain in the Company Notice Period subsequent to the date the Company notifies Parent of the material amendment (it being understood that there may be multiple extensions); and

(B)            if Parent makes a proposal during such Company Notice Period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Company Superior Proposal continues to be a Company Superior Proposal and that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law;

or (II) a Company Intervening Event, unless:

(A)            the Company provides Parent with written notice describing such Company Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(B)            the Company keeps Parent reasonably informed of developments with respect to such Company Intervening Event;

(C)            the Company notifies Parent in writing at least five (5) Business Days before making a Company Adverse Recommendation Change with respect to such Company Intervening Event of its intention to do so and specifies the reasons therefor; and

(D)            if Parent makes a proposal during such five (5) Business Day period to adjust the terms and conditions of this Agreement, the Company Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Company Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable Law.

During the Company Notice Period prior to its effecting a Company Adverse Recommendation Change, the Company shall, and shall cause its financial and legal advisors to, negotiate with Parent in good faith (to the extent Parent seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent. Notwithstanding anything to the contrary contained in this Agreement, neither the Company nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(c)          In addition to the obligations of the Company set forth in Section 6.2(a) and Section 6.2(b), the Company promptly shall advise Parent in writing (and in any event within forty-eight (48) hours of the Company obtaining knowledge) of the receipt by the Company, its Subsidiaries or any of their respective Representatives of any inquiry, proposal or offer that is reasonably likely to lead to or that contemplates a Company Acquisition Proposal, together with a description of the material terms and conditions of any such inquiry, proposal or offer, the identity of the Person making any such inquiry, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. The Company shall thereafter keep Parent informed (orally and in writing) in all material respects on a prompt basis of the status of such inquiry, proposal or offer, including furnishing copies to Parent of any draft documentation, and any material amendments to the material terms and conditions thereof.

(d)         The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to comply with any of the terms of this Section 6.2, and represents that neither it nor any of its Subsidiaries is a party to any such agreement as of the date of this Agreement.

(e)         The Company shall not take any action to exempt any Person (other than Parent or Merger Sub and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(f)           Nothing contained in Section 6.2(a) shall prohibit the Company from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that the Company and the Company Board may not effect a Company Adverse Recommendation Change, except to the extent permitted by Section 6.2(b). It is understood and agreed that a “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not constitute a Company Adverse Recommendation Change.

(g)         The Company agrees that any violation of the restrictions set forth in this Section 6.2 by any Subsidiary of the Company or any Representative of the Company or any such Subsidiary, whether or not such Person is purporting to act on behalf of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Agreement by the Company.

(h)          For purposes of this Agreement:

(i)            “Company Acquisition Proposal” means any proposal or offer from a Third Person with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, contribution, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, (A) of assets or businesses of the Company and its Subsidiaries that generate fifteen percent (15%) or more of the consolidated net revenues or net income (for the twelve (12)-month period ending on the last day of the Company’s most recently completed fiscal quarter) or that represent fifteen percent (15%) or more of the total assets (based on fair market value) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than in the ordinary course of business, (B) of fifteen percent (15%) or more of any class of capital stock, other equity securities or voting power of the Company, any of its Subsidiaries or any resulting parent company of the Company, in each case other than the Merger and other transactions contemplated by this Agreement, or (C) pursuant to which the stockholders of the Company immediately prior to the consummation of such transaction hold less than eighty-five percent (85%) of the equity interests of the surviving or resulting entity of such transaction.

(ii)           “Company Superior Proposal” means any unsolicited bona fide written Company Acquisition Proposal that is fully financed or has fully committed financing and that did not result from a breach of this Section 6.2, that the Company Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial (including the financing terms and the ability of such Third Person to finance such Company Acquisition Proposal), regulatory, timing, conditions and other aspects of the Company Acquisition Proposal and the Third Person making the Company Acquisition Proposal, is (A) more favorable to the stockholders of the Company (in their capacity as such) from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Parent in response to such Company Acquisition Proposal), (B) reasonably likely of being completed on the terms proposed on a timely basis and (C) if any amounts are outstanding under the Bridge Note, provides for the repayment in full of all amounts outstanding or otherwise payable under the Deerfield Loan Facility and the Encina Loan Facility at the time of and in connection the consummation of such Company Superior Proposal; provided, that, for purposes of this definition of “Company Superior Proposal,” references in the term “Company Acquisition Proposal” to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)”; and

(iii)          “Company Intervening Event” means a material fact, event, change, development or circumstance directly related to the Company that was not known or reasonably foreseeable to the Company Board prior to the Company’s execution of this Agreement, which fact, event, change, development or circumstance, or any material consequence thereof, becomes known to the Company Board after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, which fact, event, change, development or circumstance does not relate to (A) a Company Acquisition Proposal, (B) Parent or its Subsidiaries, (C) the announcement, pendency or consummation of the Merger, (D) any changes in the price of Parent Common Stock, (E) any change in the price of Company Common Stock (it being acknowledged that any underlying cause of any change in the price of Company Common Stock may be taken into account for purposes of determining whether a Company Intervening Event has occurred for purposes of this clause (E)), (F) the Company or any Subsidiary engaging with a new client or customer or entering into any new Contract, (G) any change in Law or (H) the performance of the Company in relation to any financial forecast or projection (it being understood that the foregoing clause (H) will not prevent or otherwise affect a determination that any event, development, discovery, change or circumstance underlying such fact or changes referred to in clause (H) has resulted in or contributed to a Company Intervening Event); provided, that any material fact, event, change, development or circumstance that was not known or reasonably foreseeable to the Company Board prior to the Company’s execution of this Agreement that would have a Parent Material Adverse Effect shall constitute a Company Intervening Event.

Section 6.3           No Parent Solicitation; Parent Recommendation of the Parent Stock Issuance.

(a)          Parent shall not, and shall cause its Subsidiaries and Parent’s and its Subsidiaries’ respective directors and officers not to, and shall not permit or authorize any of its or its Subsidiaries’ other Representatives to, directly or indirectly, (i) solicit, initiate, endorse, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Parent Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Parent Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Third Person any information or data with respect to, or otherwise cooperate in any way with, any Parent Acquisition Proposal or (iii) agree in writing or publicly propose to do any of the foregoing. Parent shall, and shall cause each of its Subsidiaries and the respective Representatives of Parent and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Third Person conducted heretofore with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal and immediately terminate all physical and electronic data room access previously granted to any such Third Person, (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Parent Acquisition Proposal or potential Parent Acquisition Proposal, and shall enforce the provisions of any such agreement (provided, that Parent shall be permitted to grant waivers of, and not enforce, any standstill agreement, but solely to the extent that the Parent Board has determined in good faith, after consultation with its outside counsel, that failure to take such action (I) would prohibit the counterparty from making an unsolicited Parent Acquisition Proposal to the Parent Board in compliance with this Section 6.3 and (II) would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law). Notwithstanding the foregoing, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval, (1)  Parent receives a written Parent Acquisition Proposal that the Parent Board believes in good faith to be bona fide, (2) such Parent Acquisition Proposal was unsolicited and did not otherwise result from a breach of this Section 6.3, (3) the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Parent Acquisition Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and (4) the Parent Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law, then Parent and its Representatives may (x) furnish information with respect to Parent and its Subsidiaries to the Third Person making such Parent Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement; provided, that (I) Parent shall provide the Company a non-redacted copy of each confidentiality agreement Parent has executed in accordance with this Section 6.3(a) and (II) Parent shall furnish or make available to the Company prior to, or substantially concurrently with, the time it is furnished or made available to such Third Person any non-public information that was not previously provided to the Company or its Representatives, and (y) participate in discussions or negotiations with the Person making such Parent Acquisition Proposal regarding such Parent Acquisition Proposal. Parent shall notify the Company in writing of any decision of the Parent Board to enter into discussions or negotiations concerning any Parent Acquisition Proposal or to provide non-public information with respect to Parent and its Subsidiaries to any Person making a Parent Acquisition Proposal, which notice shall be given as promptly as reasonably practicable after such determination was reached (and in any event no later than twenty-four (24) hours after such determination was reached). For the avoidance of doubt, it shall not be a violation of this Section 6.3 if Parent and its Representatives contact a Third Person making any Parent Acquisition Proposal solely to clarify the terms and conditions of such Parent Acquisition Proposal and to determine whether it constitutes or would reasonably be expected to lead to a Parent Superior Proposal.

(b)          Neither the Parent Board nor any committee thereof shall:

(i)            make any Parent Adverse Recommendation Change; or

(ii)           cause or permit Parent or any of its Subsidiaries to enter into any Alternative Acquisition Agreement, in each case constituting or related to, or which is intended to or is reasonably likely to lead to, any Parent Acquisition Proposal, or agree in writing or publicly propose to take any such actions.

(iii)         Notwithstanding the foregoing, at any time prior to obtaining the Parent Stockholder Approval, the Parent Board may, if the Parent Board determines in good faith (after consultation with outside counsel) that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law, taking into account all adjustments to the terms of this Agreement that may be proposed by Parent pursuant to this Section 6.3(b), make a Parent Adverse Recommendation Change in response to either (x) a Parent Superior Proposal, and may cause Parent to terminate this Agreement pursuant to and in accordance with Section 8.1(c)(iii) in order to enter into a definitive agreement providing for an Parent Acquisition Proposal (which, for the avoidance of doubt, did not result from a breach of this Section 6.3 and such Parent Acquisition Proposal is not withdrawn) or (y) a Parent Intervening Event; provided, however, that the Parent Board may not make a Parent Adverse Recommendation Change in response to:

(I) a Parent Superior Proposal, unless:

(A)          Parent notifies the Company in writing at least five (5) Business Days before taking that action of its intention to do so (the “Parent Notice Period”), and specifies the reasons therefor, including the terms and conditions of, and the identity of the Person making, such Parent Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents, provided, that if there is any material amendment to the financial or other terms of such Parent Superior Proposal after the commencement of the Parent Notice Period, the Parent Notice Period shall be extended to ensure that at least two (2) Business Days remain in the Parent Notice Period subsequent to the date Parent notifies the Company of the material amendment (it being understood that there may be multiple extensions); and

(B)           if Parent makes a proposal during such Parent Notice Period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by Parent, continues to determine in good faith (after consultation with outside counsel and its financial advisor) that such Parent Superior Proposal continues to be a Parent Superior Proposal and that the failure to make a Parent Adverse Recommendation Change would be inconsistent with its fiduciary duties to the stockholders of Parent under applicable Law;

or (II) a Parent Intervening Event, unless:

(C)           Parent provides the Company with written notice describing such Parent Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(D)           Parent keeps the Company reasonably informed of developments with respect to such Parent Intervening Event;

(E)           Parent notifies the Company in writing at least five (5) Business Days before making a Parent Adverse Recommendation Change with respect to such Parent Intervening Event of its intention to do so and specifies the reasons therefor; and

(F)            if the Company makes a proposal during such five (5) Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by the Company, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Parent Adverse Recommendation Change would be inconsistent with its fiduciary obligations to the stockholders of Parent under applicable Law.

During the Parent Notice Period prior to its effecting a Parent Adverse Recommendation Change, Parent shall, and shall cause its financial and legal advisors to, negotiate with the Company in good faith (to the extent the Company seeks to negotiate) regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by the Company. Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor any of its Subsidiaries shall enter into any Alternative Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

(c)           In addition to the obligations of Parent set forth in Section 6.3(a) and Section 6.3(b), Parent promptly shall advise the Company in writing (and in any event within forty-eight (48) hours of Parent obtaining knowledge) of the receipt by Parent, its Subsidiaries or any of their respective Representatives of any inquiry, proposal or offer that is reasonably likely to lead to or that contemplates a Parent Acquisition Proposal, together with a description of the material terms and conditions of any such inquiry, proposal or offer, the identity of the Person making any such inquiry, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. Parent shall thereafter keep the Company informed (orally and in writing) in all material respects on a prompt basis of the status of such inquiry, proposal or offer, including furnishing copies to the Company of any draft documentation, and any material amendments to the material terms and conditions thereof.

(d)           Parent shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that would restrict Parent’s ability to comply with any of the terms of this Section 6.3, and represents that neither it nor any of its Subsidiaries is a party to any such agreement as of the date of this Agreement.

(e)           Parent shall not take any action to exempt any Person (other than the Company and their respective Affiliates) from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provision of any other Takeover Law) or otherwise cause such restrictions not to apply, or agree to do any of the foregoing.

(f)            Nothing contained in Section 6.3(a) shall prohibit Parent from taking and disclosing a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act; provided, however, that Parent and the Parent Board may not effect a Parent Adverse Recommendation Change, except to the extent permitted by Section 6.3(b). It is understood and agreed that a “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act shall not constitute a Parent Adverse Recommendation Change.

(g)           Parent agrees that any violation of the restrictions set forth in this Section 6.3 by any Subsidiary of Parent or any Representative of Parent or any such Subsidiary, whether or not such Person is purporting to act on behalf of Parent or any of its Subsidiaries, shall be deemed to be a breach of this Agreement by Parent.

(h)          For purposes of this Agreement:

(i)            “Parent Acquisition Proposal” means any proposal or offer from a Third Person with respect to any direct or indirect acquisition or purchase or license, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, contribution, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture, licensing or similar transaction, or otherwise, (A) of assets or businesses of Parent and its Subsidiaries that generate fifteen percent (15%) or more of the consolidated net revenues or net income (for the twelve (12)-month period ending on the last day of Parent’s most recently completed fiscal quarter) or that represent fifteen percent (15%) or more of the total assets (based on fair market value) of Parent and its Subsidiaries, taken as a whole, immediately prior to such transaction, in each case other than in the ordinary course of business, (B) of fifteen percent (15%) or more of any class of capital stock, other equity securities or voting power of Parent, any of its Subsidiaries or any resulting parent company of Parent, in each case other than the Merger and other transactions contemplated by this Agreement, or (C) pursuant to which the stockholders of Parent immediately prior to the consummation of such transaction hold less than eighty-five percent (85%) of the equity interests of the surviving or resulting entity of such transaction.

(ii)           “Parent Superior Proposal” means any unsolicited bona fide written Parent Acquisition Proposal that is fully financed or has fully committed financing and that did not result from a breach of this Section 6.3, that the Parent Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial (including the financing terms and the ability of such Third Person to finance such Parent Acquisition Proposal), regulatory, timing, conditions and other aspects of the Parent Acquisition Proposal and the Third Person making the Parent Acquisition Proposal, is (A) more favorable to the stockholders of Parent (in their capacity as such) from a financial point of view than the Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by the Company in response to such Parent Acquisition Proposal) and (B) reasonably likely of being completed on the terms proposed on a timely basis; provided, that, for purposes of this definition of “Parent Superior Proposal,” references in the term “Parent Acquisition Proposal” to “fifteen percent (15%)” shall be deemed to be references to “fifty percent (50%)”; and

(iii)          “Parent Intervening Event” means a material fact, event, change, development or circumstance directly related to Parent that was not known or reasonably foreseeable to the Parent Board prior to Parent’s execution of this Agreement, which fact, event, change, development or circumstance, or any material consequence thereof, becomes known to the Parent Board after the date of this Agreement and prior to the receipt of the Parent Stockholder Approval, which fact, event, change, development or circumstance does not relate to (A) a Parent Acquisition Proposal, (B) the Company or its Subsidiaries, (C) the announcement, pendency or consummation of the Merger, (D) any changes in the price of Company Common Stock, (E) any change in the price of Parent Common Stock (it being acknowledged that any underlying cause of any change in the price of Parent Common Stock may be taken into account for purposes of determining whether a Parent Intervening Event has occurred for purposes of this clause (E)), (F) Parent or any Subsidiary engaging with a new client or customer or entering into any new Contract, (G) any change in Law or (H) the performance of Parent in relation to any financial forecast or projection (it being understood that the foregoing clause (H) will not prevent or otherwise affect a determination that any event, development, discovery, change or circumstance underlying such fact or changes referred to in clause (H) has resulted in or contributed to a Parent Intervening Event); provided, that any material fact, event, change, development or circumstance that was not known or reasonably foreseeable to the Parent Board prior to Parent’s execution of this Agreement that would have a Company Material Adverse Effect shall constitute a Parent Intervening Event.

Section 6.4            Preparation of Form S-4 and the Joint Proxy Statement; Stockholders’ Meeting.

(a)           Each of Parent and the Company shall use their respective reasonable best efforts to, as promptly as practicable after the date of this Agreement, prepare and file with the SEC in preliminary form the Joint Proxy Statement to be included in the S-4 as a prospectus relating to (i) the special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement and (ii) the special meeting of Parent’s stockholders (the “Parent Stockholders Meeting”), which meeting will include a proposal regarding the stockholder approval required by the rules of Nasdaq with respect to the Parent Stock Issuance. In consultation with Parent, the Company shall set a preliminary record date for the Company Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith. In consultation with the Company, Parent shall set a preliminary record date for the Parent Stockholders Meeting and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith.

(b)           As promptly as practicable following the date of this Agreement, Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Parent Stock Issuance. The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company and its Subsidiaries that is required by Law to be included in the Form S-4 or reasonably requested by Parent to be included in the Form S-4. Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent registered public accounting firm, dated no more than two (2) Business Days before the date on which the Form S-4 becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In connection with the filing and effectiveness of the Form S-4, each of the Company and Parent shall use its commercially reasonable efforts to cause their respective counsels to deliver tax opinions satisfying the requirements of Item 601 of Regulation S-K under the Securities Act.

(c)           Each of the Company and Parent shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby and (C) to ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” Laws in connection with the Parent Stock Issuance and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. The Company shall use reasonable best efforts to cause the Joint Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Except with respect to a Company Adverse Recommendation Change specifically permitted by Section 6.2(b) or a Parent Adverse Recommendation Change specifically permitted by Section 6.3(b), no filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without providing the other a reasonable opportunity to review and comment thereon and without the other’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in the Parent Stock Issuance for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information in connection therewith, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses, and any other communications relating thereto (whether oral or written) in connection therewith. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to stockholders of the Company or Parent, as applicable; provided, that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party hereunder.

(d)           As promptly as practicable after the Form S-4 is declared effective under the Securities Act, the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting solely for the purpose of obtaining the Company Stockholder Approval, taking all other actions necessary or advisable to secure the vote or consent of the holders of Company Common Stock required by applicable Law to obtain such approval, and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith (and such Company Stockholders Meeting shall in any event be no later than forty-five (45) calendar days after (i) the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC if by 11:59 p.m., Eastern Time on such date the SEC has not informed the Company that it intends to review the Joint Proxy Statement or (ii) if the SEC has, on or prior to the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC, informed the Company that it intends to review the Joint Proxy Statement, the date on which the SEC confirms that it has no further comments on the Joint Proxy Statement). The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the written consent of Parent; (ii) (A) due to the absence of a quorum or (B) if the Company has not received proxies representing a sufficient number of shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders Meeting; provided, that the Company may not postpone or adjourn the Company Stockholders Meeting more than a total of two (2) times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 6.4(d). Notwithstanding the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, adjourn the Company Stockholders Meeting to a date specified by Parent for the absence of a quorum or if the Company has not received proxies representing a sufficient number of shares for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days.

(e)           As promptly as practicable after the Form S-4 is declared effective under the Securities Act, Parent shall duly call, give notice of, convene and hold the Parent Stockholders Meeting solely for the purpose of obtaining the Parent Stockholder Approval, taking all other actions necessary or advisable to secure the vote or consent of the holders of Parent Common Stock required by applicable Law to obtain such approval (and such Parent Stockholders Meeting shall in any event be no later than forty-five (45) calendar days after (i) the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC if by 11:59 p.m., Eastern Time on such date the SEC has not informed Parent that it intends to review the Joint Proxy Statement or (ii) if the SEC has, on or prior to the tenth (10th) calendar day after the preliminary Joint Proxy Statement therefor has been filed with the SEC, informed Parent that it intends to review the Joint Proxy Statement, the date on which the SEC confirms that it has no further comments on the Joint Proxy Statement). Parent may postpone or adjourn the Parent Stockholders Meeting solely (i) with the written consent of the Company; (ii) (A) due to the absence of a quorum or (B) if Parent has not received proxies representing a sufficient number of shares for the Parent Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholders Meeting; provided, that Parent may not postpone or adjourn the Parent Stockholders Meeting more than a total of two (2) times pursuant to clause (ii)(A) and/or clause (ii)(B) of this Section 6.4(e). Notwithstanding the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, adjourn the Parent Stockholders Meeting to a date specified by the Company for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares for Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Parent Stockholders Meeting more than one time pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days.

(f)            Each of the Company and Parent shall use its reasonable best efforts to cooperate to hold the Parent Stockholders Meeting on the same day and at the same time as the Company Stockholders Meeting as soon as reasonably practicable after the date of this Agreement, and to set the same record date for each such meeting.

(g)           Except in the case of a Company Adverse Recommendation Change specifically permitted by Section 6.2(b), the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation in the Joint Proxy Statement and Parent, through the Parent Board, shall (x) recommend to its stockholders that they approve the Parent Stock Issuance, and (y) include such recommendation in the Joint Proxy Statement. Without limiting the generality of the foregoing, (i) the Company agrees that (x) except in the event of a Company Adverse Recommendation Change specifically permitted by Section 6.2(b), the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) its obligations pursuant to this Section 6.4(g) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change and (ii) Parent agrees that (x) except in the event of a Parent Adverse Recommendation Change specifically permitted by Section 6.3(b), Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval and (y) its obligations pursuant to this Section 6.4(g) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Parent Acquisition Proposal or the occurrence of any Parent Adverse Recommendation Change.

(h)           Promptly following the execution and delivery of this Agreement, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement in accordance with the DGCL and, promptly thereafter, deliver to the Company a copy of the written consent or the minutes of the stockholders meeting of Merger Sub reflecting such adoption and approval.

Section 6.5            Access to Information; Confidentiality.

(a)           The Company shall, and shall cause each of its Subsidiaries to, afford to Parent, Merger Sub and their respective Representatives reasonable access during normal business hours and upon reasonable advance notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, (i) to such information concerning the business, properties, assets and personnel of the Company and its Subsidiaries as Parent or its Representatives may reasonably request (including the books and records of the Company and its Subsidiaries and Tax Returns filed and those in preparation and the work papers of its auditors) and (ii) reasonable access to all properties and personnel (in a manner so as to not unreasonably interfere with the normal business operations of the Company and its Subsidiaries).

(b)           Parent shall, and shall cause each of its Subsidiaries to, afford to the Company and its Representatives reasonable access during normal business hours and upon reasonable advance notice, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to (i) such information concerning the business, properties, assets and personnel of Parent and its Subsidiaries as the Company or its Representatives may reasonably request (including the books and records of the Company and its Subsidiaries and Tax Returns filed and those in preparation and the work papers of its auditors) and (ii) reasonable access to all properties and personnel (in a manner so as to not unreasonably interfere with the normal business operations of the Company and its Subsidiaries).

(c)           This Section 6.5 shall not require a party hereunder to permit any access, or to disclose any information, that in its reasonable, good faith judgment (after consultation with outside counsel) would reasonably be expected to result in (i) any violation of any Law to which such party is subject or cause any privilege (including attorney-client privilege) which the such party or any of its Subsidiaries would be entitled to assert to be undermined with respect to such information, provided, that the parties shall use their reasonable best efforts to find a way to permit disclosure of such information, or (ii) if the Company and its Subsidiaries, on the one hand, and Parent or any of its Subsidiaries, on the other hand, are adverse parties in an Action, such information being reasonably pertinent thereto

(d)           All information shared pursuant to this Section 6.5 shall be held confidential in accordance with the terms of the Confidential Disclosure Agreement by and between Parent and the Company, dated as of October 9, 2020 (the “Confidential Disclosure Agreement”). No investigation pursuant to this Section 6.5 or information provided, made available or delivered to any party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

Section 6.6            Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Company Material Contract, or Parent Material Contract, as applicable, (ii) obtain all necessary Actions or non-Actions, waivers, consents, approvals, Orders and authorizations from Governmental Entities, make all necessary registrations, declarations and filings and make all reasonable best efforts to obtain an approval or waiver from, or to avoid any Action by, any Governmental Entity, (iii) vigorously resist and contest any Action, including administrative or judicial Action, and seek to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Merger and the other transactions contemplated hereby, including, without limitation, by vigorously pursuing all avenues of administrative and judicial appeal and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and fully to carry out the purposes of this Agreement; provided, however, that neither the Company nor any of its Subsidiaries shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of Parent. Each of the parties hereto shall furnish to each other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing. Subject to applicable Law relating to the exchange of information, Parent and the Company shall each have the right to review in advance, and to the extent practicable each shall consult with the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Third Person and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of Parent and the Company shall act reasonably and as promptly as practicable. Subject to applicable Law and the instructions of any Governmental Entity, the Company and Parent, to the extent practicable under the circumstances, shall provide the other party and its counsel with the opportunity to participate in any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby.

(b)           Notwithstanding any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be required to (i) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of Parent or any of its Affiliates or, assuming the consummation of the Merger, the Surviving Corporation or any of its Affiliates, (ii) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities (including the shares of Company Common Stock) or (iii) enter into any agreement that in any way limits the ownership or operation of any business of Parent, the Company, the Surviving Corporation or any of their respective Affiliates.

Section 6.7            Takeover Laws. The Company and the Company Board shall (a) take no action to cause any Takeover Law to become applicable to this Agreement, the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Merger and the other transactions contemplated hereby.

Section 6.8            Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from (x) any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or (y) from any Person alleging that the consent of such Person is, or may be, required in connection with the transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby or (c) any change, condition or event between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the failure of the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.2(d), or Section 7.2(f) of this Agreement (in the case of the Company) or Section 7.3(a), Section 7.3(b), or Section 7.3(d) of this Agreement (in the case of Parent), to be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder. This Section 6.8 shall not constitute an obligation for purposes of Section 7.2(b) or Section 7.3(b).

Section 6.9            Indemnification, Exculpation and Insurance.

(a)           For six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s D&O Insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that in satisfying its obligation under this Section 6.9(a), neither Parent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300 % of Annual Premium Amount and if such premiums for such insurance would at any time exceed 300% of the Annual Premium Amount, then the Surviving Corporation shall cause to be maintained policies of insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Annual Premium Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid “tail” or “runoff” policies have been obtained by the Company prior to the Effective Time, which policies provide such Persons currently covered by such policies with coverage in the same amount, and subject to the same retention, terms, conditions and exclusions of the D&O Insurance in effect immediately before Closing, for an aggregate period of six years (6) with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the transactions contemplated by this Agreement; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Annual Premium Amount, if the premium for such six-year “tail” or “runoff” insurance would exceed 300% of the Annual Premium Amount, then the Surviving Corporation shall cause to be maintained a “tail” or “runoff” D&O Insurance that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at a premium equal to 300% of the Annual Premium Amount. If the Company shall elect to obtain such prepaid policies prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such policies in full force and effect for their full term, and continue to honor the obligations thereunder.

(b)           From and after the Effective Time, each of Parent and the Surviving Corporation fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date of this Agreement between the Company and each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each an “Indemnified Party”); and (y) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company Charter or Company Bylaws as in effect on the date hereof. Parent’s and the Surviving Corporation’s obligations shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If Parent or the Surviving Corporation fails to comply with its obligations in this Section 6.9(b) and an Indemnified Party commences a suit which results in a determination that Parent or the Surviving Corporation failed to comply with such obligation, Parent shall pay such Indemnified Party his or her costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest thereon at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

(c)           If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9(c).

(d)          The provisions of this Section 6.9(d) are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by Contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 6.9(d) shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties shall be third party beneficiaries of this Section 6.9(d)). Parent and the Surviving Corporation jointly and severally agree to pay or advance, upon written request of an Indemnified Party, all costs, fees and expenses, including attorneys’ fees, that may be incurred by the Indemnified Parties in enforcing their indemnity rights and other rights provided in this Section 6.9(d).

Section 6.10          Stock Exchange Listing.

(a)           Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing.

(b)           To the extent requested by Parent, Company shall cooperate with Parent and use its reasonable best efforts to enable the delisting by the Surviving Corporation of the shares of Company Common Stock from Nasdaq and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.

Section 6.11          Stockholder Litigation. Prior to the Effective Time:

(a)           The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement (“Company Transaction Litigation”) in accordance with the terms of a mutually agreed upon joint defense agreement. The Company shall not enter into any settlement agreement in respect of any Company Transaction Litigation hereby without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.11(a), “participate” means that Parent shall be kept apprised of proposed strategy and other significant decisions with respect to any Company Transaction Litigation (to the extent that attorney-client privilege is not undermined or otherwise affected) but shall not be afforded decision-making power or other authority except for the settlement consent set forth above; provided, however, that Company shall consider Parent’s views with respect to such strategy and decisions. Without otherwise limiting the rights of current or former directors and officers of the Company with regard to the right to counsel, following the Effective Time, current or former directors and officers of the Company with rights to indemnification as described in Section 6.8 shall be entitled to continue to retain Goodwin Procter LLP or such other counsel selected by such indemnified parties to defend any Company Transaction Litigation.

(b)          Parent shall consult with the Company and keep the Company reasonably apprised regarding the defense and settlement of any stockholder litigation against Parent and/or any of its officers or directors relating to the Merger or any of the other transactions contemplated by this Agreement (“Parent Transaction Litigation”).

Section 6.12          Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed. Notwithstanding the foregoing, the restrictions set forth in this Section 6.12 shall not apply to any release, announcement or statement made or proposed to be made in connection with and related to: (a) a Company Adverse Recommendation Change; (b) any disclosures made in compliance with Section 6.2; (c) a Parent Adverse Recommendation Change; or (d) any disclosures made in compliance with Section 6.3.

Section 6.13          Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of Company Common Stock (including derivative securities with respect to such Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to such Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.14          Employee Matters.

(a)           For a period of twelve (12) months following the Effective Time, but not beyond the date on which a Continuing Employee’s (as defined below) employment with the Surviving Corporation, Parent or any of their Subsidiaries terminates (the “Continuation Period”), Parent shall, or shall cause one of its Subsidiaries (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) to, provide to each individual employed by the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) (i) the base salary or hourly wages that are, in each case, no less favorable than those provided to the Continuing Employee immediately prior to the Effective Time, (ii) cash bonus opportunities and amounts that are, in each case, no less favorable in the aggregate to those provided to the Continuing Employee immediately prior to the Effective Time and (iii) all other employee benefits (excluding equity, equity-based and change in control benefits and defined benefit pension plan benefits) that are substantially comparable in the aggregate to the employee benefits (excluding equity, equity-based, and change in control benefits and defined benefit pension plan benefits) provided to (A) the Continuing Employee immediately prior to the Effective Time or (B) a similarly situated employee of Parent or one of its Subsidiaries, and the more favorable of the benefits under the foregoing (A) or (B) shall be provided. Nothing herein shall prevent Parent or any of its Subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its Subsidiaries) from terminating the employment of any Continuing Employee at any time and for any reason, including during the Continuation Period.

(b)           Notwithstanding anything to the contrary in this Agreement, and without limiting the generality of Section 6.14(a), Parent shall, or shall cause its Subsidiaries (including, after the Effective Time, the Surviving Corporation and its Subsidiaries) to, provide severance pay and benefits to each Continuing Employee that is terminated on or prior to the date that is eight months after the Closing Date that are no less than the severance pay and benefits set forth on Section 6.14(b) of the Company Disclosure Letter.

(c)           With respect to any Parent Plan that is maintained for the benefit of any Continuing Employee, Parent shall, or shall cause one of its Subsidiaries to, credit each Continuing Employee with all service with the Company and its Subsidiaries (and their respective predecessors) for all purposes, including without limitation, for purposes of eligibility and vesting but not for benefit accruals; provided, however, that such service shall not be credited to the extent that it would result in a duplication of benefits or to the extent that such service was not recognized by the Company or any of its Subsidiaries under a similar benefit for a similar purpose.

(d)           Without limiting the provisions of Section 6.14(a), Section 6.14(b), or Section 6.14(c), with respect to each Parent Plan that provides medical, dental, vision, prescription drug, life insurance or disability benefits to any Continuing Employee, Parent shall, or shall cause one of its Affiliates (including, after the Closing, the Company and its Subsidiaries) to, use its commercially reasonable efforts to (i) waive all pre-existing condition, actively at work, waiting period and similar requirements that apply to any Continuing Employee (and his or her eligible dependents) to the extent that such requirement was satisfied by, or did not apply to, such Continuing Employee under the corresponding Company Plan as of immediately prior to the Closing; and (ii) honor all expenses paid or incurred by the Continuing Employees and their eligible dependents under the corresponding Company Plan during the portion of the plan year in which such Continuing Employee or eligible dependent becomes eligible for coverage under such Parent Plan for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket expenses under such Parent Plan for the plan year in which such Continuing Employee commences participation in such Parent Plan.

(e)           If requested by Parent in a writing delivered to the Company following the date of this Agreement and not less than five (5) Business Days prior to the Closing Date, the Company shall take all action (including the adoption of resolutions and plan amendments and the delivery of required notices) necessary to terminate, effective no later than the day immediately prior to the Closing Date, any Company Plan that is intended to constitute a Tax-qualified defined contribution plan under Section 401(k) of the Code. The Company shall provide Parent with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of such plan or plans in advance for Parent’s reasonable review and comment, and provide Parent with the final documentation evidencing the termination.

(f)            No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with a list of all employees of the Company or any of its Subsidiaries who have experienced an employment loss, within the meaning of the WARN Act or any similar state or local Law within ninety (90) days of the Closing Date, along with each such employee’s job title, work location, date of hire, and date of termination (the “Terminated Employees”) . Prior to the Closing Date, the Company shall cooperate with Parent in complying with the provisions of the WARN Act or any similar state or local Law, including delivering any notices to Terminated Employees of the Company or any of its Subsidiaries pursuant to the WARN Act that Parent determines, in its sole discretion, should be provided. To the extent there is liability under the WARN Act or applicable state or local Law with respect to terminations of employment that occur prior to the Effective Time, and such liability results from actions taken by Parent or its Subsidiaries (including, for the avoidance of doubt, the Surviving Corporation) after the Effective Time, Parent will bear all liability for, and indemnify the Company for, liability with respect to terminations of employment that occurred prior to the Effective Time.

(g)           Notwithstanding any other provision of this Agreement, nothing contained in this Section 6.14 shall (i) be deemed to be the adoption of, or an amendment to, any employee benefit plan, as that term is defined in Section 3(3) of ERISA, Company Plan or Parent Plan (ii) limit the right of the Company, any of its Subsidiaries, Parent or any of their respective Affiliates, to amend, modify or terminate any employee benefit plan, program or arrangement (including any Company Plan and Parent Plan) or (iii) give any Continuing Employee (or dependent or beneficiary thereof) or any other Person who is not a party to this Agreement any right to enforce the provisions of this Section 6.14.

(h)           Notwithstanding anything to the contrary in Section 6.14(b), from and after the Closing Date, Parent shall cause the Surviving Corporation to honor, in accordance with its terms, each existing (as of the date hereof) employment, change in control, retention or severance agreement and certain other obligations, in each case as set forth in Section 6.14(h) of the Company Disclosure Letter.

(i)            Immediately after the Closing, Parent shall, or shall cause its applicable Subsidiary to, pay to each Continuing Employee an annual bonus in respect of 2020 in the individual amount determined by the Company and set forth in writing to Parent prior to the Closing, which aggregate amount shall not exceed the amount set forth on Section 6.14(i) of the Company Disclosure Letter. As of the Closing, Parent shall, or shall cause its applicable Subsidiary to, implement and maintain the merit increases in salary set forth in Section 6.1(a)(xvi) of the Company Disclosure Letter.

Section 6.15          Obligations of Parent and Merger Sub. Parent shall take all corporate action necessary as the sole stockholder of Merger Sub to enable Merger Sub to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth in this Agreement.

Section 6.16          Tax Treatment.

(a)           Each of Parent, the Company, and their respective Subsidiaries shall use reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. None of Parent, the Company or any of their respective Subsidiaries shall take any action, or allow any Affiliate to take any action, that could reasonably be expected to preclude the foregoing. None of Parent, the Company or any of their respective Subsidiaries shall take any action or position before a Governmental Entity or on any Tax Return that is inconsistent with the foregoing, unless (a) otherwise required by a final “determination” (within the meaning of Section 1313(a)(1) of the Code or any comparable provision of state or local Law), or (b) with the consent of the other parties.

(b)           Each of Parent and the Company shall use its commercially reasonable efforts and will cooperate in good faith with one another to obtain the opinions of counsel referred to in Section 6.4(b).

(c)            The Company shall provide Parent with a certificate in accordance with Treasury Regulations Section 1.1445-2(c)(3), dated as of no earlier than 30 days prior to the Closing Date.

Section 6.17          Equity Financing Cooperation

(a)           Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, provide customary cooperation and customary financial information, in each case that is reasonably requested by Parent in connection with any financing sought by Parent for the purpose of raising equity capital prior to the Effective Time (the “Financing”) (it being understood that the receipt of any such financing is not a condition to the Merger), including by (i) furnishing, or causing to be furnished, to Parent with such financial statements of the Company and its Subsidiaries or financial information (including forecasts of balance sheets, income statements and cash flow statements of the Company), (ii) using commercially reasonable efforts to cause the Company’s independent accountants, as requested by Parent, to consent to the use of their audit reports on the financial statements of the Company in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or Exchange Act in connection with the Financing and to provide any “comfort letters” (including drafts thereof which such accountants are prepared to issue at the time of pricing and at closing of any offering or placement of the Financing) necessary and reasonably requested by Parent in connection with any capital markets transaction comprising a part of the Financing and to participate in customary due diligence sessions and (iii) participating in meetings and due diligence sessions in connection with the Financing and providing relevant information and preparing materials in connection therewith; provided, however, that no such cooperation shall be required to the extent it would require the Company or the Company’s Subsidiaries to incur any out-of-pocket costs prior to the Effective Time for which it is not promptly reimbursed.

(b)          Notwithstanding anything to the contrary in this Section 6.17, (i) the Company shall not be required to disclose any information pursuant to this Section 6.17 to the extent that (A) in the reasonable good faith judgment of the Company, any Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information, (B) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or (C) disclosure of any such information or document would result in the loss of attorney-client privilege; provided, that with respect to clauses (A) through (C), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any third party necessary to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and Parent and (3) utilize the procedures of a joint defense agreement or implement such other techniques if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege.

(c)          Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all Damages suffered or incurred by any of them in connection with the Company’s obligations under this Section 6.17 (except to the extent that such Damages are determined by a final, non-appealable judicial order by a court of competent jurisdiction to have resulted from information provided to Parent in writing by the Company or its Subsidiaries, or the gross negligence, willful misconduct or bad faith by the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.17). Notwithstanding anything to contrary contained herein, in no event shall the Company’s breach of any obligations in this Section 6.17 be considered in determining the satisfaction of the conditions set forth in Section 7.2(b) or Section 7.2(d) or form the basis for any termination under Article VIII, unless (i) the Company shall not have attempted in good faith to comply with such obligation in this Section 6.17 and (ii) such breach is the primary cause of Parent being unable to obtain the proceeds of the Financing at or prior to the Effective Time.

Article VII
CONDITIONS PRECEDENT

Section 7.1           Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)          Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall each have been obtained.

(b)          No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other Order issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any such case, prohibits or makes illegal the consummation of the Merger.

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(c)          Nasdaq Listing. The shares of Parent Common Stock issuable to the stockholders of the Company and to holders of Assumed Company Options and Company RSUs as provided for in Article III shall have been approved for listing on the Nasdaq, subject to official notice of issuance.

(d)          Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened.

(e)          Company Loan Facilities. The conditions to the continuation of the Company Loan Facilities, other than the Closing, and including the consents set forth on Section 7.1(e) of the Company Disclosure Letter, shall have been satisfied or shall be satisfied contemporaneously with the Closing and the satisfaction of these conditions is not disputed by the lenders under the Company Loan Facilities.

Section 7.2           Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in Section 4.2(a) (other than de minimis inaccuracies) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties of the Company set forth in Section 4.1(a), Section 4.4, Section 4.5(a)(i) and Section 4.25 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) the remaining representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all knowledge, materiality and “Company Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a), Section 7.2(b), and Section 7.2(d).

(d)          Absence of Company Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

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Section 7.3           Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. (i) Each of the representations and warranties of Parent and Merger Sub set forth in Section 5.2(a) (other than de minimis inaccuracies) shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); (ii) each of the representations and warranties of Parent and Merger Sub set forth in Section 5.1(a), Section 5.4, Section 5.5(a)(i) and Section 5.23 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date); and (iii) each of the remaining representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct (as so qualified) and each of the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b)          Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)          Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 7.3(a), Section 7.3(b), and Section 7.3(d).

(d)          Absence of Parent Material Adverse Effect. Since the date of this Agreement there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 7.4           Frustration of Closing Conditions.

(a)          Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1(e) or Section 7.2 to be satisfied if such failure was proximately caused by any action or failure to act of Parent or Merger Sub that constitutes a breach of this Agreement by Parent or Merger Sub.

(b)          The Company may not rely on the failure of any condition set forth in Section 7.1(e) or Section 7.3 to be satisfied if such failure was proximately caused by any action or failure to act of the Company that constitutes a breach of this Agreement by the Company.

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Article VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1           Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company:

(i)            if the Merger shall not have been consummated on or before September 10, 2021 (the “Outside Date”), unless extended by mutual written agreement of the Parent and the Company; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the primary cause of, or the primary factor that resulted in, the failure of the Merger to be consummated by the Outside Date;

(ii)           if any court of competent jurisdiction or other Governmental Entity shall have issued an Order or taken any other Action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such Order or other Action shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the primary cause of, or the primary factor that resulted in, such Order or other Action;

(iii)          if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or, if the Company Stockholders Meeting has been postponed or adjourned, at the final adjournment or postponement thereof, at which a vote on the adoption of this Agreement was taken; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iii) if the failure to obtain such Company Stockholder Approval is proximately caused by any action or failure to act of the Company that constitutes a breach of this Agreement; or

(iv)          if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or, if the Parent Stockholders Meeting has been postponed or adjourned, at the final adjournment or postponement thereof, at which a vote on the adoption of this Agreement was taken; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b)(iv) if the failure to obtain such Parent Stockholder Approval is proximately caused by any action or failure to act of Parent that constitutes a breach of this Agreement.

(c)          by Parent:

(i)            if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (other than with respect to a breach of Section 6.2), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (A) would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 and (B) cannot be or, if curable, has not been cured by the earlier of (1) the Outside Date and (2) twenty (20) days after the giving of written notice to the Company of such breach or failure; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

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(ii)           prior to the receipt of the Company Stockholder Approval, if: (A) a Company Adverse Recommendation Change shall have occurred or (B) the Company shall have materially breached or failed to perform any of its obligations set forth in Section 6.2; or

(iii)          in order to effect a Parent Adverse Recommendation Change and substantially concurrently enter into a definitive agreement providing for a Parent Superior Proposal; provided, that (i) Parent has complied in all material respects with the terms of Section 6.3, (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, Parent pays to the Company the Parent Termination Fee and (iii) Parent substantially concurrently enters into such Alternative Acquisition Agreement.

(d)          by the Company:

(i)            if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, (other than with respect to a breach of Section 6.3), or if any representation or warranty of Parent or Merger Sub shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Effective Time (i) would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 and (ii) cannot be or, if curable, has not been cured by the earlier of (A) the Outside Date and (B) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii)           prior to receipt of the Parent Stockholder Approval, if: (A) a Parent Adverse Recommendation Change shall have occurred or (B) Parent shall have materially breached or failed to perform any of its obligations set forth in Section 6.3; or

(iii)          in order to effect a Company Adverse Recommendation Change and substantially concurrently enter into a definitive agreement providing for a Company Superior Proposal; provided, that (i) the Company has complied in all material respects with the terms of Section 6.2, (ii) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Termination Fee and (iii) the Company substantially concurrently enters into such Alternative Acquisition Agreement.

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other party which notification will specify with particularity the reason for such termination.

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Section 8.2           Effect of Termination. In the event of termination of this Agreement, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, provided, that:

(a)          the Confidential Disclosure Agreement (as amended hereby) and the provisions of this Section 8.2, Section 8.3 (Fees and Expenses), Section 9.2 (Notices), Section 9.5 (Entire Agreement), Section 9.6 (No Third Party Beneficiaries), Section 9.7 (Governing Law), Section 9.8 (Submission to Jurisdiction), Section 9.9 (Assignment; Successors), Section 9.10 (Specific Performance), Section 9.12 (Severability), Section 9.13 (Waiver of Jury Trial) and Section 9.16 (No Presumption Against Drafting Party) shall survive the termination hereof (together, the “Surviving Provisions”);

(b)          the Company may have liability as provided in Section 8.3; and

(c)          no such termination shall relieve any party from any liability or damages resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, in which case the non-breaching party shall be entitled to all rights and remedies available at Law or in equity.

Section 8.3           Fees and Expenses.

(a)          Except as otherwise provided in this Section 8.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that at the Effective Time, all reasonable, documented out-of-pocket fees and expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Subsidiaries) incurred by the Company and its Subsidiaries prior to the Effective Time in connection with the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, shall be payable by their successors, if applicable.

(b)          In the event that:

(i)            (A) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii), (B) prior to such termination, a Company Acquisition Proposal is publicly made and not withdrawn, and (C) within twelve (12) months after the date of such termination, (1) the Company enters into a written definitive agreement providing for the consummation of any Company Acquisition Proposal, or (2) any Company Acquisition Proposal is consummated, which, in each case, need not be the same Company Acquisition Proposal that was made, disclosed or communicated prior to termination hereof, then, in any such event, the Company shall pay to Parent, on the date that is the earlier to occur of (1) or (2), by wire transfer of immediately available funds, to an account designated in writing by Parent, a fee of $2,000,000 (the “Company Termination Fee”) (provided, that for purposes of this clause (C), each reference to fifteen percent (15%) in the definition of “Company Acquisition Proposal” shall be deemed to be a reference to fifty percent (50%));

(ii)           this Agreement is terminated by Parent pursuant to Section 8.1(c)(ii), the Company shall pay to Parent the Company Termination Fee, as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), by wire transfer of immediately available funds, to an account designated in writing by Parent; or

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(iii)          this Agreement is terminated by the Company pursuant to Section 8.1(d)(iii), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Company Termination Fee.

(c)          In the event that:

(i)            (A) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iv), (B) prior to such termination, a Parent Acquisition Proposal is publicly made and not withdrawn, and (C) within twelve (12) months after the date of such termination, (1) Parent enters into a written definitive agreement providing for the consummation of any Parent Acquisition Proposal, or (2) any Parent Acquisition Proposal is consummated, which, in each case, need not be the same Parent Acquisition Proposal that was made, disclosed or communicated prior to termination hereof, then, in any such event, Parent shall pay to Company, on the date that is the earlier to occur of (1) or (2), by wire transfer of immediately available funds, to an account designated in writing by the Company, a fee of $2,000,000 (the “Parent Termination Fee”, and together with the Company Termination Fee, the “Termination Fees”) (provided, that for purposes of this clause (C), each reference to fifteen percent (15%) in the definition of “Parent Acquisition Proposal” shall be deemed to be a reference to fifty percent (50%));

(ii)           this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii), then Parent shall pay to the Company the Parent Termination Fee, as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), by wire transfer of immediately available funds, to an account designated in writing by the Company; or

(iii)          this Agreement is terminated by Parent pursuant to Section 8.1(c)(iii), substantially concurrently with or prior to (and as a condition to) such termination, Parent shall pay to the Company the Parent Termination Fee.

It being understood that in no event shall the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion; provided, that the payment by the Company of the Company Termination Fee or Parent of the Parent Termination Fee shall not relieve the Company or Parent, respectively, from any liability or damage resulting from a Willful and Material Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement. If this Agreement is terminated by Company or Parent for any reason other than those mentioned in Section 8.3(b) or Section 8.3(c), no Termination Fee shall be payable by either party.

(d)          The parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if either the Company or Parent fails to timely pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, the other party commences a suit that results in a judgment against the first party for the amounts set forth in this Section 8.3, the first party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 8.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

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(e)          The parties agree that notwithstanding anything in this Agreement to the contrary (other than with respect to claims for, or arising out of or in connection with, a Willful and Material Breach hereof), (i) in the event that any Termination Fee is paid to a party in accordance with this Section 8.3, the payment of such Termination Fee shall be the sole and exclusive remedy of such party, its subsidiaries, shareholders, affiliates, officers, directors, employees and Representatives against the other party or any of its Representatives or affiliates for, and (ii) in no event will the party being paid any Termination Fee or any other such person seek to recover any other money damages or seek any other remedy based on a claim in Law or equity with respect to, in each case of clause (i) and (ii), (A) any loss suffered, directly or indirectly, as a result of the failure of the Merger to be consummated, (B) the termination of this Agreement, (C) any liabilities or obligations arising under this Agreement, or (D) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and (iii) upon payment of any Termination Fee in accordance with this Section 8.3, no party nor any Affiliates or Representatives of any party shall have any further liability or obligation to the other party relating to or arising out of this Agreement or the transactions related thereto; provided that (x) the Confidential Disclosure Agreement and the Surviving Provisions shall survive any termination of this Agreement in accordance with its terms and (y) payment of the Termination Fee shall not shall relieve either party from any liability or obligation under the Surviving Provisions.

Section 8.4           Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors at any time prior to the Effective Time, whether before or after Company Stockholder Approval or the Parent Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption; provided further, however, that after the Parent Stockholder Approval has been obtained, no amendment shall be made that pursuant to applicable Law requires further approval or adoption by the stockholders of Parent or Merger Sub without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment. Notwithstanding anything to the contrary contained herein, this Section 8.4, Section 9.6, Section 9.7 and Section 9.8 may not be modified or amended in a manner that is adverse in any material respect to a Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 8.5           Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

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Article IX
GENERAL PROVISIONS

Section 9.1           Non-survival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 9.2           Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail, upon written confirmation of receipt by e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)           if to Parent, Merger Sub or the Surviving Corporation, to:

Aytu Bioscience, Inc.
373 Inverness Parkway, Suite 206
Englewood, CO 80112
Attention:	Joshua Disbrow
E-mail:	Josh.Disbrow@aytubio.com

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
111 S. Main Street, Suite 2100
Salt Lake City, UT 84111
Attention:	Nolan S. Taylor
Troy M. Keller
Brooke S. Johnson
Email:	Taylor.Nolan@dorsey.com
Keller.Troy@dorsey.com
Johnson.Brooke@dorsey.com

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(ii)          if to the Company, to:

Neos Therapeutics, Inc.
2940 N. Highway 360
Grand Prairie, TX 75050
Attention:	John Limongelli
E-mail:	JLimongelli@neostx.com

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	Joseph C. Theis
James A. Matarese
Andrew H. Goodman
E-mail:	Jtheis@goodwinlaw.com
Jmatarese@goodwinlaw.com
Agoodman@goodwinlaw.com

Section 9.3           Certain Definitions. For purposes of this Agreement:

(a)          “Acceptable Confidentiality Agreement” means a confidentiality agreement that has been duly executed and delivered by the Company and each other party thereto and contains terms and conditions that (a) are no less favorable in any material respect to the Company than those terms and conditions set forth in the Confidentiality Agreement (except that such confidentiality agreement need not prohibit the making or amending of a confidential Company Acquisition Proposal) and (b) do not in any respect restrict the Company from complying with its obligations under this Agreement. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a potential Company Acquisition Proposal on terms that are not materially less restrictive than the Confidentiality Agreement with respect to the scope of coverage and restrictions on disclosure and use shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement.

(b)          “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(c)          “Assumed Company Option” means each outstanding option to purchase shares of Company Common Stock granted under the Company Equity Plans that has an exercise price per share equal to or less than $0.95.

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(d)          “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed.

(e)          “Company Adverse Recommendation Change” means the Company Board or a committee thereof (A) withdrawing (or modifying or materially qualifying in any manner adverse to Parent or Merger Sub) the recommendation or declaration of advisability by the Company Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby, (B) failing to include the Company Board Recommendation in the Joint Proxy Statement that is mailed to the Company’s stockholders, (C) recommending or otherwise declaring advisable the approval by the Company stockholders of any Company Acquisition Proposal, (D) within ten (10) Business Days of a tender or exchange offer for shares of Company Common Stock having been commenced that would have the effect of precluding the Merger, failing to publicly recommend against such tender or exchange offer, or (E) other than in the context of a tender or exchange offer for shares of Company Common Stock, failing to publicly reaffirm its recommendation of the Merger after the date any Company Acquisition Proposal or any material modification thereto (which request shall only be made once per Company Acquisition Proposal or material modification) is first publicly announced, within five (5) Business Days after a request to do so by Parent.

(f)          “Company Equity Plan” means each of the (i) Neos Therapeutics, Inc. 2009 Equity Plan, (ii) Neos Therapeutics, Inc. 2015 Stock Option and Incentive Plan and (iii) Neos Therapeutics, Inc. 2018 Inducement Plan.

(g)         “Company IP Agreement” means all assignments, licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company or any of its Subsidiaries is a party, beneficiary, or otherwise bound.

(h)         “Company Loan Agreement” means each of the Deerfield Company Loan Agreement and the Encina Loan Agreement.

(i)          “Company Loan Facilities” means, collectively, the Deerfield Loan Facility and the Encina Loan Facility.

(j)          “Company Option” means each outstanding option to purchase shares of Company Common Stock granted under the Company Equity Plans.

(k)         “Company Owned IP” means all Intellectual Property owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, the Company or any of its Subsidiaries in whole or in part.

(l)          “Company RSU” means each outstanding restricted stock unit to be settled in shares of Company Common Stock issued under the Company Equity Plans.

(m)        “Contract” means any bond, debenture, note, mortgage, indenture, guarantee, license, lease, purchase or sale order or other contract, commitment, agreement, instrument, obligation, arrangement, understanding, undertaking, Permit, concession or franchise, whether oral or written (including all amendments thereto).

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(n)         “control” (including the terms “controlled,” and “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

(o)         “Damages” means any liabilities, losses, damages, penalties, fines, costs or expenses (including reasonable attorney’s fees and expenses), but excluding any consequential (except to the extent reasonably foreseeable), exemplary or punitive damages.

(p)         “Debt Financing Sources” means, collectively, the lenders under the Deerfield Company Loan Agreement and the lenders under the Encina Loan Agreement, together with such lenders’ agents, parties to the Debt Facility Letters that have committed to provide or have otherwise entered into agreements in connection with, respectively, the Company Loan Facilities from and after the Closing Date in connection with the transactions contemplated by this Agreement, together with their former, current or future Affiliates and each of their former, current or future officers, directors, employees, equityholders, members, managers, general or limited partners, controlling parties, advisors, agents and Representatives of any of the foregoing and any successors and assigns of any of the foregoing. “Deerfield Financing Sources” refers to the Debt Financing Sources with respect to the Deerfield Loan Facility, and the “Encina Financing Sources” refers to the Debt Financing Sources with respect to the Encina Loan Facility.

(q)         “Debt Facility Letters” means, collectively, the Deerfield Debt Facility Letter and the Encina Debt Facility Letter.

(r)          “Deerfield Debt Facility Letter” means the letter agreement(s), dated as of the date hereof, among the Company, Parent Deerfield Private Design Fund III, L.P. and Deerfield Management Company, L.P., as amended, supplemented or replaced, pursuant to which the Deerfield Financing Sources have agreed to provide or cause to be provided from and after the Closing Date, on the terms and conditions set forth therein, the Deerfield Loan Facility.

(s)         “Deerfield Loan Facility” means the loan facility on the terms and conditions of the Deerfield Company Loan Agreement.

(t)          “Encina Debt Facility Letter” means the letter agreement(s), dated as of the date hereof, among the Company, Parent, Encina Business Credit LLC, and Encina Business Credit SPV, LLC, as amended, supplemented or replaced, pursuant to which the Encina Financing Sources have agreed to provide or cause to be provided from and after the Closing Date, on the terms and conditions set forth therein, the Encina Loan Facility.

(u)         “Encina Loan Agreement” means the Loan and Security Agreement dated as of October 2, 2019, by and among (a) the Company, Neos Therapeutics Brands, LLC, a Delaware limited liability company, Neos Therapeutics, LP, a Texas limited partnership as borrowers, (b) Neos Therapeutics Commercial, LLC, a Delaware limited liability company, and PharmaFab Texas, LLC, a Texas limited liability company, as loan party obligors, (c) the lenders party thereto from time to time, and (d) Encina Business Credit, LLC, as agent for the lenders, and the loan facility provided under the Encina Loan Agreement is referred to as the “Encina Loan Facility”.

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(v)         “Indebtedness” means, with respect to any Person, (i) all obligations of such Person for borrowed money, or with respect to unearned advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, other than operating lease obligations or purchase money financing, (iv) all obligations of such Person under installment sale Contracts, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person, and (vi) all obligations or undertakings of such Person to maintain or cause to be maintained the financial position of others or to purchase the obligations of others. For the avoidance of doubt, “Indebtedness” shall not include (a) trade payables, (b) any operating lease obligations (other than capitalized leases or finance leases), or (c) Indebtedness due to or from the Company or any Subsidiary of the Company to the Company or any other Subsidiary.

(w)        “Innovus CVRs” means the contingent value rights held by stockholders of Innovus Pharmaceuticals, Inc. pursuant to that certain Contingent Value Rights Agreement by and among Parent, Vivian Liu as representative of CVR holders and Direct Transfer LLC as rights agent, dated as of February 14, 2020.

(x)         “Intellectual Property” means all intellectual property rights of any kind or nature in any jurisdiction throughout the world, including all of the following to the extent protected by applicable law: (i) trademarks or service marks (whether registered or unregistered), trade names, domain names, social media user names, social media addresses, logos, slogans, and trade dress, including applications to register any of the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions (“Patents”), and all applications for any of the foregoing, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof; (iii) copyrights (registered and unregistered) and applications for registration; (iv) trade secrets and customer lists, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, and other confidential information (“Trade Secrets”); and (v) any other proprietary or intellectual property rights of any kind or nature.

(y)         “knowledge” of any party means (i) with respect to the Company or any of its Subsidiaries, the actual knowledge of each of the individuals listed in Section 9.3(y) of the Company Disclosure Letter; and (ii) with respect to Parent or any of its Subsidiaries, the actual knowledge of each of the individuals listed in Section 9.3(y) of the Parent Disclosure Letter; in each case of (i) and (ii), after reasonable inquiry.

(z)          “Non-Assumed Company Option” means each outstanding option to purchase shares of Company Common Stock granted under the Company Equity Plans that has an exercise price per share greater than $0.95.

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(aa)        “Order” means any judgment, ruling, order, writ, injunction, award or decree of any Governmental Entity or arbitrator.

(bb)       “Parent Adverse Recommendation Change” means the Parent Board or a committee thereof (A) withdrawing (or modifying or materially qualifying in any manner adverse to the Company) the approval by the Parent Board or any such committee of this Agreement, the Merger or any of the other transactions contemplated hereby or the recommendation of the Parent Stock Issuance, (B) within ten (10) Business Days of a tender or exchange offer for shares of Parent Common Stock having been commenced that would have the effect of precluding the Merger, failing to publicly recommend against such tender or exchange offer, (C) failing to include in the Joint Proxy Statement that is mailed to Parent’s stockholders the recommendation of the Parent Stock Issuance, (D) recommending or otherwise declaring advisable the approval by the Parent stockholders of, any Parent Acquisition Proposal, (E) other than in the context of a tender or exchange offer for shares of Parent Common Stock, failing to publicly reaffirm its approval of the Merger or its recommendation of the Parent Stock Issuance after the date any Parent Acquisition Proposal or any material modification thereto (which request shall only be made once per Parent Acquisition Proposal or material modification) is first publicly announced, within five (5) Business Days after a request to do so by the Company.

(cc)        “Parent Equity Plan” means the Aytu BioScience, Inc. 2015 Stock Option and Incentive Plan, as amended.

(dd)       “Parent Owned IP” means all Intellectual Property owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, Parent or any of its Subsidiaries in whole or in part.

(ee)        “Parent Product” means Karbinal ER, Natesto, Poly-Vi-Flor, Tri-Vi-Flor, Tuzistra XR, and Zolpimist.

(ff)         “Parent Registered IP” means all (i) Patents and Patent applications, (ii) trademark registrations and applications, (iii) copyright registrations and applications and (iv) domain names, in each case owned or purported to be owned by, or exclusively licensed or purported to be exclusively licensed to, Parent or any of its Subsidiaries in whole or in part.

(gg)       “Permitted Liens” means as to any Person: (i) statutory Liens for current Taxes and assessments not yet past due or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s and carriers’ and similar statutory Liens arising in the ordinary course of business of such Person consistent with past practice, (iii) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property, (iv) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially detract from the value of or materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (v) any right of way or easement related to public roads and highways, which do not materially detract from the value of or materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (vi) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation; (vii) statutory and contractual Liens to secure obligations to landlords under real property leases; (viii) unrecorded easements, restrictions and similar agreements that do not materially detract from the value of or materially impair the occupancy or use of the affected real property for the purposes for which it is currently used in connection with such Person’s businesses and (ix) Liens securing the Company’s and its Subsidiaries’ obligations under the Company Loan Agreements.

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(hh)       “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

(ii)         “Representative” of a Person means, any director, officer, employee, financial advisor, attorney, accountant or other advisor, agent or other representative of that Person and, with respect to Parent, financing sources.

(jj)         “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than fifty percent (50%) of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

(kk)       “Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Entity or any other Person with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.

(ll)         “Taxes” means (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise, profits, gains, registration, license, wages, lease, service, service use, employee and other withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated and other taxes, fees, assessments, charges or levies of any kind whatsoever in the nature of a tax (whether imposed directly or through withholding and including taxes of any Third Person in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.

(mm)     “Third Person” means any Person (or “group” as defined pursuant to under Section 13(d) of the Exchange Act) other than the parties hereto and their respective Affiliates and Representatives acting on such party’s behalf or, directly or indirectly, at such party’s direction.

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(nn)         “Willful and Material Breach” means a deliberate act or failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, with the actual knowledge that the taking of such action or failure to take such action would constitute or cause a material breach of this Agreement.

Section 9.4            Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. The parties hereto agree and acknowledge that for a document to be “made available” to a party hereunder with respect to the representations and warranties in Article IV and Article V means (i) with respect to the Company, that the Company or its Representatives have posted such information or documentation to the virtual data room hosted by Firmex, Inc. and maintained by the Company and (ii) with respect to Parent, Parent or its Representatives have posted such information or documentation to the virtual data room hosted on EthosData, in each case by 11:59 p.m., Eastern Time, on December 9, 2020.

Section 9.5            Entire Agreement. This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidential Disclosure Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. In the event of any inconsistency between the statements in the body of this Agreement, the Confidential Disclosure Agreement, the Parent Disclosure Letter, and the Company Disclosure Letter (other than an exception expressly set forth as such in the Company Disclosure Letter or Parent Disclosure Letter), the statements in the body of this Agreement will control.

Section 9.6            No Third Party Beneficiaries.

(a)           Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except (i) as provided in Section 6.9 and (ii) the rights of the Debt Financing Sources set forth in Section 8.4, this Section 9.6, Section 9.7 and Section 9.8 (with respect to which each Debt Financing Source shall be a third-party beneficiary).

(b)           The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.7            Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware. Notwithstanding the foregoing, the parties agree that the Debt Facility Letters and the performance thereof by the Debt Financing Sources, and all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement or the Debt Facility Letters, or the transactions contemplated hereby or thereby, or the performance thereof, shall be governed by and construed in accordance with the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except as expressly set forth in the Debt Facility Letters.

Section 9.8            Submission to Jurisdiction. Each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, no party hereto, nor any of its Affiliates, will bring any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Facility Letters or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the United States District Court for the Southern District of New York.

Section 9.9            Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

Section 9.10          Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to any termination of this Agreement pursuant to Section 8.1, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at Law or in equity. Each of the parties hereby further waives (a) any defense in any Action for specific performance that a remedy at Law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 9.11          Currency. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 9.12          Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

Section 9.13          Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY LITIGATION, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION AGAINST ANY DEBT FINANCING SOURCES ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER, THE TRANSACTIONS CONTEMPLATED HEREBY, THE DEBT FACILITY LETTERS OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY).

Section 9.14          Counterparts

. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 9.15          Facsimile or .pdf Signature

. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

Section 9.16          No Presumption Against Drafting Party

. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

AYTU BIOSCIENCE, INC.

By:	/s/ Josh Disbrow
Name: Josh Disbrow
Title: Chief Executive Officer

NEUTRON ACQUISITION SUB, INC.

By:	/s/ Josh Disbrow
Name: Josh Disbrow
Title: Chief Executive Officer

NEOS THERAPEUTICS, INC.

By:	/s/ Gerald McLaughlin
Name: Gerald McLaughlin
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A-1

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT

EXHIBIT A-2

FORM OF COMPANY STOCKHOLDER VOTING AGREEMENT

EXHIBIT B

COMPANY DESIGNEES

Provided Separately

EXHIBIT C-1

DEBT FACILITY LETTER

EXHIBIT C-2

DEBT FACILITY LETTER

Exhibit 10.1

VOTING AND Support AGREEMENT

for parent Securityholders

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of December [●], 2020, by and among Neos Therapeutics, Inc., a Delaware corporation (the “Company”), and the stockholders of Aytu Bioscience Inc., a Delaware corporation (“Parent”) listed on Schedule A hereto ( “Securityholder”). Capitalized terms used but not defined herein are used as they are defined in the Merger Agreement (as defined below).

RECITALS:

A.            Securityholder owns beneficially and of record the shares of capital stock of Parent as set forth opposite Securityholder’s name on Schedule A hereto (such shares of capital stock, together with any other shares of capital stock of the Company or Parent acquired by Securityholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Securities”).

B.            Upon the satisfaction or waiver of the terms and conditions of the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Merger Agreement”), Merger Sub will be merged with and into the Company, with the Company to be the surviving corporation of such merger (the “Merger”).

C.            In order to induce the Company to enter into the Merger Agreement and in consideration of the execution thereof by the Company and to enhance the likelihood that the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) will be consummated, Securityholder, solely in Securityholder’s capacity as holder of the Subject Securities, has entered into this Agreement and agrees to be bound hereby.

NOW THEREFORE, in consideration of the promises and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.            No Transfer of Subject Securities. During the term of this Agreement, Securityholder shall not cause or permit any Transfer (as defined below) of any of the Subject Securities or enter into any agreement, option or arrangement with respect to a Transfer of any of the Subject Securities. Following the date hereof and except as required by this Agreement, Securityholder shall not deposit (or permit the deposit of) any Subject Securities in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Subject Securities or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Securities. For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Securities if such Person directly or indirectly: (a) sells, pledges, encumbers, grants an option with respect to, transfers, assigns, or otherwise disposes of any Subject Securities, or any interest in such Subject Securities; or (b) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Securities or any interest therein. Notwithstanding the foregoing, Securityholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to Securityholder’s Parent Options which expire on or prior to the termination of this Agreement, transfers, sale, or other disposition of Subject Securities to Parent as payment for the (i) exercise price of Securityholder’s Parent Options and (ii) taxes applicable to the exercise of Securityholder’s Parent Options, (3) with respect to Securityholder’s Parent RSUs, (i) transfers for the net settlement of Securityholder’s Parent RSUs settled in Subject Securities (to pay any tax withholding obligations) or (ii) transfers for receipt upon settlement of such Securityholder’s Parent RSUs, and the sale of a sufficient number of such Subject Securities acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by Securityholder as a result of such settlement, (4) if Securityholder is a partnership or limited liability company, a transfer to one or more partners or members of Securityholder or to an Affiliated corporation, trust or other entity under common control with Securityholder, or if Securityholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (5) transfers to another holder of the capital stock of Parent that has signed a voting agreement in substantially the form hereof or (6) pursuant to a Rule 10b5-1 trading plan in effect as of the date hereof. If any voluntary or involuntary transfer of any Subject Securities covered hereby shall occur (including a transfer or disposition permitted by Section 1(1) through Section 1(6), sale by a Securityholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Securityholder and has not executed a counterpart hereof or joinder hereto.

2.            Agreement to Vote Shares. At any meeting of stockholders of Parent or at any adjournment thereof, in any action by written consent or in any other circumstances upon which Securityholder’s vote, consent or other approval is sought, Securityholder shall vote (or cause to be voted), as applicable, all of the Subject Securities that are then entitled to be voted: (i) in favor of: (1) the Parent Stock Issuance, and (2) any proposal to adjourn or postpone such meeting of stockholders of Parent to a later date if there are not sufficient votes to approve the Parent Stock Issuance; and (ii) against (1) any Parent Acquisition Proposal, or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of Parent under the Merger Agreement or of Securityholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transactions or the fulfillment of Parent or Merger Sub’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of Parent (including any amendments to the Parent Charter or Parent Bylaws).

Securityholder agrees that the Subject Securities that are entitled to be voted shall be voted (or caused to be voted) as set forth in the preceding sentence whether or not such Securityholder’s vote, consent or other approval is sought on only one or on any combination of the matters set forth in this Section 2 and at any time or at multiple times during the term of this Agreement.

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3.            Opportunity to Review. Securityholder acknowledges receipt of the Merger Agreement and represents that he, she, or it has had (i) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Merger Agreement and this Agreement, and (ii) the opportunity to review and discuss the Merger Agreement, the Transactions and this Agreement with his, her or its own advisors and legal counsel.

4.            Confidentiality and Public Disclosure. From the date of this Agreement until the Closing, none of the Securityholder or the Company shall make any public announcements regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (i) that the Company and Parent agree upon, (ii) that either the Company or Parent deems necessary or appropriate under applicable Laws or (iii) required by obligations pursuant to any listing agreement with any national securities exchange or stock market.

5.            Representations and Warranties of Securityholder. Securityholder hereby represents and warrants as follows:

(a)           Securityholder (i) is the record and beneficial owner of the Subject Securities, free and clear of any liens, adverse claims, charges or other encumbrances of any nature whatsoever (other than pursuant to (x) restrictions on transfer under applicable securities laws, or (y) this Agreement), and (ii) does not beneficially own any securities of Parent (including options, warrants or convertible securities) other than the Subject Securities.

(b)           Except with respect to obligations under Parent’s Bylaws, as applicable, Securityholder has the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Securities, and none of the Subject Securities are subject to any voting trust or other agreement, arrangement or restriction with respect to the Transfer or the voting of the Subject Securities (other than restrictions on transfer under applicable securities laws), except as set forth in this Agreement.

(c)           Securityholder (i) if not a natural person, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (ii) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with the terms hereof. The execution and delivery by Securityholder of this Agreement, the consummation by Securityholder of the transactions contemplated hereby and the compliance by Securityholder with the provisions hereof have been duly authorized by all necessary corporate, company, partnership or other action on the part of Securityholder, and no other corporate, company, partnership or other proceedings on the part of Securityholder are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d)           This Agreement has been duly executed and delivered by Securityholder, constitutes a valid and binding obligation of Securityholder and, assuming due authorization, execution and delivery by the other parties thereto, is enforceable against Securityholder in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.

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6.            No Conflict. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in (i) any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of the organizational documents of Securityholder, if applicable, (ii) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any (A) statute, Law, ordinance, rule or regulation or (B) judgment, order or decree, in each case, applicable to Securityholder or its properties or assets, or (iii) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any material contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Securityholder is a party or by which Securityholder or Securityholder’s assets are bound.

7.            Termination. This Agreement shall terminate automatically upon the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Article VIII thereof, (c) as to Securityholder, such date and time as (i) any amendment or change to the Merger Agreement is effected without the Stockholder’s prior written consent that increases the amount, or changes the form, of consideration payable under the Merger Agreement or (ii) any amendment or change to the Merger Agreement is effected without Securityholder’s prior written consent that otherwise materially and adversely affects Securityholder and (d) as to Securityholder, the written agreement of the Company and Securityholder. In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that no such termination of this Agreement shall relieve any party hereto from any liability for any Willful and Material Breach of any provision of this Agreement prior to such termination.

8.            No Solicitation. Subject to Section 9, Securityholder shall not, and shall cause its Subsidiaries not to, and shall use it reasonable best efforts to cause its Affiliates and Representatives not to: (a) directly or indirectly solicit, seek, initiate, knowingly encourage, or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or could reasonably be expected to lead to, any Parent Acquisition Proposal; (b) directly or indirectly engage in, continue, or otherwise participate in any discussions or negotiations regarding, or furnish or afford access to any other Person any information in connection with or for the purpose of encouraging or facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, any Parent Acquisition Proposal; (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to a Parent Acquisition Proposal; (d) solicit proxies with respect to a Parent Acquisition Proposal (other than the Transactions and the Merger Agreement) or otherwise encourage or assist any Person in taking or planning any action that could reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Transactions in accordance with the terms of the Merger Agreement; or (e) initiate a stockholders’ vote or action by written consent of Parent’s stockholders with respect to a Parent Acquisition Proposal. Notwithstanding the foregoing, Securityholder may (and may permit its Affiliates and its and its Affiliates’ Representatives to) participate in discussions and negotiations with any Person making a Parent Acquisition Proposal (or its Representatives) with respect to such Parent Acquisition Proposal if: (i) Parent is engaging in discussions or negotiations with such Person in accordance with Section 6.3 of the Merger Agreement; and (ii) Securityholder’s negotiations and discussions are in conjunction with and ancillary to the Parent’s discussions and negotiations.

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9.            No Agreement as Director or Officer. Securityholder makes no agreement or understanding in this Agreement in Securityholder’s capacity as a director or officer of or Parent or any of their respective subsidiaries (if Securityholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Securityholder in Securityholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict Securityholder from exercising Securityholder’s fiduciary duties as an officer or director to Parent or their respective stockholders.

10.          Successors, Assigns and Transferees Bound. Without limiting Section 1 hereof in any way, each Securityholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Securities from the date hereof through the termination of this Agreement and shall, to the extent permitted by applicable Laws, be binding upon any Person to which legal or beneficial ownership of the Subject Securities shall pass, whether by operation of law or otherwise, including Securityholder’s heirs, guardians, administrators or successors, and Securityholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

11.          Remedies. Securityholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause the Company irreparable harm. Accordingly, Securityholder agrees that in the event of any breach or threatened breach of this Agreement the Company, in addition to any other remedies at law or in equity each may have, shall be entitled to seek immediate equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

12.          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on delivery by United States Postal Service, or if sent by e-mail or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective parties as follows: if to the Company, in accordance with Section 9.2 of the Merger Agreement and if to Securityholder, to the address set forth on Schedule A hereto.

13.          Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

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14.          Entire Agreement/Amendment. This Agreement (including the provisions of the Merger Agreement referenced herein) represent the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed and delivered by the parties hereto.

15.          Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. Each party agrees that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or any federal court of competent jurisdiction in the State of Delaware. Each of the parties consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 13 of this Agreement is reasonably calculated to give actual notice. Each party waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in such courts, any claim that such party is not subject personally to the jurisdiction of such courts, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

16.          No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Parent Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

17.          Counterparts. This Agreement may be executed by delivery of electronic signatures and in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

[SIGNATURE PAGES FOLLOW]

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In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

SECURITYHOLDER

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

NEOS THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

SCHEDULE A

Name and Address of Securityholder	Number and Class of Subject Securities

Exhibit 10.2

VOTING AND Support AGREEMENT

for company securityholders

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of December [●], 2020, by and among Aytu Bioscience Inc., a Delaware corporation (“Parent”), Neutron Acquisition Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”) and the stockholders of Neos Therapeutics, Inc., a Delaware corporation (the “Company”) listed on Schedule A hereto ( “Securityholder”). Capitalized terms used but not defined herein are used as they are defined in the Merger Agreement (as defined below).

RECITALS:

A.          Securityholder owns beneficially and of record the shares of capital stock of the Company as set forth opposite Securityholder’s name on Schedule A hereto (such shares of capital stock, together with any other shares of capital stock of the Company or Parent acquired by Securityholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the “Subject Securities”).

B.           Upon the satisfaction or waiver of the terms and conditions of the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company, dated as of the date hereof (as amended, restated or supplemented from time to time, the “Merger Agreement”), Merger Sub will be merged with and into the Company, with the Company to be the surviving corporation of such merger (the “Merger”).

C.           In order to induce Parent and Merger Sub to enter into the Merger Agreement and in consideration of the execution thereof by Parent and Merger Sub and to enhance the likelihood that the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) will be consummated, Securityholder, solely in Securityholder’s capacity as holder of the Subject Securities, has entered into this Agreement and agrees to be bound hereby.

NOW THEREFORE, in consideration of the promises and the covenants and agreements set forth below, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1.            No Transfer of Subject Securities. During the term of this Agreement, Securityholder shall not cause or permit any Transfer (as defined below) of any of the Subject Securities or enter into any agreement, option or arrangement with respect to a Transfer of any of the Subject Securities. Following the date hereof and except as required by this Agreement, Securityholder shall not deposit (or permit the deposit of) any Subject Securities in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to any of the Subject Securities or in any way grant any other Person any right whatsoever with respect to the voting or disposition of the Subject Securities. For purposes hereof, a Person shall be deemed to have effected a “Transfer” of Subject Securities if such Person directly or indirectly: (a) sells, pledges, encumbers, grants an option with respect to, transfers, assigns, or otherwise disposes of any Subject Securities, or any interest in such Subject Securities; or (b) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such Subject Securities or any interest therein. Notwithstanding the foregoing, Securityholder may make (1) transfers by will or by operation of Law or other transfers for estate-planning purposes, in which case this Agreement shall bind the transferee, (2) with respect to Securityholder’s Company Options which expire on or prior to the termination of this Agreement, transfers, sale, or other disposition of Subject Securities to the Company as payment for the (i) exercise price of Securityholder’s Company Options and (ii) taxes applicable to the exercise of Securityholder’s Company Options, (3) with respect to Securityholder’s Company RSUs, (i) transfers for the net settlement of Securityholder’s Company RSUs settled in Subject Securities (to pay any tax withholding obligations) or (ii) transfers for receipt upon settlement of such Securityholder’s Company RSUs, and the sale of a sufficient number of such Subject Securities acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by Securityholder as a result of such settlement, (4) if Securityholder is a partnership or limited liability company, a transfer to one or more partners or members of Securityholder or to an Affiliated corporation, trust or other entity under common control with Securityholder, or if Securityholder is a trust, a transfer to a beneficiary, provided that in each such case the applicable transferee has signed a voting agreement in substantially the form hereof, (5) transfers to another holder of the capital stock of the Company that has signed a voting agreement in substantially the form hereof or (6) pursuant to a Rule 10b5-1 trading plan in effect as of the date hereof. If any voluntary or involuntary transfer of any Subject Securities covered hereby shall occur (including a transfer or disposition permitted by Section 1(1) through Section 1(6), sale by a Securityholder’s trustee in bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Securities subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect, notwithstanding that such transferee is not a Securityholder and has not executed a counterpart hereof or joinder hereto.

2.            Agreement to Vote Shares. At any meeting of stockholders of the Company at any adjournment thereof, in any action by written consent or in any other circumstances upon which Securityholder’s vote, consent or other approval is sought, Securityholder shall vote (or cause to be voted), as applicable, all of the Subject Securities that are then entitled to be voted: (i) in favor of: (1) the Merger Agreement and the Transactions, and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger Agreement and the Transactions; and (ii) against (1) any Company Acquisition Proposal, or any of the transactions contemplated thereby, (2) any action, proposal, transaction, or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty, or any other obligation or agreement of the Company under the Merger Agreement or of Securityholder under this Agreement, and (3) any action, proposal, transaction, or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the timely consummation of the Transactions or the fulfillment of the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company Charter or Company Bylaws).

Securityholder agrees that the Subject Securities that are entitled to be voted shall be voted (or caused to be voted) as set forth in the preceding sentence whether or not such Securityholder’s vote, consent or other approval is sought on only one or on any combination of the matters set forth in this Section 2 and at any time or at multiple times during the term of this Agreement.

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3.            Opportunity to Review. Securityholder acknowledges receipt of the Merger Agreement and represents that he, she, or it has had (i) the opportunity to review, and has read, reviewed and understands, the terms and conditions of the Merger Agreement and this Agreement, and (ii) the opportunity to review and discuss the Merger Agreement, the Transactions and this Agreement with his, her or its own advisors and legal counsel.

4.            Confidentiality and Public Disclosure. From the date of this Agreement until the Closing, none of the Securityholder, Parent or Merger Sub shall make any public announcements regarding this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to prohibit such public announcement (i) that the Company and Parent agree upon, (ii) that either the Company or Parent deems necessary or appropriate under applicable Laws or (iii) required by obligations pursuant to any listing agreement with any national securities exchange or stock market.

5.            Representations and Warranties of Securityholder. Securityholder hereby represents and warrants as follows:

(a)          Securityholder (i) is the record and beneficial owner of the Subject Securities, free and clear of any liens, adverse claims, charges or other encumbrances of any nature whatsoever (other than pursuant to (x) restrictions on transfer under applicable securities laws, or (y) this Agreement), and (ii) does not beneficially own any securities of the Company (including options, warrants or convertible securities) other than the Subject Securities.

(b)          Except with respect to obligations under the Company’s Bylaws, as applicable, Securityholder has the sole right to Transfer, to vote (or cause to vote) and to direct (or cause to direct) the voting of the Subject Securities, and none of the Subject Securities are subject to any voting trust or other agreement, arrangement or restriction with respect to the Transfer or the voting of the Subject Securities (other than restrictions on transfer under applicable securities laws), except as set forth in this Agreement.

(c)          Securityholder (i) if not a natural person, is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and (ii) has the requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with the terms hereof. The execution and delivery by Securityholder of this Agreement, the consummation by Securityholder of the transactions contemplated hereby and the compliance by Securityholder with the provisions hereof have been duly authorized by all necessary corporate, company, partnership or other action on the part of Securityholder, and no other corporate, company, partnership or other proceedings on the part of Securityholder are necessary to authorize this Agreement, to consummate the transactions contemplated hereby or to comply with the provisions hereof.

(d)          This Agreement has been duly executed and delivered by Securityholder, constitutes a valid and binding obligation of Securityholder and, assuming due authorization, execution and delivery by the other parties thereto, is enforceable against Securityholder in accordance with its terms, except as such enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws affecting or relating to creditors’ rights generally, and (ii) the availability of injunctive relief and other equitable remedies.

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6.            No Conflict. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with the provisions hereof do not and will not conflict with, or result in (i) any violation or breach of, or default (with or without notice or lapse of time, or both) under, any provision of the organizational documents of Securityholder, if applicable, (ii) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any (A) statute, Law, ordinance, rule or regulation or (B) judgment, order or decree, in each case, applicable to Securityholder or its properties or assets, or (iii) any material violation or breach of, or default (with or without notice or lapse of time, or both) under any material contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Securityholder is a party or by which Securityholder or Securityholder’s assets are bound.

7.            Termination. This Agreement shall terminate automatically upon the earliest of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated in accordance with Article VIII thereof, (c) as to Securityholder, such date and time as (i) any amendment or change to the Merger Agreement is effected without the Stockholder’s prior written consent that decreases the amount, or changes the form, of consideration payable under the Merger Agreement to Securityholder, or (ii) any amendment or change to the Merger Agreement is effected without Securityholder’s prior written consent that otherwise materially and adversely affects Securityholder and (d) as to Securityholder, the written agreement of Parent and Securityholder. In the event of the termination of this Agreement, this Agreement shall forthwith become null and void, there shall be no liability on the part of any of the parties, and all rights and obligations of each party hereto shall cease; provided, however, that no such termination of this Agreement shall relieve any party hereto from any liability for any Willful and Material Breach of any provision of this Agreement prior to such termination.

8.            No Solicitation. Subject to Section 9, Securityholder shall not, and shall cause its Subsidiaries not to, and shall use it reasonable best efforts to cause its Affiliates and Representatives not to: (a) directly or indirectly solicit, seek, initiate, knowingly encourage, or knowingly facilitate any inquiries regarding, or the making of, any submission or announcement of a proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Acquisition Proposal; (b) directly or indirectly engage in, continue, or otherwise participate in any discussions or negotiations regarding, or furnish or afford access to any other Person any information in connection with or for the purpose of encouraging or facilitating, any proposal or offer that constitutes, or could reasonably be expected to lead to, any Company Acquisition Proposal; (c) enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, or similar arrangement with respect to a Company Acquisition Proposal; (d) solicit proxies with respect to a Company Acquisition Proposal (other than the Transactions and the Merger Agreement) or otherwise encourage or assist any Person in taking or planning any action that could reasonably be expected to compete with, restrain, or otherwise serve to interfere with or inhibit the timely consummation of the Transactions in accordance with the terms of the Merger Agreement; or (e) initiate a stockholders’ vote or action by written consent of the Company’s stockholders with respect to a Company Acquisition Proposal. Notwithstanding the foregoing, Securityholder may (and may permit its Affiliates and its and its Affiliates’ Representatives to) participate in discussions and negotiations with any Person making a Company Acquisition Proposal (or its Representatives) with respect to such Company Acquisition Proposal if: (i) the Company is engaging in discussions or negotiations with such Person in accordance with Section 6.2 of the Merger Agreement; and (ii) Securityholder’s negotiations and discussions are in conjunction with and ancillary to the Company’s discussions and negotiations.

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9.            No Agreement as Director or Officer. Securityholder makes no agreement or understanding in this Agreement in Securityholder’s capacity as a director or officer of the Company or any of their respective subsidiaries (if Securityholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Securityholder in Securityholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement; or (b) will be construed to prohibit, limit, or restrict Securityholder from exercising Securityholder’s fiduciary duties as an officer or director to the Company or their respective stockholders.

10.          Successors, Assigns and Transferees Bound. Without limiting Section 1 hereof in any way, each Securityholder agrees that this Agreement and the obligations hereunder shall attach to the Subject Securities from the date hereof through the termination of this Agreement and shall, to the extent permitted by applicable Laws, be binding upon any Person to which legal or beneficial ownership of the Subject Securities shall pass, whether by operation of law or otherwise, including Securityholder’s heirs, guardians, administrators or successors, and Securityholder further agrees to take all reasonable actions necessary to effectuate the foregoing.

11.          Remedies. Securityholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it, and that any such breach would cause Parent irreparable harm. Accordingly, Securityholder agrees that in the event of any breach or threatened breach of this Agreement, Parent, in addition to any other remedies at law or in equity each may have, shall be entitled to seek immediate equitable relief, including injunctive relief and specific performance, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction.

12.          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on delivery by United States Postal Service, or if sent by e-mail or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective parties as follows: if to Parent or Merger Sub, in accordance with Section 9.2 of the Merger Agreement and if to Securityholder, to the address set forth on Schedule A hereto.

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13.          Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

14.          Entire Agreement/Amendment. This Agreement (including the provisions of the Merger Agreement referenced herein) represent the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed and delivered by the parties hereto.

15.          Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules. Each party agrees that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the Court of Chancery of the State of Delaware or any federal court of competent jurisdiction in the State of Delaware. Each of the parties consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 13 of this Agreement is reasonably calculated to give actual notice. Each party waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in such courts, any claim that such party is not subject personally to the jurisdiction of such courts, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such courts. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

16.          No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a Contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover Laws and regulations and any applicable provision of the certificate of incorporation of the Company, the Merger Agreement and the Transactions, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

17.          Counterparts. This Agreement may be executed by delivery of electronic signatures and in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

[SIGNATURE PAGES FOLLOW]

6

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

SECURITYHOLDER

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

AYTU BIOSCIENCE INC.

By:
Name:
Title:

NEUTRON ACQUISITION SUB, INC.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

SCHEDULE A

Name and Address of Securityholder	Number and Class of Subject Securities

Exhibit 10.3

December 10, 2020

Neos Therapeutics, Inc.

2940 N. Highway 360

Grand Prairie, TX 75050

Attention: John Limongelli

Re: Acquisition of Neos Therapeutics, Inc.

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among Aytu Biosciences, Inc., a Delaware corporation (“Aytu”), Argon Merger Sub, Inc., a Delaware corporation, and Neos Therapeutics, Inc., a Delaware corporation (the “Company”), pursuant to which Acquisition Sub, or its permitted assignees, will be merged with and into the Company (the “Merger”). This letter agreement is being entered between Aytu and the Company to describe their agreement relating to a potential financing prior to the completion of the Merger. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement and, if not therein defined, as defined in the unsecured convertible note issued pursuant to the terms of the Merger Agreement by the Company to Aytu (the “Convertible Note”), the form of which is attached to this letter agreement (this “Agreement”) as Exhibit A.

1.            Commitment. Aytu and the Company hereby commit, subject to (a) the terms and conditions set forth herein and (b) receipt of approval from The Nasdaq Stock Market (“Nasdaq”) with respect to the Convertible Note and the transactions contemplated thereby, that, promptly following the date hereof, they will in good faith prepare, negotiate and enter into (i) the Convertible Note and (ii) a registration rights agreement (the “Registration Rights Agreement”) on substantially the terms set forth in Sections 2 and 3 below (the “Commitment”).

2.            Registration Rights Agreement. The Conversion Shares will be issued as a private placement of the securities. The Company shall agree to prepare and file a resale registration statement (“Registration Statement”) registering the resale of all the Conversion Shares, which Registration Statement shall be filed within 30 days from the termination of the Merger Agreement for any reason. The Company shall use best efforts cause the Registration Statement to be declared effective by the Securities and Exchange Commission within 75 days following the filing of the Registration Statement (the “Effectiveness Deadline”). If the Registration Statement is not declared effective by the Effectiveness Deadline, the Company will pay to Aytu an additional amount of common stock of the Company (“Common Stock”), or cash if the issuance of Common Stock is not permitted under the rules of Nasdaq, equal to 3% of the Common Stock covered on the Registration Statement for each 30-day period that the Registration Statement is not declared effective after the Effectiveness Deadline. In addition, if the Registration Statement is not effective or available to use prior to such time as Aytu can sell all of the Common Stock covered by the Registration Statement pursuant to Rule 144 without regard to volume limitations, the Company will pay to Aytu an additional amount of Common Stock, or cash if the issuance of Common Stock is not permitted under the rules of Nasdaq, equal to 3% of the remaining unsold amount of the Common Stock covered on the Registration Statement for each 30-day period that the Registration Statement is not available to use.

3.            Other Covenants. The Registration Rights Agreement shall include a covenant that the Company shall not issue any equity or securities convertible into equity from the date the Convertible Note is issued (the “Note Issuance Date”) until 30 days after the date the Registration Statement is declared effective except for (i) the issuance by the Company of shares upon the exercise of a stock option or warrant or the conversion of a security outstanding on the Note Issuance Date (including, for the avoidance of doubt, convertible notes issued by the Company to its senior lenders), or (ii) the issuance by the Company of stock options, restricted stock units or shares of capital stock of the Company under any equity compensation plan of the Company.

4.            Enforceability. This Agreement may only be enforced by Aytu and the Company. Notwithstanding anything to the contrary in this letter agreement, the Company’s creditors shall have no right to enforce this letter agreement or to cause the Company to enforce this letter agreement and none of the Company's equity holders or creditors shall have any right to enforce or cause the Company to enforce this letter agreement.

5.            Termination. This Agreement will terminate automatically at the earlier to occur of (i) the Effective Time and (ii) the first date on which Aytu’s commitment to make advances under the Convertible Note has been terminated and all amounts outstanding under the Convertible Note have been paid in full in cash.

6.            No Modification; Entire Agreement. This Agreement may not be amended, modified or supplemented except by an agreement in writing signed by the Company and Aytu. This Agreement, the Convertible Note and the Merger Agreement constitute the sole and entire agreement of Aytu or any of its affiliates, on the one hand, and the Company or any of its affiliates, on the other, with respect to the subject matter contained herein and in the Convertible Note, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

7.            Parties in Interest; Third Party Beneficiaries. This Agreement is for the sole benefit of and shall be binding upon the Company and Aytu and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the Company and Aytu any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement.

8.            Governing Law; Submission to Jurisdiction; Venue. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware, without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws principles of the State of Delaware.

Each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Action arising out of or relating to this Agreement and the transactions contemplated hereby. Service of process, summons, notice or other document in accordance with 9.2 of the Merger Agreement, with respect to Aytu and the Company shall be effective service of process for any suit, action or other proceeding brought in any such court.

The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.            Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this letter is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this letter or the transactions contemplated hereby.

10.            No Assignment. The Commitment evidenced by this Agreement shall not be assignable by the Company or Aytu without the other party’s prior written consent. No transfer of any rights or obligations hereunder by Aytu or the Company shall be permitted without the consent of the other party. Any purported transfer or assignment of any portion of a party's rights or obligations hereunder in contravention of this Section 11 shall be null and void ab initio.

11.            Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this letter delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

Very truly yours,
AYTU BIOSCIENCE, INC.

By	/s/ Josh Disbrow
Name:	Josh Disbrow
Title:	Chief Executive Officer

Agreed to and accepted:
NEOS THERAPEUTICS, INC.

By	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Title:	Chief Financial Officer

EXHIBIT A

CONVERTIBLE NOTE

[see attached]

Exhibit 10.4

THIS INSTRUMENT AND THE INDEBTEDNESS EVIDENCED HEREBY, AND THE RIGHTS AND REMEDIES OF THE HOLDER OF THIS INSTRUMENT, ARE SUBORDINATED TO THE REPAYMENT AND FULL PERFORMANCE OF THE COMPANY’S INDEBTEDNESS AND OTHER OBLIGATIONS UNDER (I) THAT CERTAIN FACILITY AGREEMENT, DATED AS OF MAY 11, 2016 (AS AMENDED, RESTATED, SUPPLEMENTED AND OTHERWISE MODIFIED FROM TIME TO TIME, THE “SENIOR FACILITY AGREEMENT”), BY AND AMONG THE COMPANY AND THE LENDERS FROM TIME TO TIME PARTY THERETO (THE “SENIOR FACILITY LENDERS”) AND (II) THAT CERTAIN LOAN AND SECURITY AGREEMENT, DATED AS OF OCTOBER 2, 2019 (AS AMENDED, RESTATED, SUPPLEMENTED AND OTHERWISE MODIFIED FROM TIME TO TIME, THE “ABL AGREEMENT”), BY AND AMONG THE COMPANY, CERTAIN AFFILIATES OF THE COMPANY PARTY THERETO AND THE LENDERS FROM TIME TO TIME PARTY THERETO (THE “ABL LENDERS”) AND ENCINA BUSINESS CREDIT, LLC, AS AGENT FOR SUCH ABL LENDERS; AND THE HOLDER OF THIS INSTRUMENT, BY ITS ACCEPTANCE HEREOF, SHALL BE BOUND BY THE PROVISIONS HEREOF AND THE PROVISIONS OF (A) THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF THE DATE HEREOF AMONG THE COMPANY, THE HOLDER HEREOF AND THE SENIOR FACILITY LENDERS (AS AMENDED, RESTATED, SUPPLEMENTED AND OTHERWISE MODIFIED FROM TIME TO TIME, THE “SENIOR FACILITY SUBORDINATION AGREEMENT”) AND (B) THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF THE DATE HEREOF, AMONG THE COMPANY, THE HOLDER HEREOF AND THE ABL LENDERS (AS AMENDED, RESTATED, SUPPLEMENTED AND OTHERWISE MODIFIED FROM TIME TO TIME, THE “ABL SUBORDINATION AGREEMENT” AND, TOGETHER WITH THE SENIOR FACILITY SUBORDINATION AGREEMENT, THE “SUBORDINATION AGREEMENTS”).

UNSECURED CONVERTIBLE PROMISSORY NOTE

Issue Date:	Principal: Up to U.S.
$5,000,000.00

FOR VALUE RECEIVED, NEOS THERAPEUTICS, INC., a Delaware corporation (the “Company”), hereby promises to pay to AYTU BIOSCIENCE, INC., a Delaware corporation, or its permitted registered assigns (collectively, the “Holder”), the Principal (as defined below) in the amount of up to Five Million U. S. dollars ($5,000,000.00) on the terms and conditions set forth in this Note (as defined below), which has been issued by the Company pursuant to, and in accordance with, the terms of that certain Agreement and Plan of Merger dated December [●], 2020 by and among the Company, Holder and Argon Merger Sub, Inc., a Delaware corporation, (as amended, supplemented or otherwise modified from time to time, in accordance with its terms, the “Merger Agreement”). The Company hereby promises to pay accrued and unpaid Interest and premium, if any, on the Principal on the dates, at the rates and in the manner provided herein.

1.             Definitions.

(a)           Certain Defined Terms. For purposes of this Note, the following terms shall have the following meanings:

(i)            “Act of Bankruptcy” means, with respect to any Person, if (i) the Person shall (1) be or become insolvent, or (2) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee, liquidator or the like of the Person or entity or of all or a substantial part of the Person’s or entity’s property, or (3) commence a voluntary case under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution, liquidation or similar proceeding under the laws of any jurisdiction, or (4) file a petition seeking to take advantage of any other law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts, or (5) the Person’s inability to pay the Person’s debts as they mature, or (6) make an assignment for the benefit of the Person’s creditors; or (ii) a proceeding or case shall be commenced, without the application or consent of the Person, and which is not dismissed within 90 days after such commencement, in any court of competent jurisdiction, seeking (1) the liquidation, reorganization, dissolution, winding up or the composition or adjustment of debts of the Person or entity, (2) the appointment of a trustee, receiver, custodian or liquidator or the like of the Person or entity, or of all or any substantial part of the Person’s property, or (3) similar relief in respect of the Person under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debts.

(ii)           “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by law to close.

(iii)            “Change of Control” means (a) any “Person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) other than the holders of the Company’s voting stock on the date the Merger Agreement is executed and delivered by the parties thereto or their Controlled Investment Affiliates, is or shall at any time become the “beneficial owner” (as defined in Rule 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of greater than 50% of the voting interest in the Company’s stock, (b) a sale of substantially all of the assets of the Company and its subsidiaries, or (c) the occurrence of a “Change of Control”, “Change in Control”, “Fundamental Change” or concepts of similar import under the Senior Facility Agreement or the ABL Agreement; provided, however, in no event shall a “Change of Control” include or be a reference to, or be deemed to have occurred upon, the consummation of the transactions contemplated under the Merger Agreement on the Closing Date (as defined therein).

(iv)          “Controlled Investment Affiliates” means as to any Person, any other Person that (a) directly or indirectly, is in control of, is controlled by, or is under common control with, such Person and (b) is organized by such Person primarily for the purpose of making equity or debt investments in one or more companies.

(v)          “Common Stock” means the common stock of the Company, $0.001 par value per share.

(vi)         “Conversion Amount” means the aggregate amount of Principal and Interest to be converted, which as of the Conversion Date, will be 100% of Principal as of such date, together with all accrued and unpaid Interest thereon as of such date.

(vii)        “Conversion Date” means the date of delivery via facsimile or electronic mail of a Conversion Notice.

(viii)       “Conversion Price” means, as of any Conversion Date, the greater of (i) $0.50, subject to adjustment for any Stock Event that occurs after the date hereof, and (ii) 90% of the arithmetic average of the Volume Weighted Average Prices per Share on each of the thirty (30) Trading Days immediately preceding the Conversion Date (the “Measurement Period”); provided, that in the event that a stock split, stock combination, reclassification, payment of stock dividend, recapitalization or other similar transaction of such character that the Shares shall be changed into or become exchangeable for a larger or small number of Shares (a “Stock Event”) is consummated during the Measurement Period, the Volume Weighted Average Price for all Trading Days during the Measurement Period prior to the effectiveness of the Stock Event shall be appropriately adjusted to reflect such Stock Event.

(ix)          “Conversion Shares” means fully paid and nonassessable Shares issuable upon conversion of the Note in accordance with Section 3.

(x)           “Delisting Event” means an event which shall be deemed to have occurred if the Shares cease to be listed, traded or publicly quoted on the Principal Market on which Shares are listed as of such date, and shall continue until such Shares are relisted or requoted on either the New York Stock Exchange, the NYSE American, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or, in each case, any successor thereto (each, a “Principal Market”).

(xi)          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the SEC thereunder.

(xii)         “Interest” means any interest (including any default interest) accrued on the Principal pursuant to the terms of this Note.

(xiii)        “Maturity Date” shall mean the earlier of (i) acceleration of the obligations evidenced hereby and (ii) November 7, 2022.

(xiv)        “Market Disruption Event” means, with respect to any Trading Day and any security, (a) a failure by the Principal Market to open for trading during its entire regular trading session, (b) the occurrence or existence prior to 1:00 p.m., New York City time, on such day for such securities for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant securities exchange or otherwise) in such securities or in any options, contracts or future contracts relating to such securities, or (c) to the extent “Volume Weighted Average Price” is determined in accordance with clause (b) of the definition thereof, the suspension of trading for the one-half hour period ending on the scheduled close of trading on such day (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in such securities.

(xv)         “Note” means this Unsecured Convertible Promissory Note (including all unsecured convertible promissory notes issued in exchange herefor or, upon transfer or replacement hereof, and as any of the foregoing may be further amended, restated, supplemented or otherwise modified from time).

(xvi)        “Person” means and includes any natural person, individual, partnership, limited partnership, joint venture, corporation, trust, limited liability company, limited company, joint stock company, unincorporated organization, government entity or any political subdivision or agency thereof, or any other entity.

(xvii)       “Principal” means the outstanding principal amount of this Note as of any date of determination.

(xviii)      “Principal Market” shall have the meaning set forth in the definition of Delisting Event above.

(xix)         “Reg Rights Side Letter” means the letter agreement, dated as of December 10, 2020 between Holder and the Company and substantially in the form attached hereto as Exhibit B.

(xx)          “Register” means the register for the recordation of the name and address of the Holder of this Note and the Principal (and stated Interest) owing to such Holder from time to time.

(xxi)         “SEC” means the United States Securities and Exchange Commission.

(xxii)        “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the SEC thereunder.

(xxiii)       “Shares” means shares of Common Stock.

(xxiv)       “Trading Day” means any day on which the Common Stock is traded for any period on the Principal Market; provided, that Trading Day shall not include any Trading Day on which there is a Market Disruption Event.

(xxv)        “Volume Weighted Average Price” for any security as of any Trading Day means (a) the volume weighted average sale price of such security on the principal U.S. national or regional securities exchange on which such security is traded as reported by Bloomberg Financial Markets or an equivalent, reliable reporting service mutually acceptable to and hereinafter designated by Holder and the Company (“Bloomberg”), or (b) if no volume weighted average sale price is reported for such security, then the closing price per share of such security as reported by Bloomberg, or, if no closing price per share is reported for such security by Bloomberg, the average of the last bid and last ask price (or if more than one in either case, the average of the average last bid and average last ask prices) on such Trading Day as reported in the composite transactions for the principal U.S. national or regional securities exchange on which such security is traded. If the security is not listed for trading on a U.S. national or regional securities exchange on the relevant Trading Day, then the Volume Weighted Average Price will be the average of the mid-point of the last bid and last ask prices of the security in the over-the-counter market on the relevant Trading Day as reported by the OTC Markets Group, Inc. or similar organization. If the Volume Weighted Average Price cannot be calculated for such security on such date in the manner provided above, the Volume Weighted Average Price shall be the fair market value as mutually determined by the Company and the holders of a majority in interest of the Notes being converted (based on the Principal amount being converted by each such holder) for which the calculation of the Volume Weighted Average Price is required in order to determine the Conversion Price of such Notes. Volume Weighted Average Price will be determined without regard to after-hours trading or any other trading outside of the regular trading hours.

2.             Multi-Advances; Principal & Interest; Payments.

(a)           Advances. From time to time upon not less than 10 days’ prior written notice (which may be by electronic mail) by the Company to Holder and provided that the aggregate amount of all advances made hereunder does not exceed $5,000,000, the Company may request, and Holder shall advance, such sums as requested by the Company; provided that (i) no Event of Default has occurred and is continuing, (ii) no “Event of Default”, as defined under each of the Senior Facility Agreement and the ABL Agreement, has occurred and is continuing (iii) the Merger Agreement has not been terminated in accordance with its terms and (iv) any advance is in an amount of not less than $100,000 and in $100,000 increments thereof.

(b)           Interest & Principal. Interest shall accrue on the Principal at the rate of 6.0% per annum, calculated on the basis of the actual number of days elapsed in a 365 day year, and shall compound monthly and be added to the Principal on the first day of each month beginning January 1, 2021, and the first day of each month thereafter, and shall be due and payable with the Principal. The Company acknowledges that this addition to Principal will result in the total outstanding principal amount of indebtedness evidenced by this Note exceeding the face amount of this Note. If an Event of Default has occurred and is continuing, the interest rate then in effect will be increased by 2.0% per annum (the “Default Margin”) and all overdue obligations under this Note will bear interest at the interest rate in effect at such time plus the Default Margin. Subject to the provisions of the Subordination Agreements, on the earlier to occur of acceleration of this Note and the Maturity Date, all Principal plus all accrued and unpaid Interest shall be due and payable.

(c)           Optional Prepayments. Subject to the provisions of the Subordination Agreements, the Company may prepay at any time and from time to time, all or any portion of the balance remaining on this Note, without premium or penalty.

(d)           Mandatory Prepayments. Subject to the provisions of the Subordination Agreements, upon payment in full in cash of all obligations under each of the Senior Facility Agreement and the ABL Agreement and termination of all commitments to lend thereunder, the Company shall repay the entire balance remaining under this Note on the first Business Day following the date each of the Senior Facility Agreement and the ABL Agreement has been “Paid in Full” (as such term or any similar term is defined in the applicable Subordination Agreement).

3.             Conversion Rights. The Principal and accrued and unpaid Interest may be converted, in whole but not in part, into Shares on the terms and conditions set forth in this Section 3.

(a)           Conversion at Option of the Holder. At any time beginning 30 days after termination of the Merger Agreement, subject to (i) the 9.985% Cap (as defined below), and (ii), the Exchange Cap (as defined below), the Holder shall be entitled to convert all or any part of the outstanding Principal and accrued Interest, as of the date of the Conversion Notice therefor delivered in accordance with this Section 3, into Conversion Shares in accordance with this Section 3 at the Conversion Rate (as defined in Section 3(b)). The Company shall not issue any fraction of a Share upon any conversion. If the issuance would result in the issuance of a fraction of a Share, then the Company shall round such fraction of a Share up or down to the nearest whole share (with 0.5 rounded up).

(b)           Conversion Rate. The number of Conversion Shares issuable upon a conversion of any portion of this Note pursuant to Section 3 shall be determined according to the following formula (the “Conversion Rate”):

               Conversion Amount

Conversion Price

(c)           Mechanics of Conversion. The conversion of Principal and Interest (“Conversion”) shall be conducted in the following manner:

(i)            Holder’s Delivery Requirements. To convert a Conversion Amount into Conversion Shares pursuant to Section 3(a) above on any date, the Holder shall transmit by facsimile or electronic mail (or otherwise deliver), for receipt on or prior to 5:00 p.m. New York City time on such date, a copy of a conversion notice in the form attached hereto as Exhibit A (the “Conversion Notice”) to the Company (Attention: Richard Eisenstadt, Fax: (972) 408-1143, Email: reisenstadt@neostx.com).

(ii)           Company’s Response. Subject to Section 3(g)(ii), upon receipt or deemed receipt by the Company of a copy of a Conversion Notice, the Company (I) shall promptly send, via electronic mail a confirmation of receipt of such Conversion Notice to the Holder and the Company’s designated transfer agent (the “Transfer Agent”), which confirmation shall constitute an instruction to the Transfer Agent to process such Conversion Notice in accordance with the terms herein, and (II) on or before the second (2nd) Business Day following the date of receipt or deemed receipt by the Company of such Conversion Notice (or, if earlier, the end of the then standard settlement period for U.S. broker-dealer securities transactions) (the “Share Delivery Date”), (A) provided the Holder (or its designee) is eligible to receive such Conversion Shares through The Depository Trust Company (“DTC”) (which shall include any time at which the Unrestricted Conditions (as defined below) are satisfied), credit such aggregate number of Conversion Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian (“DWAC”) system, or (B) if the foregoing shall not apply, issue and deliver to the address as specified in the Conversion Notice, a stock certificate, registered in the name of the Holder or its designee, in each case, for the number of Conversion Shares to which the Holder shall be entitled. The Conversion Shares will be free-trading, and freely transferable, and will not contain a legend (or stop transfer instructions) restricting the resale or transferability of the Conversion Shares if any of the Unrestricted Conditions (as defined below) is met.

(iii)          Dispute Resolution. In the case of a dispute as to the determination of the Conversion Price or the arithmetic calculation of the Conversion Rate, the Company shall instruct the Transfer Agent to issue to the Holder the number of Conversion Shares that is not disputed and shall transmit an explanation of the disputed determinations or arithmetic calculations to the Holder via electronic mail within two (2) Business Days of receipt or deemed receipt of the Holder’s Conversion Notice or other date of determination. If the Holder and the Company are unable to agree upon the determination of the Conversion Price or arithmetic calculation of the Conversion Rate within one (1) Business Day of such disputed determination or arithmetic calculation being transmitted to the Holder, then the Company shall promptly (and in any event within two (2) Business Days) submit via electronic mail (A) the disputed determination of the Conversion Price to an independent, reputable investment banking firm agreed to by the Company and the Holder, or (B) the disputed arithmetic calculation of the Conversion Rate to the Company’s independent registered public accounting firm, as the case may be. The Company shall direct the investment bank or the accounting firm, as the case may be, to perform the determination or calculation and notify the Company and the Holder of the results no later than two (2) Business Days from the time it receives the disputed determination or calculation. Such investment bank’s or accounting firm’s determination or calculation, as the case may be, shall be binding upon all parties absent manifest error. The fees and expenses of such investment bank or accountant shall be paid by the Company. Notwithstanding the existence of a dispute contemplated by this paragraph, if requested by the Holder, the Company shall issue to the Holder the Conversion Shares not in dispute in accordance with the terms hereof.

(iv)          Record Holder. The Person or Persons entitled to receive the Conversion Shares issuable upon a Conversion shall be treated for all purposes as the legal and record holder or holders of such Shares upon delivery by the Holder of the Conversion Notice, or in the case of Conversion Shares the issuance of which is subject to a bona fide dispute that is subject to and being resolved pursuant to, and in compliance with the time periods and other provisions of, the dispute resolution provisions of Section 3(c)(iii), the first Business Day after the resolution of such bona fide dispute.

(v)           Company’s Failure to Timely Convert.

(A)          Cash Damages. If by the Share Delivery Date, the Company shall fail to issue the Conversion Shares and deliver a certificate to the Holder for, or credit the Holder’s or its designee’s balance account with DTC with, the number of Conversion Shares, as applicable, (free of any restrictive legend, provided any of the Unrestricted Conditions is satisfied) (a “Delivery Failure”), then, in addition to all other available remedies that the Holder may pursue hereunder and under the Merger Agreement, the Company shall pay additional damages to the Holder for each day after the Share Delivery Date such conversion is not timely effected in an amount equal to two percent (2%) of the product of (I) the number of Conversion Shares not issued to the Holder or its designee on or prior to the Share Delivery Date and to which the Holder is entitled and (II) the Volume Weighted Average Price of the Common Stock on the Share Delivery Date (such product is referred to herein as the “Share Product Amount”). Alternatively in lieu of the foregoing damages, subject to Section 3(c)(iii), at the written election of the Holder made in the Holder’s sole discretion, if, on or after the applicable Conversion Date, the Holder purchases (in an open market transaction or otherwise) Shares to deliver in satisfaction of a sale by such Holder of Conversion Shares that such Holder anticipated receiving from the Company (such purchased Shares, “Buy-In Shares”), the Company shall be obligated to promptly pay to such Holder (in addition to all other available remedies that the Holder may otherwise have), 110% of the amount by which (A) such Holder’s total purchase price (including brokerage commissions, if any) for such Buy-In Shares exceeds (B) the net proceeds received by such Holder from the sale of the number of Conversion Shares such Holder was entitled to receive but had not received on the Share Delivery Date. If the Company fails to pay the additional damages set forth in this Section 3(c)(v)(A) within five (5) Business Days of the date incurred, then the Holder entitled to such payments shall have the right at any time, so long as the Company continues to fail to make such payments, to require the Company, upon written notice, to immediately issue, in lieu of such cash damages, the number of Shares equal to the quotient of (X) the aggregate amount of the damages payments described herein divided by (Y) the Conversion Price specified by the Holder in the Conversion Notice. Amounts payable pursuant to this Section 3(c)(v) shall be paid on or before the fifth (5th) Business Day of each month following a month in which such payment accrued.

(B)           Void Conversion Notice. If for any reason the Holder has not received all of the Conversion Shares prior to the tenth (10th) Business Day after the Share Delivery Date with respect to a Conversion (a “Conversion Failure”), then the Holder, upon written notice to the Company (a “Void Conversion Notice”), may void its Conversion with respect to, and retain or have returned, as the case may be, any portion of Principal that has not been converted pursuant to the Holder’s Conversion Notice; provided, that the voiding of the Holder’s Conversion Notice shall not affect the Company’s obligations to make any payments that have accrued prior to the date of such notice pursuant to Section 3(c)(v)(A) or otherwise.

(vi)          Book-Entry. Notwithstanding anything to the contrary set forth herein, upon Conversion or repayment of this Note in accordance with the terms hereof, the Holder shall not be required to physically surrender this Note to the Company.

(d)           Taxes. The Company shall pay any and all taxes (excluding income taxes, franchise taxes or other taxes levied on gross earnings, profits or the like of the Holder) that may be payable with respect to the issuance and delivery of Conversion Shares upon the conversion of this Note, unless the tax is due because the Holder requests any Conversion Shares to be issued in a name other than the Holder’s name, in which case the Holder will pay that tax.

(e)           Legends.

(i)             Restrictive Legend. The Holder understands that until such time as the Conversion Shares have been registered under the Securities Act as contemplated by the Reg Rights Side Letter or otherwise may be sold pursuant to Rule 144 under the Securities Act or an exemption from registration under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Conversion Shares, as applicable, may bear a restrictive legend in substantially the following form (and a stop-transfer order consistent therewith may be placed against transfer of the certificates for such securities):

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAW. THE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, INCLUDING PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OR PURSUANT TO A PRIVATE SALE EFFECTED UNDER SECTION 4(a)(7) OF THE SECURITIES ACT OR APPLICABLE FORMAL OR INFORMAL SEC INTERPRETATION OR GUIDANCE, SUCH AS A SO-CALLED “4[(a)](1) AND A HALF SALE.” NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(ii)            Removal of Restrictive Legends. The certificates evidencing the Conversion Shares shall not contain or be subject to (and the Holder shall be entitled to the removal of) any legend or stop transfer instructions restricting the transfer thereof (including the legend set forth above in subsection 3(e)(i)): (A) while a registration statement covering the resale of such security by the Holder is effective under the Securities Act, (B) following any sale of such Conversion Shares pursuant to Rule 144, (C) if such Conversion Shares are eligible for sale under Rule 144(b)(1) without limitations, including with respect to those described in Rule 144(c)(1), (D) if the Holder certifies at any time that the Holder is not an “affiliate” of the Company (as such term is used under Rule 144 pursuant to the Securities Act), and the Holder’s holding period for purposes of Rule 144 and subsection (d)(3)(iii) thereof with respect to the Conversion Shares is at least six (6) months (it being acknowledged and agreed by the Company that the Holder’s holding period for the Conversion Shares shall be deemed to have commenced on the date hereof), or (E) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the SEC) (the “Unrestricted Conditions”). Promptly following such time as any of the Unrestricted Conditions has been satisfied, the Company shall cause its counsel to issue a legal opinion or other instruction to the Transfer Agent (if required by the Transfer Agent) to effect the issuance of the Conversion Shares without a restrictive legend or, in the case of Conversion Shares that have previously been issued, the removal of the legend thereunder. If any of the Unrestricted Conditions is met at the time of issuance of the Conversion Shares, then the Conversion Shares shall be issued free of all legends. The Company agrees that following such time as any of the Unrestricted Conditions is met or such legend is otherwise no longer required under this Section 3(e), it will, no later than two (2) Trading Days (or if earlier, the number of Trading Days comprising the then standard settlement period for U.S. broker-dealer securities transactions) following the delivery (the “Unlegended Shares Delivery Deadline”) by the Holder to the Company or the Transfer Agent of any certificate representing Conversion Shares, as applicable, issued with a restrictive legend (such fourth Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Holder a certificate (or electronic transfer) representing such Shares that is free from all restrictive and other legends. The Company shall assume (and the Holder shall be deemed to represent) that the Holder is not an affiliate of the Company, unless the Holder has otherwise advised the Company in writing.

(iii)          Sale of Unlegended Shares. Holder agrees that the removal of the restrictive legend from any certificates representing securities as set forth in Section 3(e)(i) above is predicated upon the Company’s reliance that the Holder will sell any Conversion Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if such securities are sold pursuant to a Registration Statement, they will be sold in compliance with the plan of distribution set forth therein.

(f)            Reservation of Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Shares solely for the purpose of effecting Conversions of this Note, such number of Shares as shall from time to time be sufficient to effect the conversion of the Note (without giving effect to the 9.985% Cap); and if at any time the number of authorized but unissued Shares shall not be sufficient to effect the conversion of the entire Principal amount convertible under this Note, the Company will use its best efforts to take such corporate action as may, in the opinion of counsel, be necessary to increase its authorized but unissued Shares to such number of Shares as shall be sufficient for such purpose. The Company covenants and agrees that, upon any Conversion of this Note, all Shares issuable upon such Conversion shall be duly and validly issued, fully paid and nonassessable and not subject to preemptive rights, rights of first refusal or similar rights of any Person.

(g)           Limitations on Conversion.

(i)             Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Company shall not be required to issue to the Holder, and the Holder may not acquire, a number of Shares upon Conversion or otherwise issue any Shares pursuant hereto to the extent that, upon such Conversion, the number of Shares then beneficially owned by the Holder and any other Persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder’s for purposes of Section 13(d) of the Exchange Act (including Shares held by any “group” of which the Holder is a member, but excluding Shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) would exceed 9.985% of the total number of Shares then issued and outstanding (the “9.985% Cap”); provided, however, that the 9.985% Cap shall only apply to the extent that the Common Stock is deemed to constitute an “equity security” pursuant to Rule 13d-1(i) promulgated under the Exchange Act. For purposes hereof (including the representation contemplated by the second paragraph of this Section 3(g)(i)), “group” has the meaning set forth in Section 13(d) of the Exchange Act and applicable regulations of the SEC, and the percentage held by the Holder shall be determined in a manner consistent with the provisions of Section 13(d) of the Exchange Act. For purposes hereof (including the representation contemplated by the second paragraph of this Section 3(g)(i)), in determining the number of outstanding Shares, the Holder may rely on the number of outstanding Shares as stated in the Company’s most recent quarterly or annual report filed with the SEC, or any current report filed by the Corporation with the SEC subsequent thereto. Upon the written request of the Holder, the Company shall, within two (2) Trading Days, confirm orally and in writing to the Holder the number of Shares then outstanding, and the Holder shall be entitled to rely upon such confirmation for purposes hereof (including the representation contemplated by the second paragraph of this Section 3(g)(i)).

Delivery of a Conversion Notice by the Holder shall constitute a representation by the Holder that the issuance of Common Stock in accordance with such Conversion Notice will not cause the Holder (together with any other Person whose beneficial ownership of Common Stock would be aggregated with such Holder’s for purposes of Section 13(d) of the Exchange Act and the applicable regulations of the SEC) to beneficially own a number of Shares in excess of the 9.985% Cap, as determined in accordance with, and subject to the terms, conditions, qualifications and assumptions set forth in, the immediately preceding paragraph.

(ii)            Principal Market Regulation. The Company shall not be required to issue any Shares upon a Conversion if the issuance of such Shares together with any previous issuances of Shares pursuant to this Note by the Holder hereof would exceed [__________]1 Shares, subject to appropriate adjustment for any Stock Event that occurs after the date hereof (the “Exchange Cap”). Upon any conversion of this Note, the Company shall issue the maximum amount of the number of Shares set forth in the applicable Conversion Notice that may be issued without exceeding the Exchange Cap. For the avoidance of doubt, to the extent the conversion of any Principal and Interest of this Note pursuant to any Conversion Notice in respect of a Conversion would have resulted in an issuance of Shares in excess of the Exchange Cap, such Principal and Interest shall not be converted (the Company having no obligation to net cash settle such conversion), and such Principal shall remain outstanding and shall be repaid in cash in accordance with the terms of this Note. Alternatively, at the option of the Holder, the Conversion Price will be increased to [__________] for the portion of the Conversion that would result in an issuance of Shares in excess of the Exchange Cap 2 .

4.             Voting Rights. Except as required by law, the Holder shall have no voting rights with respect to any of the Conversion Shares until the Conversion Date relating to the conversion of this Note upon which such Conversion Shares are issuable (or in the case of Conversion Shares the issuance of which is subject to a bona fide dispute that is subject to and being resolved pursuant to, and in compliance with the time periods and other provisions of, the dispute resolution provisions of Section 3(c)(iii), the first Business Day after the resolution of such bona fide dispute).

5.             Events of Default. Subject to the provisions set forth in the Subordination Agreements, the Principal of this Note, together with all Interest accrued and unpaid thereon, shall at the option of the Holder become immediately due and payable if any one or more of the following events (an “Event of Default”) shall have occurred and be continuing: (i) the Company’s failure to pay any amount due on this Note when due; or (ii) any Act of Bankruptcy shall occur with respect to the Company.

1 This will be 19.9% of the Company’s outstanding common stock.

2 This will be the closing price required by Nasdaq for this portion to not be considered sold at a discount. To discuss if this will work for Nasdaq.

6.             Acceleration; Due on Sale. Subject to the provisions of the Subordination Agreements in the event of: (i) a Change of Control or (ii) an Event of Default, Holder may, by written notice to the Company, declare all amounts owing under this Note to be due and payable forthwith, whereupon the same shall immediately become due and payable.

7.             Amendment; Waiver. The terms and provisions of this Note shall not be amended or waived except in a writing signed by the Company and the Holder.

8.             Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief. The remedies provided in this Note shall be cumulative and in addition to all other remedies available under this Note, the Merger Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy, and nothing herein shall limit the Holder’s right to pursue actual damages for any failure by the Company to comply with the terms of this Note. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, conversion and the like (and the computation thereof) shall be the amounts to be received by the Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the Holder shall be entitled, in addition to all other available remedies (at law or in equity), to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

9.             Specific Shall Not Limit General; Construction. No specific provision contained in this Note shall limit or modify any more general provision contained herein. This Note shall be deemed to be jointly drafted by the Company and Holder and shall not be construed against any Person as the drafter hereof.

10.           Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

11.           Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be provided in accordance with the notice provisions in the Merger Agreement.

12.           Restrictions on Transfer.

(a)            Registration or Exemption Required. This Note has been issued in a transaction exempt from the registration requirements of the Securities Act. None of the Note or the Conversion Shares may be transferred, sold, assigned, hypothecated or otherwise disposed of except pursuant to an effective registration statement or an exemption to the registration requirements of the Securities Act and applicable state securities laws including, without limitation, pursuant to Section 4(a)(7) of the Securities Act, Rule 144 under the Securities Act or a so-called “4[(a)](1) and a half” transaction.

(b)           Assignment. The Holder may not sell, transfer, assign, pledge, hypothecate or otherwise dispose of this Note, in whole or in part without the express prior written consent of the Company and any such purported sale, transfer, assignment, pledge, hypothecation or other disposition shall be void ab initio; provided, however, following the termination of the Merger Agreement, the Company shall not unreasonably withhold, condition or delay such consent. No assignment of this Note shall be effective unless effected by the Company (including by making appropriate notation of such transfer on the Register). This Note and the rights evidenced hereby shall inure to the benefit of and be binding upon the successors and expressly permitted assigns of the Holder.

(c)            Registered Note. This Note may be transferred only upon notation of such transfer on the Register, which the Company shall promptly endeavor to do upon any transfer otherwise permitted hereunder, and no assignment thereof shall be effective until recorded therein.

13.           Payment of Collection, Enforcement and Other Costs. If (a) this Note is placed in the hands of an attorney for collection or enforcement or is collected or enforced through any legal proceeding; or (b) an attorney is retained to represent the Holder in any bankruptcy, reorganization, receivership of the Company or other proceedings affecting Company creditors’ rights and involving a claim under this Note, then the Company shall pay the costs incurred by the Holder for such collection, enforcement or action, including reasonable attorneys’ fees and disbursements.

14.           Cancellation. After all Principal, Interest and other amounts at any time owed under, or on account of, this Note have been paid in full or converted into Shares in accordance with the terms hereof, this Note shall automatically be deemed cancelled, shall be surrendered to the Company for cancellation and shall not be reissued. Notwithstanding anything in this Note to the contrary, this Note shall automatically, and without any action on the part of either the Company or the Holder, be deemed to be paid in full and cancelled effective as of the Effective Time (as defined in the Merger Agreement).

15.           Waiver of Notice. To the extent permitted by law, the Company hereby waives demand, notice, presentment, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note and the Merger Agreement.

16.           Governing Law. This Note shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in such State. All legal proceedings concerning the interpretation and enforcement of this Note shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Company hereby and each Holder (by its acceptance of this Note) irrevocably submits to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or other proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or other proceeding is improper or is an inconvenient venue for such proceeding. The Company hereby and each Holder (by its acceptance of this Note) irrevocably waives personal service of process and consents to process being served in any such suit, action or other proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Person at the address in effect for notices to it under the Merger Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. EACH OF THE COMPANY AND THE HOLDER (BY ACCEPTANCE HEREOF) IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BROUGHT TO ENFORCE ANY PROVISION OF THIS NOTE OR ANY OTHER TRANSACTION DOCUMENT. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE. EACH OF THE COMPANY AND THE HOLDER (BY ITS ACCEPTANCE HEREOF (A) CERTIFIES THAT NO OTHER PARTY AND NO AGENT, REPRESENTATIVE OR OTHER PERSON AFFILIATED WITH OR RELATED TO ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.           Interpretative Matters. Unless the context otherwise requires, (a) all references to Sections or Exhibits are to Sections or Exhibits contained in or attached to this Note, (b) each accounting term not otherwise defined in this Note has the meaning assigned to it in accordance with generally accepted accounting principles, (c) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter and (d) the use of the word “including” in this Note shall be by way of example rather than limitation. If a stock split, stock dividend, stock combination or other similar event occurs during any period over which an average price is being determined, then an appropriate adjustment will be made to such average to reflect such event.

18.           Execution. A facsimile, telecopy, PDF or other reproduction of this Note may be delivered by the Company, and an executed copy of this Note may be delivered by the Company by facsimile, e-mail or other similar electronic transmission device pursuant to which the signature of or on behalf of the Company can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. The Company hereby agrees that it shall not raise the execution of facsimile, PDF or other reproduction of this Note, or the fact that any signature was transmitted by facsimile, e-mail or other similar electronic transmission device, as a defense to the Company’s execution of this Note. Notwithstanding the foregoing, the Company shall be required to deliver an originally executed Note to the Holder.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed as of the date first set forth above.

COMPANY:

NEOS THERAPEUTICS, INC.

By:
Name:
Title:

Accepted and agreed:

Holder:

Aytu Bioscience, Inc.

By:
Name:
Title:

Exhibit A

CONVERSION NOTICE

Notice Date: ________

Reference is made to the Unsecured Subordinated Convertible Promissory Note, dated December [__], 2020 (the “Note”) of NEOS THERAPEUTICS, INC., a Delaware corporation (the “Company”), in the original principal amount of up to $5,000,000.00; capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Note. In accordance with and pursuant to the Note, the undersigned hereby elects to convert the Conversion Amount indicated below, which is 100% of the Principal as of the Notice Date set forth above, into shares of common stock, par value $0.001 per share (the “Common Stock”), of the Company, as of the date specified below.

Date of Conversion:

Amount of Principal to be converted:

Please confirm the following information:

Conversion Price:

Number of shares of Common Stock to be issued:

Please issue the Common Stock into which the Note is being converted in the following name and, if physical certificates are applicable, to the following address:

Issue to:

DTC Participant Number and Name:

Account Number:

Exhibit B

Reg Rights Side Letter

[see attached]

Exhibit 10.5

Execution Version

CONFIDENTIAL

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

December 10, 2020

Neos Therapeutics, Inc.

2940 N. Hwy 360, Suite 400

Grand Prairie, TX 75050

Attention: Richard Eisenstadt

Aytu Bioscience, Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Attention: Josh Disbrow

Re:         Letter Agreement re: Consent and Modifications to Loan Documents

Ladies and Gentlemen:

Reference is made to that certain Facility Agreement, dated as of May 11, 2016 (amended by the First Amendment to Facility Agreement, dated as of June 1, 2017, the Second Amendment to Facility Agreement, dated as of November 5, 2018, the Third Amendment to Facility Agreement, dated as of March 29, 2019, the Fourth Amendment to Facility Agreement, dated as of October 2, 2019, and the Fifth Amendment to Facility Agreement, dated as of May 6, 2020, as the same may be further amended, restated, supplemented or otherwise modified from time to time hereafter, the “Facility Agreement”; capitalized terms used herein without definition have the respective meanings ascribed to them in the Facility Agreement) between Neos Therapeutics, Inc., a Delaware corporation (the “Borrower”), and the lenders from time to time party thereto (the “Lenders”, “we” or “us”). The Borrower has advised us that, pursuant to that certain Agreement and Plan of Merger, among the Borrower, Aytu Bioscience, Inc., a Delaware corporation (“Aytu”; and together with its Subsidiaries (prior to giving effect to the Merger), the “Aytu Group”), and Neutron Acquisition Sub., Inc.. a Delaware corporation, dated as of the date hereof (together with all exhibits, schedules and disclose letters thereto, the “Merger Agreement”), Aytu intends to acquire the Borrower (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”) and, in connection therewith, (a) the Borrower has requested that the Lenders consent to the issuance of the Convertible Note (as defined below) on the date hereof, (b) the Borrower and Aytu have requested that, on the Closing Date (as defined below), the Lenders (i) consent to the consummation of the Merger, (ii) waive the Event of Default due to the Change of Control that would arise without such consent, and (iii) agree to certain other amendments to, and waivers of, provisions of the Facility Agreement and the other Loan Documents, in each case as set forth in the term sheet attached hereto as Annex A (the “Term Sheet”), (c) the Borrower has requested that, on the Closing Date, the Lenders irrevocably waive (i) (A) the Going Concern Condition (as defined in that certain letter agreement by and among the Borrower and the Lenders dated as of November 6, 2020) for each of the fiscal quarters ended June 30, 2020 and September 30, 2020 and each other fiscal quarter ending thereafter and prior to the Closing Date and (B) any Event of Default that would arise without such waiver due to the failure to satisfy the Going Concern Condition (as defined in that certain letter agreement by and among the Borrower and the Lenders dated as of November 6, 2020) for each of the fiscal quarters ended June 30, 2020 and September 30, 2020 and each other fiscal quarter ending thereafter and prior to the Closing Date as required pursuant to Section 5.1(v) of the Facility Agreement and (ii) the right to impose the default rate of interest under Section 2.8 of the Facility Agreement, or to collect interest accruing at such default rate of interest, that Lenders had a lawful right to collect or apply with respect to any such Event of Default for failure to satisfy such Going Concern Condition, and (d) the Borrower has requested that, on the Closing Date, the Lenders consent to certain amendments to, and waivers of, provisions of the ABL Agreement or other ABL Documents (such amendments, collectively, the “ABL Modification”) on the terms of the commitment letter attached hereto as Annex B (the “ABL Commitment Letter”). The consent, waiver and other amendments and modifications described in the foregoing clauses (b) through (d) are sometimes hereinafter referred to collectively as the “Closing Date Modifications”. This letter agreement, including the Term Sheet and the Conditions Annex attached hereto and thereto are herein referred to collectively as the “Letter Agreement.” The date on which the Merger is consummated is referred to as the “Closing Date,” which shall be the date on which all conditions under this Letter Agreement are satisfied (or waived in writing by the Lenders).

1.            Consent. The Borrower has advised us that, on the date hereof, the Borrower intends to issue to Aytu that certain Unsecured Convertible Promissory Note in the form attached hereto as Annex B (the “Convertible Note”), the proceeds of which, if any, will be used by the Borrower to pay certain of its general corporate expenses during the period from the date hereof until the Closing Date. In connection therewith, the Borrower has requested that the Lenders consent to the issuance of the Convertible Note and the incurrence of the Indebtedness contemplated thereby. Provided that the Borrower and Aytu shall have executed and delivered to the Lenders a subordination agreement, in the form attached hereto as Annex C (the “Convertible Note Subordination Agreement”), and notwithstanding anything to the contrary set forth in the Facility Agreement or any other Loan Document, the Lenders hereby consent to the Borrower’s issuance of the Convertible Note and incurrence of the Indebtedness thereunder.

2.            Closing Date Modifications. Upon the terms of this Letter Agreement, and subject only to the conditions set forth in Section 3 below and in the Conditions Annex, the Lenders agree that they shall be obligated to consummate the Closing Date Modifications on the Closing Date.

3.            Conditions to Closing Date Modifications. The effectiveness of the Lenders’ obligation to consummate the Closing Date Modifications shall be subject solely to the satisfaction of the conditions precedent set forth in (a) this Section 3 and (B) the Conditions Annex. Subject to the satisfaction of the conditions set forth in this Section 3 and the Conditions Annex, the only representations relating to the Merger, Aytu and its Subsidiaries and the Borrower and its subsidiaries and their respective businesses the accuracy of which shall be a condition to the Lenders consummation of the Closing Date Modifications shall be (i) such of the representations made by Aytu and its Affiliates with respect to Aytu and its Affiliates or the related business, financials or entities in the Merger Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower or its Affiliates have the right (taking into account any applicable cure provisions) to terminate its or their obligations under the Merger Agreement or otherwise decline or refuse to close or consummate the Merger as a result of a breach (or failure to be accurate, true or correct) of any such representations in the Merger Agreement (the representations in this clause (i), the “Specified Merger Agreement Representations”) and (ii) the Specified Representations (as defined below). For purposes hereof, “Specified Representations” means the representations and warranties set forth in Sections 3.1(c), 3.1(g), 3.1(i), 3.1(q) (solely as it relates to the execution, delivery and performance of the Amendment Documentation (as defined in the Conditions Annex)), 3.1(aa), 3.1(hh), 3.1(pp), and 3.1(qq) of the Facility Agreement, in each case after giving effect to the Merger and in each case with respect to both the Borrower and its Subsidiaries and Aytu and its other Subsidiaries. The provisions of this Section 3 are collectively referred to as the “Closing Certainty Provision”.

2

4.            No MNPI. At or prior to 9:30 a.m. (New York City time) on the first (1st) business day following the date of this Letter Agreement, each of the Borrower and Aytu shall file a current report on Form 8-K (the “Announcing Form 8-Ks”) with the Securities and Exchange Commission (the “SEC”) describing the terms of the transactions contemplated by this Letter Agreement and by the Merger Agreement (including, without limitation, the Transactions) and disclosing any other material non-public information (in the context of United States of America federal securities laws) provided or made available to the Lenders, the Agent, the Lender, any of their affiliates or any of their officers, directors, employees, attorneys, advisors, representatives or agents (all such persons and entities, collectively, the “Applicable Persons”) by either the Borrower or Aytu or any of the Borrower’s or Aytu’s Subsidiaries or Affiliates or any of their or their respective Subsidiaries’ or Affiliates’ officers, directors, employees, attorneys, representatives or agents prior to the filing of the Announcing Form 8-Ks. Each of the Announcing Form 8-Ks shall include as exhibits thereto this Letter Agreement (including the annexes hereto) and the Merger Agreement (in each case, without redaction). Each of the Borrower and Aytu represents and warrants to the Lenders, the Agent, the Lenders and each other Applicable Person that, from and after the filing of its applicable Announcing Form 8-K, no Applicable Person shall be (or shall be deemed to be) in possession of any material non-public information regarding either the Borrower or Aytu, any of the Borrower’s or Aytu’s Subsidiaries or Affiliates received from, or made available by, the Borrower or Aytu or any of the Borrower’s or Aytu’s respective Subsidiaries or Affiliates or any of their or their respective Subsidiaries’ or Affiliates’ officers, directors, employees, attorneys, advisors, representatives or agents. Notwithstanding any affirmative disclosure obligations of the Borrower pursuant to the terms of this Letter Agreement, each of the Borrower and Aytu shall not, and shall cause each of their respective Subsidiaries and Affiliates and each of their and their respective Subsidiaries’ and Affiliates’ officers, directors, employees, attorneys, advisors, representatives and agents to not, provide any of the Applicable Person with any material non-public information regarding either the Borrower or Aytu, any of the Borrower’s or Aytu’s respective Subsidiaries or Affiliates or the Transactions from and after the filing of the Announcing Form 8-Ks with the SEC without the express prior written consent of the Lenders, it being acknowledged and agreed that any such consent given prior to the date hereof shall be ineffective from and after the date of the Announcing Form 8-Ks. Each of the Borrower and Aytu hereby acknowledges and agrees that no Applicable Person shall have any duty of trust or confidence with respect to any material non-public information provided to any Applicable Person in breach of, or otherwise possessed by any Applicable Person as a result of a breach of, any of the foregoing covenants. Notwithstanding anything to the contrary contained herein, in the event of a breach of any of the foregoing covenants, in addition to any other remedies available at law or in equity, the Lenders and their Affiliates shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of the applicable material non-public information without the prior approval by the Borrower, Aytu or any other Person. For the avoidance of doubt, the parties hereto acknowledge and agree that nothing contained in this Section 4 shall limit the obligations of the Borrower under, or the rights of the Lenders under, Section 5.1(xiii) of the Facility Agreement.

5.            Acceptance/Expiration of Letter Agreement.

(a)          This Letter Agreement and the agreements of the Lenders set forth herein shall automatically terminate at 11:59 p.m. (New York Time) on December 10, 2020 (the “Acceptance Deadline”), without further action or notice unless signed counterparts of this Letter Agreement (and all components thereof) shall have been fully delivered by email to each Lenders by such time.

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(b)           If this Letter Agreement is accepted by the Borrower and Aytu as provided above, the agreements of the Lenders set forth herein, other than the consent set forth in Section 1 hereof, will automatically terminate without further action or notice upon the earliest to occur of (i) the consummation of the Merger after giving effect to the Amendment Documentation (as defined in the Conditions Annex), (ii) the date of the definitive termination of the Merger Agreement in accordance with Section 8.1 thereof, and (iii) September 10, 2021.

(c)           Each of the parties hereto agrees that this Letter Agreement, if accepted by the Borrower and Aytu prior to the Acceptance Deadline as provided above, is a binding and enforceable agreement (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law)) with respect to the subject matter contained herein (including an agreement to negotiate in good faith the Amendment Documentation by the parties in a manner consistent with this Letter Agreement). Nothing in this Letter Agreement shall be deemed to require Aytu to consummate the Merger.

6.            Miscellaneous. Each of Section 6.3, 6.4, 6.6, 6.7, 6.8 and 6.11 of the Facility Agreement is hereby incorporated herein by reference, mutatis mutandis (to be interpreted, except with respect to Section 6.11 of the Facility Agreement (which shall only cover the Borrower and its Subsidiaries), to include coverage of Aytu and its Subsidiaries as if they were Loan Parties), as if fully set forth herein.

[Signature Pages Follow]

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Please indicate acceptance of the terms hereof by signing a counterpart of this Letter Agreement and returning it to the Lenders, together with the Term Sheet and the Conditions Annex attached to it, by no later than the Acceptance Deadline.

Sincerely,

LENDERS:

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., its General Partner
By: J.E. Flynn Capital III, LLC, its General Partner

By:	/s/ David J. Clark
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., its General Partner
By: J.E. Flynn Capital, LLC, its General Partner

By:	/s/ David J. Clark
Name:	David J. Clark
Title:	Authorized Signatory

Agreed to and accepted as of the date first

above written:

BORROWER:

NEOS THERAPEUTICS, INC.

By:	/s/ Richard Eisenstadt
Name: Richard Eisenstadt
Title: Chief Financial Officer

ACKNOWLEDGED and accepted as of the date first

above written:

guarantors:

neos therapeutics commercial, llc

By:	/s/ Richard Eisenstadt
Name: Richard Eisenstadt
Title: Chief Financial Officer

neos therapeutics BRANDS, llc

By:	/s/ Richard Eisenstadt
Name: Richard Eisenstadt
Title: Chief Financial Officer

neos therapeutics, l.p.

By:	/s/ Richard Eisenstadt
Name: Richard Eisenstadt
Title: Chief Financial Officer

PHARMAFAB TEXAS, llc

By:	/s/ Richard Eisenstadt
Name: Richard Eisenstadt
Title: Chief Financial Officer

AYTU BIOSCIENCE, INC.

By:	/s/ Josh Disbrow
Name: Josh Disbrow
Title: Chief Executive Officer

Annex A

Summary of CLOSING DATE MODIFICATIONS TO

FACILITY AGREEMENT AND OTHER DOCUMENTS

Capitalized Terms used herein without definition shall have the meanings assigned to them in the letter agreement (such letter agreement, together with the below-defined Term Sheet and the Conditions Annex attached hereto and thereto, the “Letter Agreement”) to which this Summary of Terms and Conditions (this “Term Sheet”) is attached, or if not defined therein, in Facility Agreement.

Closing Date Modification Terms

Except as otherwise described in this Term Sheet or otherwise in the Letter Agreement, the terms and conditions of the Facility Agreement and the other Loan Documents will be substantially the same as those in effect on the date hereof.

Closing Date Prepayment and Related Waivers:

•     Borrower will prepay $15,000,000 of the principal of the Loan on the Closing Date in lieu of payment contemplated by Section 2.3(a)(v) of the Facility Agreement (the “Prepayment”).

•     Payment of the 6.25% prepayment fee contemplated by clause (ii) of the definition of “Prepayment Fees and Make Whole Interest” in Section 2.3(b) of the Facility Agreement will be waived with respect to the Prepayment (but not with respect to any other or subsequent payment, prepayment or repayment of any principal of the Loans; provided that the “make whole” interest payment contemplated by clause (iii) of such definition will be required to be paid assuming the Prepayment is made as of May 11, 2021 (i.e., make whole interest shall be payable in respect of the period from Closing Date through May 11, 2021 as if the make whole period did not end until such date).

•     For purposes of clarity, except as expressly set forth above, each and every one of the payment obligations of the Loan Parties under the Loan Documents (including, without limitation, the payments contemplated by Section 2.3(a)(iv) of the Facility Agreement and the Exit Payments) shall remain in full force and effect after the consummation of the Closing Date Modifications.

Consents, Waivers and Certain Amendments:

Subject to the terms and conditions of this Letter Agreement, on the Closing Date, (a)Lenders will consent to the consummation of the Merger and will waive any Event of Default resulting from the Change of Control that would otherwise result without such consent (including the right to impose any default rate of interest in connection therewith), (b) Lenders will irrevocably waive any Event of Default pursuant to Section 5.1(v) of the Facility Agreement for the failure to satisfy the Going Concern Condition (as defined in that certain letter agreement by and among the Borrower and the Lenders dated as of November 6, 2020) for each of the fiscal quarters ended June 30, 2020 and September 30, 2020 and each other fiscal quarter ending thereafter and prior to the Closing Date (including the right to impose any default rate of interest in connection therewith) and (c) Lenders will agree to such waivers and modifications to the Loan Documents as are reasonably necessary (as determined by the Lenders and the Borrower) to reflect the consummation of the Merger and the status of the Borrower as a wholly-owned subsidiary of Aytu, including without limitation:

•    Section 5.1(xiv) (reporting; waiving the prohibition of any action that would cause termination of registration of Borrower’s Common Stock under the Exchange Act)

•    Section 5.2(i) (fundamental changes to permit the Merger)

•    Section 5.2(xiii) (modifications to governing documents in connection with the Merger)

New Guarantors:

Each member of the Aytu Group, other than Excluded Foreign Subsidiaries (as defined below) (the “New Guarantors”), shall, on the Closing Date, execute and deliver a Joinder to Guaranty and Security Agreement in the form attached as Annex I to the Guaranty and Security Agreement (collectively, the “Joinders”) and thereby become a Grantor thereunder and a Guarantor under the Loan Documents.

“Excluded Foreign Subsidiary” means, for any taxable year of such foreign subsidiary to which Section 956(a) of the Code (as defined below) applies with respect to the domestic Loan Party of which such foreign subsidiary is a subsidiary, any foreign subsidiary which is a controlled foreign corporation (as defined in the Internal Revenue Code of 1986, as amended (the “Code”), and any Treasury Regulations promulgated thereunder) that has not guaranteed or pledged any of its assets to secure, or with respect to which there shall not have been pledged two-thirds or more of the voting equity interests to secure, any indebtedness (other than the Obligations) of a Loan Party.

Collateral of New Guarantors:

•     The Liens granted to the Collateral Agent by the New Guarantors shall be first-priority perfected Liens subject only to (i) Permitted Liens, (ii) Liens securing purchase money obligations owed by Aytu and its Subsidiaries not to exceed $250,000 in the aggregate at any time outstanding and (iii) any Liens in support of any royalty obligations owed by Aytu to any Lender or any Affiliate of a Lender.

•     The New Guarantors will not grant any Liens on their assets to secure any obligations under the ABL Documents, and the ABL Agent shall execute and deliver a consent, which consent shall be in form and substance reasonably acceptable to the Lenders (the “ABL Agent Consent”), pursuant to which the ABL Agent shall consent to the arrangements contemplated by this Letter Agreement.

Elimination of Conversion Feature:

The right of the Lenders to convert Loans into Conversion Shares, and the right of the Borrower to make payments in Freely Tradeable Shares, shall be eliminated in its entirety. In addition, the Notes shall be replaced with promissory notes that do not contain conversion features, and all provisions in the Facility Documents  relating to Conversion Shares, Freely Tradeable Shares, and related terms and all provisions including references to (or references to defined terms contained in) the Notes shall be eliminated (including the payment deferral described in the proviso to Section 2.3(a)(iv) of the Facility Agreement) and/or amended, as applicable, to reflect the termination of the conversion features.

Amendments to Affirmative Covenants:

The Facility Agreement will be amended to provide that the following (but only the following) affirmative covenants will apply to Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries, as to whom all affirmative covenants contained in Section 5.1 of the Facility Agreement, as modified by the Closing Date Modifications, will continue to apply):

•     Section 5.1(i) (Maintain Existence and Qualification)

•     Section 5.1(ii) (Compliance with Laws)

•     Section 5.1(iii) (Authorizations)

•     Section 5.1(iv) (Notices of Default, Proceedings, Material Adverse Effect Occurrences, Etc.; Additional Information Requests)

•     Section 5.1(v) (Financial Statements, SEC Reports, Etc.) (excluding any requirement to deliver a Compliance Certificate reflecting Aytu and its Subsidiaries (other the Borrower and its Subsidiaries) are in compliance with Section 5.3 of the Facility Agreement but provided that the SEC reports shall disclose compliance by the Borrower and its Subsidiaries with the financial covenants and any material non-public information contained in the related Compliance Certificate)

•     Section 5.1(vi) (Expense Reimbursement)

•     Section 5.1(xiii) (Disclosure; No MNPI)

•     Section 5.1(xv) (Further Assurances)

•     Section 5.1(xvi) (Insurance)

•     Section 5.1(xviii) (Name Changes)

•     Section 5.1(xix) (Intellectual Property)

•     Section 5.1(xx) (Deposit Accounts and Other Accounts)

Amendments to Negative Covenants:

The Facility Agreement will be amended to provide that the following (but only the following) negative covenants will apply to Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries, as to whom all affirmative covenants contained in Section 5.1 of the Facility Agreement, as modified by the Closing Date Modifications, will continue to apply); provided that the additional exceptions, qualifications and baskets described below shall be included and shall be applicable to Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries):

•     Section 5.2(i)(a) and (c) (Fundamental Changes)

•     Section 5.2(iii) (Liens; Disposition of Loan Documents Rights and Obligations); provided that the following will be added to the definition of “Permitted Liens” for Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries):

o     Liens securing purchase money obligations owed by Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries) not to exceed $250,000 in the aggregate at any time outstanding; and

o     Liens securing any royalty obligations owed by Aytu to any Lender or any Affiliate of a Lender

•     Section 5.2(iv) (Indebtedness); provided that the definition of “Permitted Indebtedness” will be amended to provide that Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries) shall be permitted, (i) from and after the 91st day after the Closing Date, to incur unsecured Indebtedness in an aggregate amount outstanding not to exceed an amount to be agreed that is subordinated in right of payment to the Obligations pursuant to a subordination agreement substantially similar in form and substance to the Convertible Note Subordination Agreement or otherwise in form and substance reasonably acceptable to the Lenders, (ii) to incur purchase money obligations in an aggregate amount not to exceed $250,000 outstanding at any time and (iii) to incur unsecured indebtedness in an aggregate amount outstanding at any time not to exceed $1,000,000.

•     Section 5.2(vi) (Asset Sales and Other Dispositions); provided that Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries) shall be permitted to effect a divestiture of the Mioxsys product line and related IP. For purposes of clarity, the foregoing shall not limit assets sales and dispositions between the Loan Parties (including the New Guarantors).

•     Section 5.2(x) (Nature of Business)

•     Section 5.2(xi)(b) (Payments on Certain Indebtedness)

•     Section 5.2(xii) (Transactions with Affiliates) (except to the extent otherwise expressly permitted by the Facility Agreement)

•     Section 5.2(xiii) (Modification to Governing Documents); provided that Aytu and its Subsidiaries (other than the Borrower and its Subsidiaries) shall not be subject to the obligation to notify the Lenders of any changes to such Person’s Organizational Documents that are not materially adverse to the interests of the Secured Parties

•     Section 5.2(xiv) (Burdensome Restrictions)

•     Section 5.2(xv) (Deposit Accounts; Cash and Other Asset Deposits)

Amendments to Events of Default:

The Events of Default will be amended to apply generally to events affecting Aytu and its Subsidiaries (and will continue to apply the Borrower and its Subsidiaries); provided that:

•     the definition of “Change of Control” will be amended to reflect the ownership structure of Aytu and its Subsidiaries after giving effect to the Merger.

Other Modifications:	The Facility Agreement and the other Loan Documents will also be amended to the extent necessary to give effect to the other provisions of this Term Sheet, including, without limitation, to reflect that (a) Aytu nor any of its Subsidiaries will be Subsidiaries of the Borrower (b) the Collateral of Aytu will not also be pledged to secure the obligations under the ABL Documents and (c) to give effect to any further reasonably necessary modifications related to the Merger.
Intercreditor:	The Lenders will work in good faith with the ABL Agent to amend or otherwise modify the Intercreditor Agreement to the extent necessary to give effect to (a) the provisions of this Term Sheet, (b) the Closing Date Modifications (including to ABL Commitment Letter on the terms described in Annex B) and/or (c) the Merger.
Miscellaneous:	The Amendment Documentation (as defined in the Conditions Annex) will contain customary provisions for amendments of the type contemplated by this Letter Agreement, including, without limitation, customary non-novation language and reaffirmation of the Obligations and the Liens granted by the Loan Parties.

CONDITIONS ANNEX

The effectiveness of the Lenders’ obligation to enter into the Amendment Documentation (defined below) shall be subject solely to the satisfaction (or waiver in writing by the Lenders in their sole discretion) of the following conditions and the conditions in Section 3 of the Letter Agreement. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Letter Agreement (or, if not defined therein, in the Term Sheet) to which this Conditions Annex is attached.

1.            The definitive agreement evidencing the Closing Date Modifications, the Joinders, the ABL Agent Consent and the other documents and certificates executed or delivered in connection therewith (collectively, the “Amendment Documentation”), which (a) shall be consistent, in all material respects, in each case, with the Letter Agreement and the Term Sheet, (c) shall otherwise be satisfactory to the Agent, the Lenders, Aytu and the Borrower and (c) shall have been executed and delivered by the Borrower and each other Loan Party party thereto to the Collateral Agent and the Lenders. The Collateral Agent and the Lenders shall have received (i) executed legal opinions and resolutions in form and substance reasonably satisfactory to the Collateral Agent and the Lenders, (ii) lien searches in the jurisdiction of organization (and at the location of the chief executive office, where applicable and appropriate) of each New Guarantor, (iii) a certificate of the chief financial officer (or other officer with reasonably equivalent responsibilities) of Aytu certifying that Aytu and its Subsidiaries, taken as a whole, after giving effect to the consummation of the Merger, are Solvent, (iv) customary officer’s and secretary’s certificates attaching the organizational documents of the Borrower and each Guarantor (including the New Guarantors), and (vi) documents (including, without limitation insurance certificates and UCC-1 financing statements) effecting the requirements of clause 7 of this Annex I.

2.            The Specified Merger Agreement Representations shall be true and correct in all material respects to the extent required by the Closing Certainty Provision.

3.            The Specified Representations shall be true and correct in all material respects (unless such Specified Representations are already subject to materiality, and in such event, in all respects) as of the Closing Date or, to the extent any such Specified Representation specifically relates to an earlier date, as of such earlier date.

4.            Substantially concurrently with the execution and delivery of the Amendment Documentation, the Merger shall be consummated in accordance with the terms of Merger Agreement without giving effect to (a) any amendments, modifications or supplements thereof or (b) waivers or consents thereunder by the Borrower or its Affiliates, in the case of each of clauses (a) and (b) above in this Section 4, that are materially adverse to the interests of the Collateral Agent and the Lenders and that have not been consented to in writing (such consent not to be unreasonably withheld, conditioned or delayed) by the Lenders; it being understood that (x) any increase in the merger consideration under the Merger Agreement or (y) any change to the definition of “Company Material Adverse Effect” in the Merger Agreement shall, in each case, be deemed materially adverse to the interests of the Agent and the Lenders.

5.            On the Closing Date, after giving effect to the consummation of the Merger, neither Aytu nor any of its Subsidiaries shall have any outstanding Indebtedness other than Permitted Indebtedness (which shall include all Indebtedness contemplated by the Term Sheet).

6.            All actions necessary to establish that the Collateral Agent (for the benefit of itself, the Lenders and the other secured parties under the Loan Documents) will have perfected first priority security interests (subject to Permitted Liens (which shall include all Liens contemplated by the Term Sheet)) in the Collateral owned by each New Guarantor shall have been taken.

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7.            All expenses, fees and other amounts required to be paid on the Closing Date pursuant to the Letter Agreement (including, without limitation, the Term Sheet) shall have been paid in cash.

8.            With respect to the New Guarantors, the Lenders shall have received at least five (5) Business Days prior to the Closing Date all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act, that has been reasonably requested by the Agent or any Lender at least ten (10) days in advance of the Closing Date.

9.            The Prepayment shall have been made in cash in immediately available funds.

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ANNEX B

ABL Commitment Letter

[Attached.]

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ANNEX C

Form of Convertible Note

[Attached.]

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ANNEX D

Form of Convertible Note Subordination Agreement

This SUBORDINATION AGREEMENT (this “Agreement”), dated as of [●], 202[●], is entered into by and among (i) AYTU BIOSCIENCE, INC., a Delaware corporation (“Subordinated Lender”), (ii) NEOS THERAPEUTICS, INC., a Delaware corporation (“Borrower”), and (iii) DEERFIELD PRIVATE DESIGN FUND III, L.P. and DEERFIELD PARTNERS, L.P. (each, a “Lender” and, collectively, the “Lenders”, and, together with any other institutions or other entities from time to time parties to the Facility Agreement (as hereinafter defined) as Lenders, the “Senior Lenders”).

RECITALS

A.           Borrower and Lenders have entered into a Facility Agreement, dated as of May 11, 2016 (as the same has been amended prior to the date hereof and as the same may be further amended, restated, supplemented or otherwise modified from time to time hereafter, the “Facility Agreement”) pursuant to which, among other things, Lenders agreed, subject to the terms and conditions set forth in the Facility Agreement, to make certain loans and financial accommodations to Borrower.

B.           All of Borrower’s obligations to Senior Lenders under the Facility Agreement and the other Senior Loan Documents (as hereinafter defined) are secured by liens on and security interests in the Collateral (as defined in the Facility Agreement).

C.           On the date hereof, Borrower has issued to Subordinated Lender that certain Unsecured Convertible Promissory Note in the aggregate principal amount of up to $5,000,000 (the “Subordinated Note”).

D.           As an inducement to and as one of the conditions precedent to the agreement of Senior Lenders to consent to the transactions contemplated by the Subordinated Loan Documents (as hereinafter defined), Lenders have required the execution and delivery of this Agreement by Subordinated Lender and Borrower in order to set forth the relative rights and priorities of Senior Lenders and Subordinated Lender under the Senior Loan Documents and the Subordinated Loan Documents (as hereinafter defined).

AGREEMENT

NOW, THEREFORE, in order to induce the Lenders to consent to the transactions contemplated by the Subordinated Loan Documents, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby covenant and agree as follows:

1.            Definitions. All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Facility Agreement. In addition, the following terms shall have the following meanings in this Agreement:

“Agreement” shall have the meaning ascribed thereto in the preamble hereof.

“Bankruptcy Code” shall mean Title 11 of the United States Code, as amended from time to time, and any successor statute and all rules and regulations promulgated thereunder.

“Borrower” shall have the meaning ascribed thereto in the preamble hereof.

“Distribution” shall mean, with respect to any indebtedness or other obligation, (a) any payment or distribution by any Person of cash or other property, by set-off or otherwise, on account of such indebtedness or obligation, including, without limitation, at maturity of such indebtedness, (b) any redemption, purchase or other acquisition of such indebtedness or obligation by any Person, or (c) the granting of any lien or security interest to or for the benefit of the holders of such indebtedness or obligation in or upon any property of any Person.

“Enforcement Action” shall mean (a) to take from or for the account of Borrower or any guarantor of the Subordinated Loan(s), by set-off or in any other manner, the whole or any part of any moneys which may now or hereafter be owing by Borrower or any such guarantor with respect to the Subordinated Loan (other than as expressly provided in Section 2.1 below); (b) to sue for payment of, or to initiate or participate with others in any suit, action or proceeding against Borrower or any such guarantor, including, without limitation, commencement of an involuntary proceeding against Borrower under the Bankruptcy Code, to (i) enforce payment of or to collect the whole or any part of the Subordinated Loan (which shall include, for the avoidance of doubt, any demand or collection of payment at maturity), or (ii) commence judicial enforcement of any of the rights and remedies under the Subordinated Loan Documents or applicable law with respect to the Subordinated Loan; (c) to accelerate the Subordinated Loan(s); (d) to exercise any put option or to cause Borrower or any such guarantor to honor any redemption or mandatory prepayment obligation under any Subordinated Loan Document; or (e) to take any action under the provisions of any state or federal law, including, without limitation, the Uniform Commercial Code, or under any contract or agreement, to enforce, foreclose upon, take possession of or sell any property or assets of Borrower or any such guarantor, including the Collateral.

“Facility Agreement” shall have the meaning ascribed thereto Recital A.

“Lender” and “Lenders” shall have the meanings ascribed thereto in the preamble hereof.

“Paid in Full” or “Payment in Full” shall mean, with respect to the Senior Loans, the date of the full payment in cash and satisfaction in full of all of the obligations under the Senior Loan Documents (other than inchoate indemnity obligations for which a claim has not yet been made and any other obligations which, by their terms survive the termination of the Senior Loan Documents), and the termination of all obligations of Senior Lenders under the Senior Loan Documents (including, without limitation, any commitment to lend), and the termination of the Senior Loan Documents.

“Person” shall mean any natural person, corporation, general or limited partnership, limited liability company, firm, trust, association, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

“Proceeding” shall mean any voluntary or involuntary insolvency, bankruptcy, receivership, custodianship, liquidation, dissolution, reorganization, assignment for the benefit of creditors, appointment of a custodian, receiver, trustee or other officer with similar powers or any other proceeding for the liquidation, dissolution or other winding up of a Person.

“Senior Lenders” shall have the meaning ascribed thereto in the preamble hereof.

“Senior Loan(s)” shall mean all obligations, liabilities and indebtedness of every nature of Borrower from time to time owed to Senior Lenders under the Facility Agreement and the other Senior Loan Documents, whether now existing or hereafter created, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and from time to time hereafter owing, due or payable, whether before or after the filing of a Proceeding under the Bankruptcy Code, together with (a) any amendments, modifications, renewals, refinancings, replacements or extensions thereof, and (b) any interest accruing thereon after the commencement of a Proceeding, without regard to whether or not such interest, fees, costs or expenses are an allowed claims in any such Proceeding.

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“Senior Loan Documents” shall mean the Facility Agreement, and all promissory notes or other instruments evidencing the Senior Loan or the obligation to pay the Senior Loan, any guaranties with respect to the Senior Loan, any security agreement or other collateral document securing the Senior Loan and all other documents, agreements and instruments now existing or hereafter entered into evidencing or pertaining to all or any portion of the Senior Loan.

“Subordinated Lender” shall have the meaning ascribed thereto in the preamble to this Agreement.

“Subordinated Loan(s)” shall mean all obligations, liabilities and indebtedness of every nature of Borrower from time to time owed to Subordinated Lender pursuant to the Subordinated Loan Documents, whether now existing or hereafter created, whether primary, secondary, direct, contingent, fixed or otherwise, heretofore, now and from time to time hereafter owing, due or payable, whether before or after the filing of a Proceeding under the Bankruptcy Code together with any amendments, modifications, renewals or extensions thereof.

“Subordinated Loan Documents” shall mean the Subordinated Note, any other agreement, promissory note or other instrument evidencing the Subordinated Loan, any guaranty with respect to the Subordinated Loan, any security agreement or other collateral document securing the Subordinated Loan and all other documents, agreements and instruments now existing or hereafter entered into evidencing or pertaining to all or any portion of the Subordinated Loan.

“Subordinated Note” shall have the meaning ascribed thereto in Recital C.

2.           Subordination.

2.1.          Subordination of Subordinated Loans to Senior Loans. Borrower covenants and agrees, and Subordinated Lender likewise covenants and agrees that, notwithstanding anything to the contrary contained in any of the Subordinated Loan Documents, the payment of any and all of the Subordinated Loans shall be subordinate and subject in right and time of payment, to the extent and in the manner hereinafter set forth, to the Payment in Full of all Senior Loans. Each holder of the Senior Loans, whether now outstanding or hereafter created, incurred, assumed or guaranteed, shall be deemed to have consented to the Subordinated Loans in reliance upon the provisions contained in this Agreement. Until the Senior Loans have been Paid in Full, Borrower shall not make, and Subordinated Lenders shall not accept, any Distribution on account of any Subordinated Loan, other than (i) regularly scheduled payments of capitalized payments-in-kind of accrued interest (but not, for the sake of clarity, any payments in cash) on the Subordinated Loan due and payable on a non-accelerated basis, (ii) payments effected through conversion of indebtedness under the Subordinated Loan to common stock of Borrower (or other qualified capital stock (on terms and conditions reasonably satisfactory to Senior Lenders) of Borrower) and (iii) payments effected through conversion of the indebtedness under the Subordinated Loan to other indebtedness so long as, to the extent Borrower is an obligor thereunder, such convertible indebtedness is subject to a subordination agreement on the same terms and conditions of this Agreement and otherwise satisfactory to Senior Lenders. Subordinated Lender expressly acknowledges and agrees that if Borrower’s failure to make any payments due and payable to the Subordinated Lender under the Subordinated Loan Documents is due solely to this Agreement prohibiting any such payments, such failure shall not constitute a default or event of default under the Subordinated Loan Documents.

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2.2.          Subordinated Loan Standstill. Until the Senior Loans are Paid in Full, Subordinated Lender shall not, without the prior written consent of Senior Lenders, take any Enforcement Action with respect to the Subordinated Loans.

2.3.          Incorrect Payments. If any Distribution on account of the Subordinated Loan not permitted to be made by Borrower or accepted by Subordinated Lender under this Agreement is made to and received by Subordinated Lender, such Distribution shall not be commingled with any of the assets of Subordinated Lender, shall be held in trust by Subordinated Lender for the benefit of Senior Lenders and shall be promptly paid over to the Senior Lenders for application in accordance with the Senior Loan Documents to the payment of the Senior Loans then remaining unpaid, until all of the Senior Loans are Paid in Full.

2.4.          Subordination of Liens and Security Interests; Agreement Not to Contest; Agreement to Release any Liens. Subordinated Lender hereby acknowledges, agrees, represents and warrants that none of the Subordinated Loans nor any portion thereof is as of the date hereof, or at any time in the future shall be, secured by any lien or security interest in any of the Collateral, the equity interests in Borrower or any other asset of Borrower, or guaranteed by any Person. Without limiting the foregoing, until the Senior Loans have been Paid in Full, all liens and security interests of Subordinated Lender in the Collateral, if any, shall be and hereby are subordinated for all purposes and in all respects to the liens and security interests of Senior Lenders in the Collateral, regardless of the time, manner or order of perfection of any such liens and security interests and regardless of any failure, whether intervening or continuing, of Senior Lenders’ liens and security interests to be perfected; provided, however, that each of the parties hereto acknowledges and agrees that the existence of any lien or security interest of Subordinated Lender would constitute an automatic and immediate Event of Default under the Facility Agreement and a breach of this Agreement. Subordinated Lender agrees that it will not at any time contest the validity, perfection, priority or enforceability of the Senior Loans, the Senior Loan Documents, or the liens and security interests of Senior Lenders in the Collateral securing the Senior Loans. In the event that any lien or security interest arises in favor of Subordinated Lender, immediately upon Senior Lenders’ request, Subordinated Lender shall or shall cause its agent to promptly execute and deliver to Senior Lenders such termination statements and releases as Senior Lenders shall reasonably request to effect the release of the liens and security interests of Subordinated Lender in any such Collateral.

2.5.          Sale, Transfer or other Disposition of Subordinated Loan. The Subordinated Lender shall not sell, assign, pledge, dispose of or otherwise transfer all or any portion of the Subordinated Loans or any Subordinated Loan Document without the prior written consent of the Senior Lenders. Without limiting the foregoing, if any such sale, assignment, pledge, disposition or other transfer is made in contravention of this Agreement, the subordination effected hereby shall survive such sale, assignment, pledge, disposition or other transfer of all or any portion of the Subordinated Loans, and the terms of this Agreement shall be binding upon the successors and assigns of the Subordinated Lender.

2.6.          Legends. Until the termination of this Agreement in accordance with Section 8 hereof, Subordinated Lender will cause to be clearly, conspicuously and prominently inserted on the face of each Subordinated Loan Document, the following legend:

“This instrument or other agreement and the indebtedness, rights and obligations evidenced hereby are subordinate in the manner and to the extent set forth in that certain Subordination Agreement, dated as of [●], 202[●] (as amended, restated, supplemented or modified from time to time, the “Subordination Agreement”), by and among (I) neos therapeutics, inc. (the “Company”), (II) the Subordinated Lender identified therein, and (III) Deerfield Private Design Fund III, L.P. and DEERFIELD PARTNERS, L.P., AND THEIR RESPECTIVE successors and assigns (the “Senior LenderS”), to certain indebtedness, rights and obligations of Obligors to the Senior LenderS, and all liens and security interests of Senior Lender securing the same, all as described in the Subordination Agreement, and each holder and transferee of this instrument or agreement, by its acceptance hereof, irrevocably agrees to be bound by the provisions of the Subordination Agreement.”

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2.7.         Liquidation, Dissolution, Bankruptcy. In the event of any Proceeding involving Borrower:

(a)            Any Distribution, whether in cash, securities or other property, that would otherwise, but for the terms hereof, be payable or deliverable in respect of the Subordinated Loan, shall be paid or delivered directly to the Senior Lenders (to be held and/or applied by Senior Lenders in accordance with the terms of the Senior Loan Documents) until all of the Senior Loans are Paid in Full. Subordinated Lender irrevocably authorizes, empowers and directs any debtor, debtor in possession, receiver, trustee, liquidator, custodian, conservator or other Person having authority, to pay or otherwise deliver all such Distributions to Senior Lenders. Subordinated Lender also irrevocably authorizes and empowers Senior Lenders, in the name of Subordinated Lender, to demand, sue for, collect and receive any and all such Distributions.

(b)            Subordinated Lender agrees that Senior Lenders may consent to the use of cash collateral or provide financing to the Borrower on such terms and conditions and in such amounts as Senior Lenders, in their sole discretion, may decide and, in connection therewith, the Borrower may grant to Senior Lenders liens and security interests upon all of the property of Borrower, which liens and security interests (i) shall secure payment of the Senior Loans (whether such Senior Loans arose prior to the commencement of any Proceeding or at any time thereafter) and all other financing provided by Senior Lenders during the Proceeding, and (ii) shall be superior in priority to the liens and security interests, if any, in favor of Subordinated Lender on the property of Borrower. Subordinated Lender agrees that it will not object to or oppose a sale or other disposition of any property securing all of any part of the Senior Loans free and clear of security interests, liens or other claims of Subordinated Lender under Section 363 of the Bankruptcy Code or any other provision of the Bankruptcy Code if Senior Lenders have consented to such sale or disposition. Subordinated Lender agrees not to assert any right it may have to “adequate protection” of Subordinated Lender’s interest in any Collateral in any Proceeding. Subordinated Lender waives any claim it may now or hereafter have arising out of Senior Lenders’ election, in any Proceeding instituted under the Bankruptcy Code, of the application of Section 1111(b)(2) of the Bankruptcy Code, and/or any borrowing or grant of a security interest under Section 364 of the Bankruptcy Code by the Borrower, as debtor in possession. Subordinated Lender further agrees that it will not seek to participate or participate on any creditors’ committee of the Borrower without Senior Lenders’ prior written consent.

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(c)            Subordinated Lender agrees to execute, verify, deliver and file any proofs of claim in respect of the Subordinated Loans requested by Senior Lenders in connection with any such Proceeding and hereby irrevocably authorizes, empowers and appoints Senior Lenders as its agent and attorney-in- fact to (i) execute, verify, deliver and file such proofs of claim upon the failure of Subordinated Lender promptly to do so prior to thirty (30) days before the expiration of the time to file any such proof of claim, and (ii) vote such claim in any such Proceeding upon the failure of Subordinated Lender to do so prior to fifteen (15) days before the expiration of the time to vote any such claim; provided, however, that Senior Lenders shall have no obligation to execute, verify, deliver, file and/or vote any such proof of claim. In the event that Senior Lenders vote any claim in accordance with the authority granted hereby, Subordinated Lender shall not be entitled to change or withdraw such vote. Subordinated Lender hereby assigns to Senior Lenders or their nominee (and will, upon request of Senior Lenders, reconfirm in writing the assignment to Senior Lenders or its nominee of) all of its rights under such claims.

(d)            The Senior Loans shall continue to be treated as the Senior Loans and the provisions of this Agreement shall continue to govern the relative rights and priorities of Senior Lenders and Subordinated Lender even if all or part of the Senior Loans or the security interests securing the Senior Loans are subordinated, set aside, avoided, invalidated or disallowed in connection with any such Proceeding, and this Agreement shall be reinstated if at any time any payment of any of the Senior Loans is rescinded or must otherwise be returned by any holder of the Senior Loans or any representative of such holder.

3.           Modifications.

3.1.          Modifications to Senior Loan Documents. Senior Lenders may at any time and from time to time without the consent of Subordinated Lenders, without providing any notice to the Senior Lenders, without incurring liability to Subordinated Lenders and without impairing or releasing the obligations of Subordinated Lender under this Agreement, change the manner or place of payment or alter any of the terms of the Senior Loans, or amend in any manner any agreement, note, guaranty or other instrument evidencing or securing or otherwise relating to the Senior Loans.

3.2.          Modifications to Subordinated Loan Documents; Maximum Principal Amount of Subordinated Loan. Until the Senior Loans have been Paid in Full, and notwithstanding anything to the contrary contained in the Subordinated Loan Documents, Subordinated Lender shall not, without the prior written consent of the Senior Lenders, agree to any amendment, modification or supplement to the Subordinated Loan Documents other than, so long as a copy is provided to Senior Lenders, an amendment for the sole purpose of extending the maturity date of the Subordinated Loans. Nothing herein, including the provisions of this Agreement pertaining to subordination of liens on the Collateral, shall be construed to imply Senior Lenders’ consent to any Subordinated Loan Document which grants a lien upon any of the Collateral or the making of any other loans or other advances by Subordinated Lender.

4.           Waiver of Certain Rights by Subordinated Lender.

4.1.          Marshaling. Subordinated Lender hereby waives any rights it may have under applicable law to assert the doctrine of marshaling or to otherwise require Senior Lenders to marshal any property of Borrower or any other guarantor of the Senior Loans for the benefit of Subordinated Lender.

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4.2.          Rights Relating to Senior Lenders’ Actions with respect to the Collateral. Subordinated Lender hereby waives, to the extent permitted by applicable law, any rights which it may have to enjoin or otherwise obtain a judicial or administrative order preventing any Senior Lender from taking, or refraining from taking, any action with respect to all or any part of the Collateral. Without limitation of the foregoing, Subordinated Lender hereby agrees (a) that it has no right to direct or object to the manner in which Senior Lender enforces its rights and remedies with respect to, or applies the proceeds of the Collateral resulting from the exercise by any Senior Lender of rights and remedies under the Senior Loan Documents to the Senior Loans, and (b) that no Senior Lender has assumed any obligation to act as the agent for Subordinated Lender with respect to the Collateral.

4.3.          Rights Relating to Disclosures. Subordinated Lender hereby agrees that Senior Lenders have not assumed any obligation or duty to disclose information regarding Borrower or the Senior Loans to Subordinated Lender, and Senior Lenders shall not have a special or fiduciary relationship to Subordinated Lender. Subordinated Lender hereby fully waives and releases Senior Lenders from any affirmative disclosures which may be required of Senior Lenders under applicable law.

5.            Construction. The terms of this Agreement were negotiated among business persons sophisticated in the area of business finance, and accordingly, in construing the terms of this Agreement, no rule or law which would require that this instrument be construed against the party who drafted this instrument shall be given any force or effect.

6.            Modification of this Agreement. No modification or waiver of any provision of this Agreement, or consent to any departure by any party from the terms hereof, shall be effective in any event unless the same is in writing and signed by Senior Lenders or such other holder of the Senior Loans and Subordinated Lender or such other holder of the Subordinated Loans, and then such modification, waiver or consent shall be effective only in the specific instance and for the specific purpose given. Any notice to or demand on any party hereto in any event not specifically required hereunder shall not entitle the party receiving such notice or demand to any other or further notice or demand in the same, similar or other circumstances unless specifically required hereunder.

7.            Further Assurances. Each party to this Agreement promptly will execute and deliver such further instruments and agreements and do such further acts and things as may be reasonably requested in writing by any other party hereto that may be necessary or desirable in order to effect fully the purposes of this Agreement.

8.            Continuing Agreement. This is a continuing agreement and will remain in full force and effect until all of the obligations under the Senior Loan Documents have been Paid in Full after which this Agreement shall terminate without further action on the part of the parties hereto; provided, that if any payment is, subsequent to such termination, recovered from any holder of Senior Loans, this Agreement shall be reinstated. This Agreement will continue to be effective or will be reinstated, as the case may be, if at any time payment of all or any part of the Senior Loan Documents or the obligations thereunder is rescinded or must otherwise be returned by Senior Lenders upon insolvency, bankruptcy, or reorganization of any Obligor or otherwise, all as though such payment had not been made.

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9.            Notices. Any notice, request or other communication to be given or made under this Agreement shall be in writing. Such notice, request or other communication shall be deemed to have been duly given or made when it shall be delivered by hand, overnight mail, international courier (confirmed by facsimile), electronic mail or facsimile to the party to which it is required or permitted to be given or made at such party’s address specified below or at such other address as such party shall have designated by notice to the other parties:

If to Senior Lenders at:

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, NY 10017

Attn: David J. Clark

Email: dclark@deerfield.com

If to Borrower, at:

Neos Therapeutics, Inc.

2940 N. Hwy 360, Suite 400

Grand Prairie, TX 75050

E-mail: reisenstadt@neostx.com

Attention: Richard Eisenstadt

If to Subordinated Lender, at:

Aytu Bioscience, Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Email:

Attention:

If mailed, notice shall be deemed to be given five (5) days after being sent, and if sent by personal delivery, email or prepaid courier, notice shall be deemed to be given when delivered.

10.          Successors and Assigns. This Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and assigns of Senior Lenders, Subordinated Lender and Borrower; provided, however, that neither Subordinated Lender nor Borrower may assign this Agreement in whole or in part without the prior written consent of Senior Lenders or as permitted by Section 2.5. Senior Lenders may, from time to time, without notice to Subordinated Lender, assign or transfer any or all of the Senior Loans or any interest therein to any Person and, notwithstanding any such assignment or transfer, or any subsequent assignment or transfer, the Senior Loans shall, subject to the terms hereof, be and remain the Senior Loans for purposes of this Agreement, and every permitted assignee or transferee of any of the Senior Loans or of any interest therein shall, to the extent of the interest of such permitted assignee or transferee in the Senior Loans, be entitled to rely upon the subordination provided under this Agreement and shall be entitled to enforce the terms and provisions hereof to the same extent as if such assignee or transferee were initially a party hereto.

11.          No Waiver or Novation. No waiver shall be deemed to have been made by any party to this Agreement of any of its rights under this Agreement unless the same shall be in writing and duly signed by its duly authorized officers, and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of any party to this Agreement in any other respect at any time. No executory agreement shall be effective to change, modify or to discharge, in whole or in part, this Agreement, unless such executory agreement is in writing and duly signed by the duly authorized officers of each party to this Agreement.

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12.         APPLICABLE LAW; CONSENT TO JURISDICTION.

12.1.        As part of the consideration and mutual promises being exchanged and given in connection with this Agreement, the parties hereto agree that all claims, controversies and disputes of any kind or nature arising under or relating in any way to the enforcement or interpretation of this Agreement or to the parties’ dealings, rights or obligations in connection herewith, including disputes relating to the negotiations for, inducements to enter into, or execution of, this Agreement, and disputes concerning the interpretation, enforceability, performance, breach, termination or validity of all or any portion of this Agreement shall be governed by the laws of the State of New York without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

12.2.        The parties hereto agree that all claims, controversies and disputes of any kind or nature relating in any way to the enforcement or interpretation of this Agreement or to the parties’ dealings, rights or obligations in connection herewith, shall be brought exclusively in the state and federal courts sitting in The City of New York, borough of Manhattan. With respect to any such claims, controversies or disputes, each of the Parties hereby irrevocably:

12.2.1.      submits itself and its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action in any court or tribunal other than the aforesaid courts;

12.2.2.      waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding (A) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 12, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by the applicable law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter hereof, may not be enforced in or by such courts; and

12.2.3.      WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.

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13.          Miscellaneous.

13.1.        Conflict. In the event of any conflict between any term, covenant or condition of this Agreement and any term, covenant or condition of any of the Subordinated Loan Documents, the provisions of this Agreement shall control and govern.

13.2.        Headings. The paragraph headings used in this Agreement are for convenience only and shall not affect the interpretation of any of the provisions hereof.

13.3.        Counterparts. This Agreement and any amendment hereto may be executed and delivered in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract, and each party hereto forever waives any such defense.

13.4.        Severability. In the event that any provision of this Agreement is deemed to be invalid, illegal or unenforceable by reason of the operation of any law or by reason of the interpretation placed thereon by any court or governmental authority, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby, and the affected provision shall be modified to the minimum extent permitted by law so as most fully to achieve the intention of this Agreement.

13.5.        Relative Rights. This Agreement shall define the relative rights of Senior Lenders and Subordinated Lender. Nothing in this Agreement shall (a) impair, as between Borrower and Senior Lenders, the obligation of Borrower with respect to the payment of the Senior Loans and the Subordinated Loans in accordance with their respective terms, or (b) affect the relative rights of Senior Lenders or Subordinated Lender with respect to any other creditors of Borrower.

13.6.        Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

13.7.        Interpretative Matters. Unless otherwise indicated or the context otherwise requires, (a) all references to Sections, Schedules, Appendices or Exhibits are to Sections, Schedules, Appendices or Exhibits contained in or attached to this Agreement, (b) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (c) the words “hereof,” “herein” and words of similar effect shall reference this Agreement in its entirety, and (d) the use of the word “including” in this Agreement shall be by way of example rather than limitation.

[SIGNATURES APPEAR ON FOLLOWING PAGES]

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IN WITNESS WHEREOF, intending to be legally bound, and intending that this Agreement constitute an instrument executed and delivered under seal, the parties have caused this Agreement to be executed under seal as of the date first written above.

SENIOR LENDERS;

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By:	Deerfield Mgmt III, L.P., its General Partner
By:	J.E. Flynn Capital III, LLC, its General Partner

By:
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD PARTNERS, L.P.

By:	Deerfield Mgmt, L.P., its General Partner
By:	J.E. Flynn Capital, LLC, its General Partner

By:
Name:	David J. Clark
Title:	Authorized Signatory

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SUBORDINATED LENDER:

AYTU BIOSCIENCE, INC.

By:
Name:
Title:

2

BORROWER:

NEOS THERAPEUTICS, INC.

By:
Name:
Title:

3

Exhibit 10.6

Execution Version

LIMITED WAIVER

This LIMITED WAIVER (this “Waiver”), dated as of December 10, 2020, is entered into by and among NEOS THERAPEUTICS, INC., a Delaware corporation (the “Borrower”), NEOS THERAPEUTICS COMMERCIAL, LLC, a Delaware limited liability company (“Commercial”), NEOS THERAPEUTICS BRANDS, LLC, a Delaware limited liability company (“Brands”), NEOS THERAPEUTICS, LP, a Texas limited partnership (“Neos LP”), and PHARMAFAB TEXAS, LLC, a Texas limited liability company (“PharmaFab”, together with Commercial, Brands and Neos LP, each individually a “Guarantor”, and collectively, the “Guarantors”), DEERFIELD PRIVATE DESIGN FUND III, L.P. (“DP3”) and DEERFIELD PARTNERS, L.P. (“DP”; and together with DP3, collectively, the “Lenders” and each, a “Lender”) and DEERFIELD MGMT, L.P., as collateral agent for itself, the Lenders and the other Secured Parties (in such capacity, together with its successors and assigns in such capacity, “Collateral Agent”).

W I T N E S S E T H:

WHEREAS, the Borrower and the Lenders are parties to that certain Facility Agreement, dated as of May 11, 2016 (as amended by (a) that certain First Amendment to Facility Agreement, dated as of June 1, 2017, by and among the Borrower, the Guarantors party thereto and the Lenders, (b) that certain Second Amendment to Facility Agreement, dated as of November 5, 2018, by and among the Borrower, the Guarantors party thereto and the Lenders, (c) that certain Third Amendment to Facility Agreement, dated as of March 26, 2019, by and among the Borrower, the Guarantors party thereto and the Lenders, (d) that certain Fourth Amendment to Facility Agreement, dated as of October 2, 2019, by and among the Borrower, the Guarantors party thereto and the Lenders, (e) that certain Consent, dated as of April 6, 2020, by and among the Borrower, the Guarantors party thereto and the Lenders, (f) that certain Fifth Amendment to Facility Agreement, dated as of May 6, 2020, by and among the Borrower, the Guarantors party thereto and the Lenders, (g) that certain Limited Waiver (the “August 2020 Waiver”), dated as of August 10, 2020, by and among the Borrower, the Guarantors party thereto and the Lenders; and (h) that certain Limited Waiver (the “November 2020 Waiver”), dated as of November 6, 2020, by and among the Borrower, the Guarantors party thereto and the Lenders, and as further amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Existing Facility Agreement;” and the Existing Facility Agreement, as modified by this Waiver, the “Facility Agreement”), pursuant to which the Lenders agreed to make certain loans and other financial accommodations to Borrower;

WHEREAS, pursuant to Section 5.1(v) of the Existing Facility Agreement, no financial statements delivered under such Section shall include any explanatory paragraph expressing substantial doubt as to going concern status (a “Going Concern Exception;” and the requirement that there be no such Going Concern Exception, the “Going Concern Condition”);

WHEREAS, the Borrower (a) previously notified the Lenders and the Collateral Agent that the quarterly financial statements of the Borrower and its Subsidiaries with respect to the fiscal quarter ended June 30, 2020 (the “Initial Subject Fiscal Quarter”), would contain a Going Concern Exception; (b) has notified the Lenders and the Collateral Agent that the quarterly financial statements of the Borrower and its Subsidiaries with respect to the fiscal quarter ended September 30, 2020; (the “Q3 Subject Fiscal Quarter”); and (c) has notified the Lenders and the Collateral Agent that each of (i) the quarterly and annual financial statements of the Borrower and its Subsidiaries with respect to the fiscal quarter and year ending December 31, 2020 (the “Q4 Subject Fiscal Quarter”), (ii) the quarterly financial statements of the Borrower and its Subsidiaries with respect to the fiscal quarter ending March 31, 2021 (the “Q1-21 Subject Fiscal Quarter”) and (iii) the quarterly financial statements of the Borrower and its Subsidiaries with respect to the fiscal quarter ending June 30, 2021 (the “Q2-21 Subject Fiscal Quarter”; and together with the Initial Subject Fiscal Quarter, the Q3 Subject Fiscal Quarter, the Q4 Subject Fiscal Quarter, the Q1-21 Subject Fiscal Quarter and the Q2-21 Subject Fiscal Quarter, each a “Subject Fiscal Quarter” and collectively, the “Subject Fiscal Quarters”), may contain a Going Concern Exception;

WHEREAS, pursuant to the August 2020 Waiver, the Borrower requested, and the Lenders and the Collateral Agent agreed, to irrevocably waive the Going Concern Condition solely with respect to the Initial Subject Fiscal Quarter and solely during the period commencing on August 10, 2020 and ending on the earliest to occur of (a) the date on which the quarterly financial statements for the fiscal quarter ending September 30, 2020, are filed with the SEC, (b) November 9, 2020 and c) the first date after August 10, 2020 on which an Event of Default (other than, for the avoidance of doubt, an Event of Default arising solely as a result of the failure of the Borrower to satisfy the Going Concern Condition with respect to the Initial Subject Fiscal Quarter) has occurred and is continuing under the Facility Agreement;

WHEREAS, pursuant to the November 2020 Waiver, the Borrower requested, and the Lenders and the Collateral Agent agreed, to extend the duration of waivers granted under the August 2020 Waiver solely during the pendency of the Existing Waiver Period (as defined below), and to irrevocably waive the Going Concern Condition solely with respect to the Q3 Subject Fiscal Quarter and solely during the period commencing on November 6, 2020 and ending on the earliest to occur of (a) the date on which the quarterly financial statements for the fiscal quarter and year ending December 31, 2020, are filed with the SEC, (b) March 31, 2021, and (c) the first date after November 6, 2020 on which an Event of Default (other than, for the avoidance of doubt, an Event of Default arising solely as a result of the failure of the Borrower to satisfy the Going Concern Condition with respect to the Initial Subject Fiscal Quarter) has occurred and is continuing under the Facility Agreement (such period, the “Existing Waiver Period”);

WHEREAS, the Borrower is contemporaneously entering into that certain Agreement and Plan of Merger, among Aytu Bioscience, Inc., a Delaware corporation (“Aytu”), and Neutron Acquisition Sub, Inc., a Delaware corporation, dated as of the date hereof (the “Merger Agreement” and the merger contemplated thereby, the “Merger”), and in connection therewith, the Lenders, the Borrower and Aytu are entering into a letter agreement, dated as of the date hereof (the “Letter Agreement”);

WHEREAS, the Letter Agreement and the waivers granted hereunder will expire on the earliest to occur of (a) the consummation of the Merger, (b) any termination of the Merger Agreement, and (c) September 10, 2021 (such earliest date, the “Merger-Related Termination Date”);

WHEREAS, the Borrower has requested that the Lenders and the Collateral Agent extend the Existing Waiver Period and continue to irrevocably waive the Going Concern Condition solely with respect to (a) the Initial Subject Fiscal Quarter, solely during the period commencing on August 10, 2020 and ending on the earlier to occur of (i) the first date following the waiver on which an Event of Default has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of the failure of the Borrower to satisfy the Going Concern Condition with respect to any Subject Fiscal Quarter) has occurred and is continuing under the Facility Agreement and (ii) the Merger-Related Termination Date (the “Extended Waiver Period”) and (b) the Q3 Subject Fiscal Quarter, solely during the period commencing on November 6, 2020 and ending on the conclusion of the Extended Waiver Period;

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WHEREAS, the Borrower has requested that the Lenders and the Collateral Agent irrevocably waive the Going Concern Condition (a) solely with respect to the Q4 Subject Fiscal Quarter and solely with respect to the period commencing on the date on which the financial statements for the fiscal year ending December 31, 2020, are filed with the SEC and ending on the earlier to occur of (i) the first date following the waiver on which an Event of Default has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of the failure of the Borrower to satisfy the Going Concern Condition with respect to any Subject Fiscal Quarter) has occurred and is continuing under the Facility Agreement and (ii) the Merger-Related Termination Date (the “Q4 Subject Fiscal Quarter Additional Waiver Period”), (b) solely with respect to the Q1-21 Subject Fiscal Quarter and solely with respect to the period commencing on the date on which the financial statements for the fiscal quarter ending March 31, 2021, are filed with the SEC and ending on the earlier to occur of (i) the first date following the waiver on which an Event of Default has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of the failure of the Borrower to satisfy the Going Concern Condition with respect to any Subject Fiscal Quarter) has occurred and is continuing under the Facility Agreement and (ii) the Merger-Related Termination Date (the “Q1-21 Subject Fiscal Quarter Additional Waiver Period”) and (c) solely with respect to the Q2-21 Subject Fiscal Quarter and solely with respect to the period commencing on the date on which the financial statements for the fiscal quarter ending June 30, 2021, are filed with the SEC and ending on the earlier to occur of (i) the first date following the waiver on which an Event of Default has occurred and is continuing (other than, for the avoidance of doubt, an Event of Default arising solely as a result of the failure of the Borrower to satisfy the Going Concern Condition with respect to any Subject Fiscal Quarter) has occurred and is continuing under the Facility Agreement, and (ii) the Merger-Related Termination Date (the “Q2-21 Subject Fiscal Quarter Additional Waiver Period”; and together with the Q4 Additional Waiver Period, the Q1-21 Additional Waiver Period and the Extended Waiver Periods, the “Waiver Periods”; and each, a “Waiver Period”); and

WHEREAS, on the terms and subject to the conditions set forth herein, the Lenders party hereto, constituting at least Required Lenders, are willing to waive the Going Concern Condition solely with respect to each Subject Fiscal Quarter and solely during the pendency of the Waiver Period applicable thereto;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.    Defined Terms. Capitalized terms used herein (including in the preamble and recitals above) but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Facility Agreement.

SECTION 2.    Waiver. Subject to the terms and conditions of this Waiver, and in reliance upon the representations and warranties of the Loan Parties set forth in Section 4 below, the Lenders party hereto, constituting at least Required Lenders, and the Collateral Agent hereby irrevocably waive the Going Concern Condition (a) solely with respect to the Initial Subject Fiscal Quarter and the Q3 Subject Fiscal Quarter, solely during the pendency of the Extended Waiver Period, (b) solely with respect to the Q4 Subject Fiscal Quarter, solely during the pendency of the Q4 Subject Fiscal Additional Waiver Period, (c) solely with respect to the Q1-21 Subject Fiscal Quarter, solely during the pendency of the Q1-21 Subject Fiscal Additional Waiver Period and (d) solely with respect to the Q2-21 Subject Fiscal Quarter, solely during the pendency of the Q2-21 Subject Fiscal Additional Waiver Period. For the avoidance of doubt, the parties hereto acknowledge and agree that nothing contained in this Waiver or the Letter Agreement shall constitute, or obligate any of the Lenders or the Collateral Agent to grant, a waiver in respect of any financial statements of Aytu.

SECTION 3.    Conditions. The effectiveness of this Waiver is subject to the satisfaction of the following conditions precedent:

(a)       the execution and delivery of this Waiver by the Borrower, the Guarantors, the Lenders party hereto (constituting at least Required Lenders) and the Collateral Agent;

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(b)       the representations and warranties in Section 4 hereof being true, correct and complete in all material respects (without duplication of any materiality qualifier), except to the extent that any such representation or warranty relates to a specific earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date (without duplication of any materiality qualifier);

(c)       on the date hereof, the Merger Agreement shall have been entered into by the Borrower and the other parties thereto, and the Letter Agreement shall have been entered into by the Borrower and the Lenders party hereto; and

(d)       immediately after giving effect to this Waiver, no Default or Event of Default has occurred and is continuing.

SECTION 4.    Representations and Warranties. Each Loan Party Obligor party hereto hereby represents and warrants to each of the Secured Parties as follows as of the date hereof:

(a)       Each Loan Party Obligor is validly existing as a corporation, limited liability company or limited partnership, as applicable, and is in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable. Each Loan Party Obligor (i) has full power and authority (and all governmental licenses, authorizations, permits (including all Health Care Permits and other Permits), consents and approvals) to (A) own its properties and conduct its business and (B) to (x) enter into, and perform its obligations under, this Waiver and the other Loan Documents and (y) consummate the transactions contemplated under this Waiver and the other Loan Documents, and (ii) is duly qualified as a foreign corporation, limited liability company or limited partnership, as applicable, and licensed and in good standing, under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification or license, in each case of this clause (ii), where the failure to be so qualified, licensed or in good standing could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

(b)      The execution, delivery and performance of this Waiver and the other Loan Documents, in each case, have been duly authorized by each Loan Party Obligor, and no further consent or authorization is required by any Loan Party Obligor, any Loan Party Obligor’s board of directors (or other equivalent governing body) or the holders of any Loan Party Obligor’s Stock. This Waiver has been duly executed and delivered by each of the Loan Party Obligors and constitutes a valid, legal and binding obligation of each Loan Party Obligor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium or other similar laws affecting creditors’ rights generally (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Waiver by each Loan Party Obligor party hereto and the consummation of the transactions contemplated hereby will not (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien upon any assets of any such Loan Party Obligor pursuant to, any agreement, document or instrument to which such Loan Party Obligor is a party or by which any Loan Party Obligor is bound or to which any of the assets or property of any Loan Party Obligor is subject, except, with respect to this clause (A), as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, (B) result in any violation of or conflict with the provisions of such Loan Party Obligor’s Organizational Documents, (C) result in the violation of any Applicable Law, (D) result in the violation of any judgment, order, rule, regulation or decree of any Governmental Authority, or (E) violate, conflict with or cause a breach or default under any agreement or instrument binding upon it, except, with respect to clauses (C) and (E) only, as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. No consent, approval, Authorization or order of, or registration or filing with any Governmental Authority is required for (i) the execution, delivery and performance of this Waiver.

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(c)       Immediately after giving effect to this Waiver (including Section 2 hereof) the representations and warranties of the Loan Party Obligors contained in the Loan Documents shall, in each case, be true, correct and complete in all material respects (without duplication of any materiality provision contained therein) on and as of the date hereof (or any earlier date with respect to which any such representation or warranty relates).

(d)       Immediately after giving effect to this Waiver (including Section 2 hereof), no Default or Event of Default shall have occurred and be continuing.

SECTION 5.    Fees, Costs and Expense Reimbursement. The Loan Party Obligors agree to pay on the date of this Waiver all fees, costs and expenses (including attorneys’ fees) incurred by the Secured Parties in connection with this Waiver and any other Loan Document and the transactions contemplated hereby and thereby.

SECTION 6.    Captions. Captions used in this Waiver are for convenience only and shall not modify or affect the interpretation or construction of this Waiver.

SECTION 7.    Counterparts. This Waiver may be executed in several counterparts, and by each party hereto on separate counterparts, each of which and any photocopies, facsimile copies and other electronic methods of transmission thereof shall be deemed an original, but all of which together shall constitute one and the same agreement.

SECTION 8.    Severability. If any provision of this Waiver shall be invalid, illegal or unenforceable in any respect under any Applicable Law, the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby. The parties hereto shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provision.

SECTION 9.    Entire Agreement. The Facility Agreement, as modified hereby, together with all other Loan Documents, contains the entire understanding among the parties hereto with respect to the matters covered thereby and supersedes any and all other written and oral communications, negotiations, commitments and writings with respect thereto.

SECTION 10.  Successors; Assigns. This Waiver shall be binding upon the Borrower, the other Loan Party Obligors, the Lenders and the Collateral Agent and their respective successors and permitted assigns, and shall inure to the benefit of the Borrower, the other Loan Party Obligors, the Lenders, the Collateral Agent and the other Secured Parties and the successors and assigns of the Lenders, the Collateral Agent and the other Secured Parties. No other Person shall be a direct or indirect legal beneficiary of, or have any direct or indirect cause of action or claim in connection with, this Waiver or any of the other Loan Documents. No Loan Party Obligor may assign or transfer any of its rights or obligations under this Waiver without the prior written consent of the Collateral Agent and each Lender, and any prohibited assignment or transfer shall be absolutely void ab initio.

SECTION 11.   Governing Law. ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY, ENFORCEMENT AND INTERPRETATION OF THIS WAIVER SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED IN SUCH STATE. SECTION 6.4 OF THE FACILITY AGREEMENT IS INCORPORATED HEREIN, MUTATIS MUTANDIS.

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SECTION 12.  Reaffirmation and Ratification; No Novation. Each Loan Party Obligor party hereto as debtor, grantor, pledgor, guarantor, assignor, or in any other similar capacity in which such Person grants Liens in its property or otherwise acts as accommodation party or guarantor, as the case may be pursuant to the Loan Documents, hereby (i) ratifies and reaffirms all of its payment and performance obligations, contingent or otherwise, under the Facility Agreement and each other Loan Document to which it is a party and (ii) to the extent such Person granted Liens or security interests in any of its property pursuant to any Loan Documents as security for or otherwise guaranteed the Obligations under or with respect to the Loan Documents, ratifies and reaffirms such guarantee and grant (and the validity and enforceability thereof) of Liens and confirms and agrees and acknowledges that such Liens and security interests, and all Collateral heretofore pledged as security for such obligations, continue to be and remain collateral for such obligations from and after the date hereof and from and after the date hereof. Each Loan Party Obligor party hereto hereby consents to this Waiver and acknowledges that the Facility Agreement and each other Loan Document remains in full force and effect and is hereby ratified and reaffirmed. The execution and delivery of this Waiver shall not operate as a waiver of any right, power or remedy of the Collateral Agent, the Lenders or any other Secured Party, constitute a waiver of any provision of the Facility Agreement or any other Loan Document or serve to effect a novation of the obligations (including the Obligations). For the avoidance of doubt, this Waiver is not intended by the parties to be, and shall not be construed to be, a novation of the Facility Agreement and the other Loan Documents or an accord and satisfaction in regard thereto.

SECTION 13.  Effect on Loan Documents.

(a)       The Facility Agreement, as modified hereby, and each of the other Loan Documents, shall be and remain in full force and effect in accordance with their respective terms and hereby are ratified and confirmed in all respects. The execution, delivery, and performance of this Waiver shall not operate, except with respect to the waiver expressly set forth herein, as a waiver of, consent to, or a modification or amendment of, any right, power, or remedy of any Secured Party under the Facility Agreement or any other Loan Document. Except for the waiver expressly set forth herein, the Facility Agreement and the other Loan Documents shall remain unchanged and in full force and effect. The waiver set forth herein is limited to the specified provisions of this Waiver, shall not apply with respect to any facts or occurrences other than those on which the same are based, shall neither excuse future non-compliance with this Waiver, the Facility Agreement and the other Loan Documents nor operate as a waiver of any Default or Event of Default, shall not operate as a consent to any further or other matter under this Waiver, the Facility Agreement and the other Loan Documents and shall not be construed as an indication that any waiver of covenants or any other provision of this Waiver, the Facility Agreement or any other Loan Document will be agreed to, it being understood that the granting or denying of any waiver which may hereafter be requested by Borrower or any other Loan Party Obligor remains in the sole and absolute discretion of the Collateral Agent and the Lenders.

(b)       Upon the effectiveness of this Waiver, each reference in the Facility Agreement to “this Agreement”, “hereunder”, “herein”, “hereof” or words of like import referring to the Facility Agreement, and each reference in the other Loan Documents to “the Facility Agreement”, “thereunder”, “therein”, “thereof” or words of like import referring to the Facility Agreement, shall mean and be a reference to the Facility Agreement as modified by this Waiver.

(c)       This Waiver is a Loan Document.

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SECTION 14.  Guarantors’ Acknowledgment and Agreement. Although the Guarantors party hereto have been informed of the matters set forth herein and have agreed to the same, each such Guarantor understands, acknowledges and agrees that none of the Secured Parties has any obligations to inform such Guarantor of such matters in the future or to seek its acknowledgment or agreement to future amendments, restatements, supplements, changes, modifications, waivers or consents, and nothing herein shall create such a duty.

SECTION 15.  Release.

(a)       As of the date of this Waiver, each Loan Party Obligor, for itself and on behalf of its successors, assigns, Subsidiaries and such Loan Party Obligor’s and its Subsidiaries’ officers, directors (and any equivalent governing body), employees, agents, representatives, advisors, consultants, accountants and attorneys, and any Person acting for or on behalf of, or claiming through it (collectively, the “Releasing Persons”), hereby waives, releases, remises and forever discharges each Secured Party, each of their respective Affiliates and successors in title, and past, present and future officers, directors, employees, limited partners, general partners, investors, attorneys, assigns, subsidiaries, shareholders, trustees, agents and other professionals of the foregoing entities and all other Persons and entities to whom any Secured Party would be liable if such Persons were found to be liable to such Releasing Persons (each a “Releasee” and collectively, the “Releasees”), from any and all past, present and future claims, suits, liens, lawsuits, amounts paid in settlement, debts, deficiencies, disbursements, demands, obligations, liabilities, causes of action, damages, losses, costs and expenses of any kind or character, whether based in equity, law, contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law (each a “Claim” and collectively, the “Claims”), whether known or unknown, fixed or contingent, direct, indirect, or derivative, asserted or unasserted, matured or unmatured, foreseen or unforeseen, past or present, liquidated or unliquidated, suspected or unsuspected, which such Releasing Persons ever had from the beginning of the world until (and including) the date hereof, against any such Releasing Person which relates, directly or indirectly, to the Facility Agreement, any other Loan Document, any Equity Document, the Stock owned by any Releasee or to any acts or omissions of any such Releasee with respect to the Facility Agreement, any other Loan Document, any Equity Document, or any Stock owned by any Releasee, or to the lender-borrower relationship evidenced by the Facility Agreement and the other Loan Documents (including as modified hereby, as applicable) or the Stock holder relationship evidenced by the Equity Documents.

(b)      As to each and every Claim released hereunder, each Loan Party Obligor hereby agrees, represents and warrants that it has received the advice of legal counsel with regard to the releases contained herein, and having been so advised, specifically waives the benefit of the provisions of Section 1542 of the Civil Code of California which provides as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

(c)       As to each and every Claim released hereunder, each Loan Party Obligor also waives the benefit of each other similar provision of applicable federal, state or foreign law (including without limitation the laws of the State of New York), if any, pertaining to general releases after having been advised by legal counsel to such Loan Party Obligor with respect thereto.

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(d)       Each Loan Party Obligor acknowledges that it may hereafter discover facts different from or in addition to those now known or believed to be true with respect to such Claims and agrees that this Waiver shall be and remain effective in all respects notwithstanding any such differences or additional facts. Each Loan Party Obligor understands, acknowledges and agrees that the release set forth above in this Section 15 may be pleaded as a full and complete defense and may be used as a basis for an injunction against any action, suit or other proceeding which may be instituted, prosecuted or attempted in breach of the provisions of such release.

(e)       Each Loan Party Obligor hereby agrees, represents, and warrants that (i) neither such Loan Party Obligor nor any other Releasing Person has voluntarily, by operation of law or otherwise, assigned, conveyed, transferred or encumbered, either directly or indirectly, in whole or in part, any right to or interest in any of the Claims released pursuant to this Section 15; (ii)(A) this Waiver has been entered into (1) without force or duress and (2) of the free will of each such Person and (B) the decision of such undersigned to enter into this Waiver is a fully informed decision and such undersigned is aware of all legal and other ramifications of each such decision; and (iii) such Loan Party Obligor has (A) read and understands this Waiver (including the release granted in this Section 15 and the Facility Agreement), (B) consulted with and been represented by independent legal counsel of its own choosing in negotiations for and the preparation of this Waiver, (C) read this Waiver in full and final form, and (D) been advised by its counsel of its rights and obligations under this Waiver.

(f)        Each Loan Party Obligor, for itself and on behalf of each other Releasing Person, hereby absolutely, unconditionally and irrevocably covenants and agrees with and in favor of each Releasee above that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by such Person pursuant to the above release in this Section 15. Each Loan Party Obligor further agrees that it shall not dispute the validity or enforceability of this Waiver, the Facility Agreement, any of the other Loan Documents, or any Equity Document, or any of its obligations hereunder or thereunder, or the creation, validity, perfection, priority, enforceability or the extent of the Collateral Agent’s security interest or Lien on any item of Collateral under the Facility Agreement, the Security Agreement and the other Loan Documents or the providing of any “control” (within the meaning of Articles 8 and 9 under the applicable UCC) under any Control Agreement or any other Loan Document. If any Loan Party Obligor or any other Releasing Person breaches or otherwise violates the foregoing covenant and provisions, such Loan Party Obligor, for itself and its Releasing Persons, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys’ fees, expenses and costs and any other fees, expenses and costs incurred by such Releasee as a result of such breach or violation.

(g)      The provisions of this Section 15 shall survive the termination of the Facility Agreement, the other Loan Documents and the Equity Documents and the payment in full of the Obligations.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have executed this Waiver as of the date first set forth above.

BORROWER:

NEOS THERAPEUTICS, INC.,
a Delaware corporation

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Title:	Chief Financial Officer

GUARANTORS:

NEOS THERAPEUTICS COMMERCIAL, LLC, a Delaware limited liability company

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Title:	Chief Financial Officer

NEOS THERAPEUTICS BRANDS, LLC,
a Delaware limited liability company

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Title:	Chief Financial Officer

NEOS THERAPEUTICS, LP,
a Texas limited partnership

By:	PharmaFab Texas, LLC, its general partner

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Title:	Chief Financial Officer

Signature Page – Neos Therapeutics Waiver

PHARMAFAB TEXAS, LLC,
a Texas limited liability company

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Title:	Chief Financial Officer

Signature Page – Neos Therapeutics Waiver

COLLATERAL AGENT:

Deerfield Mgmt, L.P.

By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ David J. Clark
Name:	David J. Clark
Title:	Authorized Signatory

LENDERS:

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By:	Deerfield Mgmt III, L.P., its General Partner
By:	J.E. Flynn Capital III, LLC, its General Partner

By:	/s/ David J. Clark
Name:	David J. Clark
Title:	Authorized Signatory

DEERFIELD PARTNERS, L.P.

By:	Deerfield Mgmt, L.P.,
its General Partner

By:	J.E. Flynn Capital, LLC,
its General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

Signature Page – Neos Therapeutics Waiver

Exhibit 10.7

Execution Version

December 10, 2020

Neos Therapeutics, Inc.
2940 N. Hwy 360, Suite 400
Grand Prairie, Texas 75050
Attention: Richard Eisenstadt

Aytu Bioscience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112
Attention: Joshua Disbrow

Re:	Commitment Letter

Ladies and Gentlemen:

Reference is made to that certain Loan and Security Agreement dated as of October 2, 2019 (as amended, restated, supplemented or otherwise modified from time to time, the "Loan Agreement"), by and among NEOS THERAPEUTICS, INC., a Delaware corporation ("Company"), NEOS THERAPEUTICS BRANDS, LLC, a Delaware limited liability company ("NT Brands"), NEOS THERAPEUTICS, LP, a Texas limited partnership ("NT LP"; together with Company, NT Brands and each other Person who joins this Agreement as a borrower from time to time, each a "Borrower" and collectively the "Borrowers"), NEOS THERAPEUTICS COMMERCIAL, LLC, a Delaware limited liability company ("NT Commercial"), and PHARMAFAB TEXAS, LLC, a Texas limited liability company ("NT PharmaFab"), as Loan Party Obligors, the Lenders party thereto from time to time and ENCINA BUSINESS CREDIT, LLC, as agent for the Lenders (in such capacity, "Agent"). Capitalized terms used but not defined herein shall have the meanings given to them in the Loan Agreement.

Borrowers have informed Agent and Lenders that Company desires to enter into that certain Merger Agreement of even date herewith by and among Company, Aytu Bioscience, Inc., a Delaware corporation ("Aytu"), and Neutron Acquisition Sub, Inc., a Delaware corporation, dated as of the date hereof (the "Merger Agreement"), pursuant to which, subject to the terms and conditions set forth therein, Aytu intends to acquire the Company such that, after giving effect to such merger, Company and each other Loan Party shall be wholly-owned direct or indirect subsidiaries of Aytu (the "Proposed Merger Transaction"). Absent the consent of Agent and Lenders, consummation of the Proposed Merger Transaction would constitute an Event of Default under Section 11.1(l) of the Loan Agreement. Borrowers have requested that Agent and Lenders provide their consent to the entry into and consummation by the Borrowers of the Proposed Merger Transaction.

In addition, Borrowers have informed Agent and Lenders that, in connection with the Proposed Merger Transaction, Borrowers desire to (i) issue a Unsecured Convertible Promissory Note to Aytu in a maximum principal amount of up to $5,000,000 (the "Specified Subordinated Note"), (ii) upon consummation of the Proposed Merger Transaction, make a prepayment of up to $15,000,000 of principal in respect of the Term Loan Debt plus any interest thereon that would have otherwise accrued through May 11, 2021 (collectively, the "Specified Term Loan Prepayment") and (iii) make certain modifications to the Term Loan Debt, which are described in the letter agreement, dated as of the date hereof, among the Company, Aytu and Deerfield Private Design Fund II, L.P. and Deerfield Partners, L.P (in the form attached hereto as Exhibit B, the "Term Loan Debt Commitment Letter"). Absent the consent of Agent and Lenders, these transactions would be prohibited under the terms of the Loan Agreement and the Term Loan Intercreditor Agreement, respectively.

Borrowers have requested that Agent and Lenders, (1) provide their consent to the incurrence of indebtedness under the Specified Subordinated Note, and (2) on the Closing Date (as defined in the Merger Agreement), (a) provide their consent to (i) the change of control that will result from the consummation of the Proposed Merger Transaction in accordance with the Merger Agreement, (ii) the making of the Specified Term Loan Prepayment and (iii) the modifications to the Term Loan Debt as contemplated under the Term Loan Debt Commitment Letter and (b) irrevocably waive (i) the "going concern" Event of Default under Section 7.15(a) of the Loan Agreement (as more specifically described in that certain letter agreement by and among Agent, Lenders, Borrowers and Loan Party Obligors dated as of the date hereof) (the "Specified Default") and (ii) the right to impose the Default Rate of interest under Section 3.1 of the Loan Agreement, or to collect interest accruing at such Default Rate that Lenders had a lawful right to collect or apply with respect to any such Specified Default (the consents, waivers and modifications described in clauses (2)(a)(i) – (a)(iii) and clause (2)(b), the "Closing Date Modifications").

Proposed Merger Transaction Consent

Agent and Lenders hereby consent, notwithstanding anything contained in the Loan Agreement, the Term Loan Intercreditor Agreement or any other Loan Document to the contrary, to the entry into and consummation by the Borrowers of the Proposed Merger Transaction in accordance with the terms of the Merger Agreement; provided, that, it is expressly agreed and understood that no payment in respect of the "Company Termination Fee" (as defined in the Merger Agreement) shall be made by Borrower or any other Loan Party, and no payment by Borrower or any other Loan Party of such Company Termination Fee shall be accepted by Aytu or any of its affiliates, unless the Payment Conditions are satisfied after giving effect to such payment (with it being further agreed and understood that any payment of such Company Termination Fee shall be deemed to be a payment of the type described in clause (i) or (ii) of the definition of Payment Conditions for purposes of such condition); provided, further, that, in the event such payment of the Company Termination Fee is required to be deferred pursuant to the foregoing proviso, Borrowers may pay such Company Termination Fee at the time when such Payment Conditions may otherwise be satisfied after giving effect thereto (or, if it has not been paid before such date, upon the payment in full of all Obligations under, and termination of, the Loan Agreement). Notwithstanding any of the foregoing, Borrower acknowledges that the above proviso does not relieve it, and nothing in this letter agreement constitutes a waiver of, its ultimate obligation to Aytu to pay the Company Termination Fee pursuant to the requirements of the Merger Agreement (subject to the terms hereof).

Specified Subordinated Note Consent

Agent and Lenders hereby consent, notwithstanding anything contained in the Loan Agreement, the Term Loan Intercreditor Agreement or any other Loan Document to the contrary, to incurrence of unsecured indebtedness under the Specified Subordinated Note provided that such indebtedness is incurred on terms and conditions set forth in the form of note attached hereto as Exhibit C and subject to the terms of subordination set forth in the form of subordination agreement attached hereto as Exhibit D (it being agreed and understood that (1) the Specified Subordinated Note will have a scheduled maturity date at least 180 days after the Maturity Date under the Loan Agreement, (2) payment in kind and repayment in the form of common stock of the Company or other qualified capital stock of Company, or any convertible debt that is subject to the same subordination terms, shall be permitted, but no cash payments shall be permitted to be made under the Specified Subordinated Note until the Obligations have been paid in full, and (3) the Specified Subordinated Note shall be subject to a permanent standstill on remedies until the Obligations have been paid in full). The foregoing is a limited consent and, except as expressly set forth in this letter agreement, the foregoing consent shall not constitute (a) a modification or alteration of the terms, conditions or covenants of the Loan Agreement or any other Loan Document, or (b) a waiver, release or limitation upon the exercise by Agent or any Lender of any of its rights, legal or equitable, thereunder.

Closing Date Modifications

In consideration of the foregoing, Agent and Lenders hereby commit, in each case notwithstanding anything contained in the Loan Agreement, the Term Loan Intercreditor Agreement or any other Loan Document, solely to (i) pursuant to a consent, waiver or other amendment to the Loan Agreement and/or the Term Loan Intercreditor Agreement, respectively, in forms mutually acceptable to Agent, Borrowers and the holders of the Term Loan Debt (the "Loan Modification Documents"), subject only to the conditions set forth in the following paragraph, (a) consent to the change of control that will result from the consummation of the Proposed Merger Transaction in accordance with the Merger Agreement, (b) consent to the making of the Specified Term Loan Prepayment to the extent such prepayment is funded solely with proceeds of the Proposed Merger Transaction or otherwise provided by Aytu (and not, for the avoidance of doubt, funded with any cash on hand of Company or any other Loan Party), (c) consent to the modifications to the Term Loan Debt as contemplated under the Term Loan Debt Commitment Letter, and (d) irrevocably waive (1) the Specified Default (but not, for the avoidance of doubt, any other Event of Default that may occur and be continuing at any time) and (2) the right to impose the Default Rate of interest under Section 3.1 of the Loan Agreement, or to collect interest accruing at such Default Rate that Lenders had a lawful right to collect or apply with respect to any such Specified Default (but not, for the avoidance of doubt, any other Event of Default that may occur and be continuing at any time), and (ii) promptly and duly take, execute, acknowledge and deliver (or cause each other applicable Person to take, execute, acknowledge and deliver) all such further acts, documents, agreements and instruments as Borrower Representative and the holders of the Term Loan Debt may from time to time reasonably request in order to carry out the intent and purposes of this letter agreement and the transactions contemplated hereby. The Loan Modification Documents shall be negotiated in good faith. Except as otherwise agreed to by Agent and Lenders (but subject solely to the conditions set forth herein), (A) the Loan Modification Documents shall be limited to such consents, amendments, waivers, supplements or other modifications as may be necessary to carry out the express terms and provisions of this letter agreement and the transactions contemplated hereby and (B) the Loan Agreement and the other Loan Documents shall otherwise remain unmodified and as in effect on the date hereof.

Conditions

Agent and Lenders' commitment hereunder is subject solely to (i) consummation of the Proposed Merger Transaction in accordance with the terms of the Merger Agreement without giving effect to any waiver, amendment or other modification to the Merger Agreement, other than any waiver, amendment or other modifications that are not materially adverse to Agent and Lenders (as reasonably determined by Agent in good faith), which amendment or other modification has not been approved in writing by Agent (which approval will not be unreasonably withheld, conditioned or delayed), (ii) execution and delivery by each Loan Party of the Loan Modification Documents and all such further documents, agreements and instruments as Agent may from time to time reasonably request in order to carry out the intent and purposes of this letter agreement and the transactions contemplated hereby, (iii) execution and delivery of the definitive documentation of the modifications described in the Term Loan Debt Commitment Letter on terms reasonably satisfactory to Agent and Lenders, and (iv) no Loan Party shall have agreed to any waiver, consent or other modification that would result in the waiver of payment or deferral of payment of the scheduled principal payment due on May 11, 2021 under the Term Loan Debt without the prior written consent of Agent (which consent shall not be unreasonably withheld, delayed or conditioned). If, for any reason, the Merger Agreement is terminated prior to the consummation of the Proposed Merger Transaction, then this letter agreement, other than the consent under the heading "Specified Subordinated Note Consent", shall automatically terminate and shall be of no further force or effect.

Miscellaneous

By their acceptance of this letter agreement, each of Aytu and each Loan Party expressly acknowledge and agree that neither Agent nor any Lender has waived, and has no intention of waiving, any Events of Default which may be continuing on the date hereof or any Events of Default which may occur after the date hereof, or any of their rights and remedies in respect of any such Events of Default, and nothing contained herein shall limit, condition, restrict or otherwise modify in any respect Agent's or any Lender's exercise of rights and remedies under the Loan Agreement and the other Loan Documents as a result of any such Event of Default. Agent and Lenders have not agreed to forbear with respect to any of their rights and remedies concerning any Event of Default which may have occurred or be continuing as of the date hereof, or which may occur after the date hereof, and Agent and each Lender reserve the right, in its discretion, to exercise any or all of its rights under the Credit Agreement, the other Loan Documents and applicable law at any time.

Borrowers expressly acknowledge and agree that Section 10.3 (Indemnity) and Section 15.7 (Expenses, Fee and Cost Reimbursement) of the Loan Agreement apply to this letter agreement and the transactions contemplated hereby, and that such provisions shall survive termination or expiration of this letter agreement regardless of whether the Proposed Merger Transaction is consummated.

This letter agreement shall not be assignable by you without the prior written consent of Agent (and any purported assignment without such consent shall be null and void), and is solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto.

This letter may be executed in any number of separate counterparts (including electronic and facsimile counterparts), each of which when executed and delivered shall be deemed to be an original, and all of which shall collectively and separately constitute one agreement. Delivery of an executed counterpart of a signature page of this letter agreement by facsimile or electronic mail shall be as effective as delivery of a manually executed counterpart of this letter agreement. The words "execution," "signed," "signature," "delivery," and words of like import in or relating to any document to be signed in connection with this letter agreement and the transactions contemplated hereby shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

The terms of this letter may not be changed except pursuant to a writing signed by the parties hereto. This letter shall be governed by the internal laws of the State of New York (including Section 5-1401 of the General Obligations Law of the State of New York), without regard to conflicts of laws principles that would require application of another law.

The parties hereto consent and agree that the state or federal courts located in Cook County, State of Illinois, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this letter and the transactions relating hereto. The parties hereto expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection, which each of the parties may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

THE PARTIES HERETO, TO THE EXTENT PERMITTED BY LAW, WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH OR RELATING TO, THIS LETTER AGREEMENT AND ANY TRANSACTION RELATED HERETO. THIS WAIVER APPLIES TO ANY ACTION, SUIT OR PROCEEDING WHETHER SOUNDING IN TORT, CONTRACT OR OTHERWISE.

[Signature Pages Follow]

Sincerely,

ENCINA BUSINESS CREDIT, LLC, as Agent

By:	/s/ Jean R. Elie
Name:	Jean R. Elie
Title:	Authorized Signatory

ENCINA BUSINESS CREDIT SPV, LLC, as sole Lender

By:	/s/ Jean R. Elie
Name:	Jean R. Elie
Title:	Authorized Signatory

Agreed to and accepted as of the date first written above:

NEOS THERAPEUTICS, INC., in its capacity as Borrower Representative

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Title:	Chief Financial Officer

AYTU BIOSCIENCES, INC.

By:	/s/ Josh Disbrow
Name:	Josh Disbrow
Title:	Chief Financial Officer

[Signature Page to Commitment Letter]

Exhibit A

Form of Merger Agreement

(attached)

Exhibit B

Form of Term Loan Debt Commitment Letter

(attached)

Exhibit C

Form of Specified Subordinated Note

(attached)

Exhibit D

Form of Subordination Agreement

(attached)

Exhibit 10.8

Execution Version

LIMITED WAIVER TO LOAN AND SECURITY AGREEMENT

December 10, 2020

Via email

Neos Therapeutics, Inc.
2940 N. Hwy 360, Suite 400
Grand Prairie, Texas 75050
Attention: Richard Eisenstadt
Email: reisenstadt@neostx.com

RE:	Loan and Security Agreement (as amended, restated or otherwise modified, the "Loan Agreement") dated as of October 2, 2019, by and among NEOS THERAPEUTICS, INC., a Delaware corporation ("Company"), NEOS THERAPEUTICS BRANDS, LLC, a Delaware limited liability company ("NT Brands"), NEOS THERAPEUTICS, LP, a Texas limited partnership ("NT LP"; together with Company and NT Brands, each a "Borrower" and collectively the "Borrowers"), NEOS THERAPEUTICS COMMERCIAL, LLC, a Delaware limited liability company ("NT Commercial"), and PHARMAFAB TEXAS, LLC, a Texas limited liability company ("NT PharmaFab" together with NT Commercial each a Loan Party Obligor and collectively, the “Loan Party Obligors”), the Lenders party hereto from time to time and ENCINA BUSINESS CREDIT, LLC, as agent for the Lenders (in such capacity, "Agent").

Ladies & Gentlemen:

Capitalized terms used in this Limited Waiver to Loan and Security Agreement (this "Waiver") but not defined herein shall have the meanings assigned to them in the Loan Agreement. This Waiver is a Loan Document.

Subject to the terms and conditions set forth below, Agent hereby irrevocably waives all breaches, Defaults and Events of Default under Section 7.15(a) of the Loan Agreement solely to the extent resulting from the inclusion of a "going concern" qualification in the audited financial statements of the Borrowers and Loan Party Obligors on a consolidated basis for the fiscal year ending December 31, 2020. The waiver in the preceding sentence shall terminate and be of no further force and effect upon the termination of that certain Commitment Letter dated as of the date hereof by and among Borrower Representative, Aytu Biosciences, Inc., Agent and sole Lender (the "Encina Commitment Letter") in accordance with its terms.

The foregoing is a limited waiver and, except as expressly set forth in this Waiver, the foregoing limited waiver shall not constitute (a) a modification or alteration of the terms, conditions or covenants of the Loan Agreement or any other Loan Document, or (b) a waiver, release or limitation upon the exercise by Agent or any Lender of any of its rights, legal or equitable, thereunder.

Each Loan Party Obligor hereby represents, warrants and covenants to Agent that:

a.	Each Loan Party Obligor is validly existing as a corporation, limited liability company or limited partnership, as applicable, and is in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as applicable. Each Loan Party Obligor (i) has full power and authority (and all governmental licenses, authorizations, permits (including all Health Care Permits and other Permits), consents and approvals) to (A) own its properties and conduct its business and (B) to (x) enter into, and perform its obligations under, this Waiver and the other Loan Documents and (y) consummate the transactions contemplated under this Waiver and the other Loan Documents, and (ii) is duly qualified as a foreign corporation, limited liability company or limited partnership, as applicable, and licensed and in good standing, under the laws of each jurisdiction where its ownership, lease or operation of property or the conduct of its business requires such qualification or license, in each case of this clause (ii), where the failure to be so qualified, licensed or in good standing could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect;

b.	The execution, delivery and performance of this Waiver and the other Loan Documents, in each case, have been duly authorized by each Loan Party Obligor, and no further consent or authorization is required by any Loan Party Obligor, any Loan Party Obligor’s board of directors (or other equivalent governing body) or the holders of any Loan Party Obligor’s Stock;

c.	Immediately after giving effect to this Waiver, the representations and warranties of the Loan Party Obligors contained in the Loan Documents shall, in each case, be true, correct and complete in all material respects (without duplication of any materiality provision contained therein) on and as of the date hereof (or any earlier date with respect to which any such representation or warranty relates); and

d.	Immediately after giving effect to this Waiver (including Section 2 hereof), no Default or Event of Default shall have occurred and be continuing.

This Waiver may be executed in several counterparts, and by each party hereto on separate counterparts, each of which and any photocopies, facsimile copies and other electronic methods of transmission thereof shall be deemed an original, but all of which together shall constitute one and the same agreement.

This Waiver is made solely for the benefit of Borrowers and Loan Party Obligors and no other Person may rely on or have shall have any right, benefit or interest under or because of this Waiver.

Each Borrower and each other Loan Party Obligor hereby reaffirms its obligations under each Loan Document to which it is a party, as each may have been amended on or prior to the date hereof (the "Reaffirmed Agreements"). Each Borrower and each other Loan Party Obligor hereby further agrees that each Reaffirmed Agreement to which it is a party shall remain in full force and effect following the execution and delivery of this Waiver and that all references in any of the Reaffirmed Agreements to which it is a party to the "Loan Agreement" shall be deemed to refer to the Loan Agreement, as supplemented by this Waiver and as amended or modified from time to time hereafter. Except as expressly set forth herein, each of the Reaffirmed Agreements shall remain unmodified and in full force and effect.

Each Borrower and each other Loan Party Obligor on behalf of itself and its successors, assigns, heirs and other legal representatives, hereby absolutely, unconditionally and irrevocably releases, remises and forever discharges Agent and each Lender and any and all Participants and Affiliates, and their respective successors and assigns, and their respective directors, members, managers, officers, employees, attorneys and agents, including without limitation each Agent-Related Person, and any other Person affiliated with or representing Agent or any Lender (collectively, the "Released Parties") of and from any and all liability, including all actual or potential claims, demands or causes of action of any kind, nature or description whatsoever, whether arising in law or equity or under contract or tort or under any state or federal law or otherwise, which any Borrower or any Loan Party or any of their successors, assigns or other legal representatives has had, now has or has made claim to have against any of the Released Parties for or by reason of any act, omission, matter, cause or thing whatsoever, including any liability arising from acts or omissions pertaining to the transactions contemplated by this Waiver, whether based on errors of judgment or mistake of law or fact, from the beginning of time to and including the date hereof, whether such claims, demands and causes of action are matured or known or unknown.

Each Borrower and each other Loan Party Obligor expressly acknowledges and agrees that Section 10.3 (Indemnity) and Section 15.7 (Expenses, Fee and Cost Reimbursement) of the Loan Agreement apply to this letter agreement and the transactions contemplated hereby.

THIS WAIVER SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. FURTHER, THE LAW OF THE STATE OF NEW YORK SHALL APPLY TO ALL DISPUTES OR CONTROVERSIES ARISING OUT OF OR CONNECTED TO OR WITH THIS WAIVER WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES.

[signature pages follow]

Encina Business Credit, LLC,
as Agent

By:	/s/ John D. Whetstone
Name:	John D. Whetstone
Title:	EVP

Encina Business Credit SPV, LLC,
as sole Lender

By:	/s/ John D. Whetstone
Name:	John D. Whetstone
Title:	EVP

Signature Page to Limited Waiver

AGREED TO :

Borrowers:

NEOS THERAPEUTICS, INC.

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Its:	Chief Financial Officer

NEOS THERAPEUTICS BRANDS, LLC

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Its:	Chief Financial Officer

NEOS THERAPEUTICS, LP

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Its:	Chief Financial Officer

Loan Party Obligors:

NEOS THERAPEUTICS COMMERCIAL, LLC

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Its:	Chief Financial Officer

NEOS THERAPEUTICS, LP

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Its:	Chief Financial Officer

Signature Page to Limited Waiver

PHARMAFAB TEXAS, LLC

By:	/s/ Richard Eisenstadt
Name:	Richard Eisenstadt
Its:	Chief Financial Officer

Signature Page to Limited Waiver

Exhibit 99.1

Aytu BioScience (NASDAQ: AYTU) Aytu BioScience to Acquire Neos Therapeutics, Inc. December 10, 2020 aytubio.com

Transaction Highlights & Strategic Rationale Transaction creates highly diversified specialty pharmaceutical company with $100mm of pro forma revenue Brand Marketing (10 products), Pediatric, Primary Care, and Consumer Healthcare products Accelerates transformation to profitability with estimated annual cost synergies of approximately $15 million Adds established, high performing multi-brand ADHD portfolio, expanding footprint in pediatrics and adjacent specialty areas Neos LTM Revenues(1) of $57M million Driven by Growth of ADHD Brands Adzenys® XR-ODT (amphetamine) and Cotempla® XR-ODT (methylphenidate) Opportunity to leverage and further enhance Neos RxConnect, a best-in-class patient support program, for Aytu’s product portfolio of best-in-class prescription therapeutics Broad pipeline platform anchored by lead product for sialorrhea and novel ODT delivery technology Company well-positioned for continued growth through business development (1) As of September 30, 2020.

Combination Overview

Terms	• Stock-for-Stock Transaction • Each holder of Neos shares will receive 0.1088x shares of common stock of Aytu per each share of Neos common stock held, reflecting a 1:10 reverse stock split effected 12/9/20 (1) • The all-stock transaction is valued, on a fully diluted basis, at approximately $44.9 million (2)
Pro Forma Combined Company Financial Information	• Neos shareholders owning approximately 30% of the fully diluted common shares of the pro forma company • For the 12-month period ending September 30, 2020, aggregate pro forma net revenues of over $100 million
Board of Directors	• Full Board of Directors to consist of 8 members • 6 Directors from Aytu; 2 Directors from Neos
Management	• Management team drawn from both companies • Josh Disbrow to remain CEO of pro forma company
Transaction Close	• Expected to close in the second quarter of 2021 • Pending approval of Aytu and Neos shareholders and subject to satisfaction of customary closing conditions
Equity	• Pro forma company will retain the Aytu BioScience name and continue to trade under NASDAQ: AYTU

(1) Announced and effective on December 8, 2020.

AYTU BioScience NEOS Therapeutics

3

Combination Overview (1) Announced and effective on December 8, 2020. (2) Based on the 10-day VWAP of Aytu stock as of 12/9/20

Three Complementary Product Sets with Critical Mass in Pediatrics

Pediatrics

- Cotempla XR-ODT (methylphenidate) Extended-Release Orally Disintegrating Tablets 8.6 mg, 17.3 mg, 25.9 mg
- Adzenys ER (amphetamine) Extended-Release Oral Suspension 1.25 mg/mL
- Adzenys XR-ODT (amphetamine) Extended-Release Orally Disintegrating Tablets 3.1 mg, 6.3 mg, 9.4 mg, 12.5 mg, 15.7 mg, 18.8 mg
- Karbinal ER (carbinoxamine maleate)
- CEFACLOR For Oral Suspension, USP 125 mg/5 mL · 250 mg/5 mL · 375 mg/5 mL
- Poly-Vi-Flor
- Tri-Vi-Flor

Primary Care

- natesto (testosterone) nasal gel
- ZolpiMIST (zolpidem tartrate) ORAL SPRAY
- Tuzistra XR (Codeine Polistirex and Chlorpheniramine Polistirex) EXTENDED-RELEASE ORAL SUSPENSION

Consumer Health

- NEURITERX
- GlucoGorx
- FlutiCare
- UriVArx
- Zestra Essential Arousal Oils

(1) As of September 30, 2020.

AYTU BioScience | NEOS Therapeutics

4

Highly Diversified Specialty Pharmaceuticals Platform with $100 Million in Revenue Three Complementary Product Sets with Critical Mass in Pediatrics PediatricsPrimary CareConsumer Health As of September 30, 2020.

Upwards of
$15 Million

Continued Opportunities for Synergies

SG&A

- Commercial efficiencies
- Duplicative overhead
- Support functions and technology systems

Operations

- Manufacturing optimization
- Streamlined R&D

AYTU BioScience NEOS Therapeutics

5

Synergies will Create Robust Value and Expected to Drive Profitability Continued Opportunities for Synergies SG&A Commercial efficiencies Duplicative overhead Support functions and technology systems Operations Manufacturing optimization Streamlined R&D $15 Million Quick, efficient integration due to both companies’ management teams significant experience in mergers and acquisitions

NEOS's ADHD Portfolio: A Market Expansion Opportunity

Adzenys XR-ODT

Approved for patients 6+ years, both pediatric and adult

Adzenys XR-ODT
EFFECTIVE
ADHD
SYMPTOM
MANAGEMENT

Cotempla XR-ODT

Approved for patients ages 6-17

WIN
the MORNING.
WIN
the DAY.

AYTU BioScience NEOS Therapeutics

6

NEOS’s ADHD Portfolio: A Market Expansion Opportunity Approved for patients 6+ years, both pediatric and adult Focused on adults – the fastest growing segment of the market Approved for patients ages 6-17 Compelling clinical efficacy data demonstrating symptom control at 1 hour after dosing and sustained through 12 hours

Large and Growing ADHD Market

Product Background

1. IQVIA: National Prescription Audit – trailing 12 month data as of December 2019
2. IQVIA; National Sales Perspective – trailing 12 month data as of December 2019

AYTU BioScience NEOS Therapeutics

7

Large and Growing ADHD Market Drug Type Annual Prescriptions1 (Million) Annual Gross Revenue2 (Billion) Amphetamine 48.5 $5.6 Methylphenidate 19.6 $2.6 Non-Stimulants 6.9 $0.3 Total 75.1 $8.5 Adzenys XR-ODT launched in 2016 Cotempla XR-ODT launched in 2017 Adzenys ER launched in 2019 IQVIA: National Prescription Audit – trailing 12 month data as of December 2019 IQVIA; National Sales Perspective – trailing 12 month data as of December 2019

Neos RxConnect Program Will Support and Grow Aytu’s Heritage Brands Offers predictability and enhances access to Neos brands for 100% of commercially insured patients, regardless of individual insurance coverage Allows prescribers to focus on best therapeutic option, rather than on individual insurance coverage Reduces prescriber hassles that they may face when prescribing branded medications for their patients No prior authorizations required to access Neos brands Potentially reduces office administrative burden Affordable for all commercially insured patients Patients pay $35 or as low as $0 per prescription, even when enrolled in high-deductible plans

New Product Opportunity Creates Future Growth NT0502 is in Phase 1 clinical development for the treatment of chronic sialorrhea (excessive drooling) Significant unmet need for an effective therapy with an improved tolerability profile and dosing regimen PrevalenceEst. Affected PatientsCurrent Therapies Approximately 1.4M diagnosed patients with sialorrhea in U.S. alone Parkinson’s Disease Cerebral Palsy Stroke/TBI Other 0.4 M 0.3 M 0.6 M 0.1 M Non-selective Anticholinergics and Botulinum Toxins are reserved for the most severe patients but are associated with considerable side effects and tolerability concerns Chronic sialorrhea represents a significant disease burden for patients, many of whom may remain untreated due to limited associated with current therapies Source: Mozaffarian. AHA Circulation. 2016; Taylor. MMWR Surveill Summ. 2017; Laskowitz. CRC Press; 2016; Alhashemi. Neurosciences (Riyadh). 2010; Cohen. Int J Stroke. 2016; Maenner. Ann Epidemiol 2016; Marras. NPJ Parkinsons Dis. 2018; Kalf. J Neurol. 2009; Reid. Dev Med Child Neurol. 2012; McGrath Epidemiol Rev. 2008; 2015 Clozapine for Treating Schizophrenia – A comparison of the States; Maher. Ther Adv Psychopharmacol. 2016; Garnock-Jones. Paediatric Drugs 2012; Lakraj. Toxins 2013; Physician Interviews. 9

Combined Companies Create Platform to Drive Growth and Support Acquisitions Existing Portfolio Expected to Grow and Generate Cash Flow Ability to Accelerate Growth Through Smart Acquisitions Potential to Unlock Significant Shareholder Value Unique opportunity to acquire assets as a consolidator in a market ripe for integration 10

Experienced Executive Leadership Josh Disbrow Chairman and CEO, Aytu BioScience Former VP of Commercial Operations at Arbor Pharmaceuticals; revenues grew from zero to over $127MM in < 5 years; Acquired by KKR Previous COO of Ampio Pharmaceuticals (NYSE: AMPE) and head of Business Unit Progressive commercial roles at LipoScience, Cyberonics, and GlaxoSmithKline Received a Bachelor of Science in Management from North Carolina State University and a Master of Business Administration from Wake Forest University Jerry McLaughlin CEO, President and Director, Neos Therapeutics President & Chief Executive Officer at AgeneBio Senior VP & CCO at NuPathe from 2007 until its acquisition by Teva Pharmaceuticals in 2014 Served in a variety of commercial leadership roles at Endo Pharmaceuticals and Merck Received a Bachelor of Arts in Economics from Dickinson College and a Master of Business Administration from Villanova University 11

Transaction Next Steps Announce Review Close Announce the deal and file merger agreement. Subject to customary review and closing requirements. Obtain shareholder approvals. Expected to close in the second quarter of 2021. Shares to be traded under Aytu Bioscience (AYTU) on the Nasdaq. 12

SUPPLEMENTAL INFORMATION 13

Overview of Aytu BioScience Focus: Licenses/acquires and commercializes novel prescription and consumer health products competing in large markets Rx Products: Natesto, Tuzistra XR, ZolpiMist Consumer Health Products: Over 20 consumer brands Finances: $13.520m net product revenue (Q1 2021) $27.632m total product revenue (FY 2020) $37.911m cash and equivalents (Q1 2021) <$1m in interest-bearing debt (Q1 2021) Corporate Structure, HQ: Re-incorporated in Delaware 2015 (predecessor founded 2002) Headquartered in Englewood, Colorado 14

Overview of Neos Therapeutics Focus: Develops, manufactures, and commercializes products for the treatment of attention deficit hyperactivity disorder (ADHD) using its drug delivery technology platform Products: Adzenys XR-ODT amphetamine, Cotempla XR-ODT methylphenidate; Adzenys ER amphetamine; and generic Tussionex Finances: $12.535m net product sales (Q3 2020) $64.649m net product sales (FY 2019) $12.744m cash and cash equivalents (Q3 2020) $43.050m in debt principal and end-of term fee (Q3 2020) Corporate Structure, HQ: Incorporated in 2009 Headquartered in Grand Prairie, Texas

NT0502 Development Program

Phase 1 - Single and Multiple Ascending Dose Study

Study Element	Details
Study Design	• Single center, two part, randomized, double blind, placebo-controlled, single ascending dose (SAD) and multiple ascending dose (MAD) study
Dose	• SAD: 3 cohorts, single dose of NT0502 • MAD: 3 cohorts dosed NT0502 for 5 days (one cohort: oxybutynin IR tablet dosed daily)
Subjects	• 48 subjects; males and females, 18-50 years old, inclusive • SAD: 3 cohorts, 8 subjects each • MAD: 3 cohorts, 8 subjects each
Pharmacokinetic Samples	• SAD: 11 timepoints through 48 hours • MAD: 22 (11 timepoints through 48 hours starting on each of Days 1 & 5)
Safety Measures	• Standard safety data collection • 12-lead ECG time matched PK/ECG triplicate collections (QTc) • Holter monitor ECG continuous collections for more detailed CV assessment (popPK)

Source: Neos Management

16

NT0502 Development Program Phase 1 - Single and Multiple Ascending Dose Study Source: Neos Management

Additional Information about the Proposed Merger Transaction and Where to Find It This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of December 9, 2020, by and among Neos Therapeutics, Inc. (“Neos”), Aytu Bioscience Inc. (“Aytu”), and Neutron Acquisition Sub, Inc. In connection with the proposed merger transaction, Aytu expects to file with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Aytu and Neos that also constitutes a prospectus of Aytu, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Aytu stockholders and Neos stockholders when it becomes available. Aytu and Neos also plan to file other relevant documents with the SEC regarding the proposed merger transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. You may obtain a free copy of the joint proxy statement/prospectus and other relevant documents (if and when they become available) filed by Aytu or Neos with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Aytu with the SEC will be available free of charge on Aytu’s website at www.aytubio.com or by contacting Aytu’s Investor Relations at james@haydenir.com. Copies of the documents filed by Neos with the SEC will be available free of charge on Neos’ website at www. investors.neostx.com or by contacting Neos’ Investor Relations at (972) 408-1300. Certain Information Regarding Participants Aytu and Neos and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger transaction. You can find information about Aytu’s executive officers and directors in Aytu’s definitive proxy statement filed with the SEC on March 4, 2020 in connection with Aytu’s 2020 annual meeting of stockholders. You can find information about Neos’ executive officers and directors in Neos’ definitive proxy statement filed with the SEC on April 21, 2020 in connection with Neos’ 2020 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Aytu or Neos using the sources indicated above.

No Offer or Solicitation This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor a solicitation of any vote or approval with respect to the proposed merger transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law. Cautionary Statement Regarding Forward-Looking Statements This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this communication, are forward-looking statements. Forward-looking statements are generally written in the future tense and/or are preceded by words such as ''may,'' ''will,'' ''should,'' ''forecast,'' ''could,'' ''expect,'' ''suggest,'' ''believe,'' ''estimate,'' ''continue,'' ''anticipate,'' ''intend,'' ''plan,'' or similar words, or the negatives of such terms or other variations on such terms or comparable terminology. All statements other than statements of historical facts contained in this presentation, are forward-looking statements, including but not limited to any statements regarding the expected timetable for completing the proposed merger transaction, the results, effects, benefits and synergies of the proposed merger transaction, future, opportunities for the combined company, future financial performance and condition, the executive and board structure of Aytu, guidance and any other statements regarding Aytu’s or Neos’ future expectations, beliefs plans, objectives, financial conditions, assumptions or future events or performance. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include, among others: (i) the outcome of any legal proceedings that may be instituted against the companies and others related to the proposed merger transaction; (ii) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; (iii) the availability and terms of financing and capital and the general volatility of securities markets; (iv) the regulatory and commercial risks associated with introducing the COVID-19 rapid tests; (v) the accuracy of the COVID-19 rapid tests as compared to other COVID-19 tests; (vi) market acceptance of the tests; (vii) the ability to obtain FDA approval or authorization for the tests, our ability to obtain sufficient tests to meet consumer demand, if any; (viii) the manufacturers' ability to scale up manufacturing to meet customer demand, if any; (ix) reputation risks if the tests are not as effective as anticipated; (x) that the current regulatory environment continues to permit the sale of the tests; (xi) risks associated with the companies’ ability to obtain the stockholder approvals required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; and (xii) those additional risks and factors discussed in reports filed with the SEC by Aytu and Neos from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q and in the other reports and documents each company files with the SEC from time to time. In addition, the forward-looking statements included in this communication represent the views of Aytu and Neos only as of the date hereof, and subsequent events and developments may cause the views of Aytu and Neos to change. However, while Aytu and Neos may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, except as may be required by law. 18

Contact Information: Josh Disbrow Chief Executive Officer josh.disbrow@aytubio.com Investor Relations: James Carbonara Hayden IR james@haydenir.com Transfer Agent: Direct Transfer info@issuerdirect.com 877-481-4014 19